4/23

Follow-Up Materials

08003337

PROCESSED
JUN 26 2008
THOMSON REUTERS

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: ADB

COMPANY NAME: Asian Development Bank

COMPANY ADDRESS: ____________________

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00002 FISCAL YEAR: ________

(03/94)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of one or more proposed
issues of notes and bonds of the Bank

Filed pursuant to Rule 3 of Regulation AD
Dated: April 18, 2008

The following information is filed pursuant to Rule 3 of Regulation AD in respect of one or more proposed issues of notes and bonds (the "Securities") of the Asian Development Bank (the "ADB"). Certain information specified in Schedule A to Regulation AD is not available at the date of this Report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

When terms for the offering of any issue of Securities are established, such Securities will be described in a prospectus or supplemental information statement or similar document, as contemplated by the enclosed Information Statement dated April 18, 2008 (the "Information Statement").

Item 2. Distribution of Obligations

See cover of the Information Statement. The ADB intends to issue certain Securities from time to time with maturities and on terms determined by market conditions at the time of sale. The ADB may sell the Securities to dealers or underwriters who may resell them or the ADB may sell the Securities directly or through agents.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See the Information Statement, page 6.

Item 7. Exhibits

(a) To be filed by a subsequent report.

(b) To be filed by a subsequent report.

(c) To be filed by a subsequent report.

(d) Information Statement dated April 18, 2008 attached hereto (also see Item 1. above).

ADB

INFORMATION STATEMENT

The Asian Development Bank (ADB) intends to issue its notes and bonds (Securities) from time to time with maturities and on terms determined by market conditions at the time of sale. ADB may sell the Securities to dealers or underwriters who may resell them or ADB may sell the Securities directly or through agents.

The specific currency, aggregate principal amount, maturity, interest rate or method for determining such rate, interest payment dates, purchase price to be paid by ADB, any terms for redemption or other special terms, form and denomination of the Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents in connection with the sale of such Securities being offered by ADB at a particular time, as well as any other information that may be required, will be set forth in a prospectus or supplemental information statement or similar document.

AVAILABILITY OF INFORMATION

ADB will provide, without charge, additional copies of this Information Statement upon request. Written or telephone requests should be directed to ADB's principal office at 6 ADB Avenue, Mandaluyong City, 1550 Metro Manila, Philippines, Attention: Funding Division, Treasury Department, tel: +63 2 632 4444, fax: +63 2 636 2444 or to the following ADB representative offices: i) Rahmhofstrasse 2, 60313 Frankfurt am Main, Germany, tel: +49 69 2193 6400, fax: +49 69 2193 6444; ii) Second Floor Yamato Seimei Bldg., 1-7 Uchisaiwaicho 1-Chome, Chiyoda-Ku, Tokyo 100-0011, Japan, tel:+813 3504 3160, fax:+813 3504 3165; and iii) 815 Connecticut Avenue NW, Suite 325, Washington, D.C. 20006, U.S.A., tel: +1 202 728 1500, fax: +1 202 728 1505.

The Information Statement is also available on ADB's Financial Resources website at www.adb.org/Bond-Investors/investor.asp. Other documents and information on ADB's website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus or supplemental information statement or similar document issued after the date hereof will refer to this Information Statement for a description of ADB and its financial condition, until a new information statement is issued.

April 18, 2008

Asian Development Bank

The issuance of this Information Statement or any prospectus or supplemental information statement or similar document and any offering and sale of Securities does not constitute a waiver by ADB or by any of its members, Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Agreement Establishing the Asian Development Bank or by any statute, law or regulation of any member of ADB or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained in this Information Statement, prospectus, any supplemental information statement or similar document. Any information or representation not contained herein must not be relied upon as having been authorized by ADB or by any of its dealers, underwriters or agents. Neither this Information Statement nor any prospectus or supplemental information statement or similar document constitutes an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation.

Except as otherwise indicated, all amounts in this Information Statement and any prospectus or supplemental information statement or similar document are expressed in United States dollars.

TABLE OF CONTENTS

This Information Statement contains forward-looking statements which may be identified by such terms as "believes", "expects", "intends" or similar expressions. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond ADB's control. Consequently, actual future results could differ materially from those currently anticipated.

SUMMARY INFORMATION

(As of December 31, 2007, unless otherwise indicated)

The Asian Development Bank (ADB) is an international organization established in 1966 and owned by its 67 members. ADB's main goal is to reduce poverty in Asia and the Pacific through inclusive economic growth, environmentally sustainable growth, and regional integration. ADB pursues its goal primarily by providing various forms of financial assistance to its developing member countries such as loans, technical assistance, grants, guarantees, and equity investments.

ADB was founded mainly to act as a financial intermediary to transfer resources from global capital markets to developing member countries for economic development. Its ability to intermediate funds from global capital markets for lending to its developing members is an important element in achieving its development missions.

ADB's five largest shareholders are Japan and the United States (each with 15.6% of total shares), People's Republic of China (6.4%), India (6.3%), and Australia (5.8%). Twenty-three ADB members are also members of the Organisation for Economic Co-operation and Development (OECD) holding 64.5% of ADB's total subscribed capital and 58.5% of total voting power.

Equity: ADB's members have subscribed to $55,978 million of capital, $3,937 million of which was paid in and the remainder callable. The callable capital is available as needed for debt service payments and thus provides the ultimate backing for ADB's borrowings and guarantees. It cannot be called to make loans. ADB's equity also included reserves totaling $10,413 million.

Borrowings: ADB's outstanding borrowings, before swaps, of $31,569 million were denominated in 20 currencies. ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus and special reserve), subject to the Charter limit of 100% of callable capital. ADB's outstanding borrowings, after swaps, and guarantees as of December 31, 2007 were equivalent to 69.4% of such ceiling or 62.6% of ADB's total callable capital.

Net Income: ADB has achieved consistent profitability, earning profits every year since its inception. Net income for 2007 was $765 million, as compared to $570 million in 2006, representing an annualized return of 1.79% (1.50% in 2006) on its average earning assets. Net income for 2007 before FAS 133 adjustment was $711 million, as compared to $706 million in 2006, representing an annualized return of 1.66% (1.86% in 2006) on its average earning assets.

Loan Portfolio: ADB's outstanding loan commitments in its ordinary operations totaled $49,267 million. 95.1% of ADB ordinary operations loans were sovereign loans, being loans made to the public sector (member countries and, with the guarantee of the concerned member, government agencies or other public entities), and 4.9% were nonsovereign loans, being loans to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. ADB has never suffered any losses of principal on sovereign loans and maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. The total loans in non-accrual status of $19 million as of December 31, 2007 represented 0.1% of the total outstanding ordinary capital resources loans. ADB's lending policy limits ADB's outstanding commitments, i.e., the sum of outstanding disbursed loan and undisbursed loan balances, equity investments, and guarantees, to no more than the sum of total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). ADB's outstanding commitments as of December 31, 2007 were equivalent to 76.9% of such lending ceiling.

Risk Management: ADB seeks to mitigate exchange risks by matching its liabilities in various currencies with assets in those same currencies. ADB uses derivatives, including currency and interest rate swaps, in connection with its operations in order to reduce its borrowing costs, generate investment income, and manage its balance sheet risks. The principal amount receivable and payable under outstanding currency swap transactions aggregated $19,106 million and $16,880 million, respectively. The notional principal amount of outstanding interest rate swap transactions totaled $9,522 million. To control its credit exposures on swaps, ADB has set credit rating requirements for counterparties and has entered into collateral arrangements with them.

The above information should be read in conjunction with the detailed information and financial statements appearing elsewhere in this Information Statement.

ADB

The Asian Development Bank, a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (Charter) which is binding upon the member countries which are its shareholders. The purpose of ADB is to foster economic growth and cooperation in Asia and the Pacific region (region) and to contribute to the economic development of the developing member countries in the region collectively and individually. ADB's vision is an Asia and Pacific region free of poverty. Its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB's strategy for reducing poverty focuses on achieving three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration.

As of December 31, 2007, ADB had 67 members consisting of 48 regional members, including Japan, Australia, and New Zealand, providing 63.4% of its capital, and 19 nonregional members, comprising the United States, Canada and 17 European countries, providing 36.6% of its capital. The membership of ADB reflects the intention of the founders that, while its operations should be limited to the region, it should incorporate the active participation and financial resources of developed nations outside the region. The percentage of voting power in ADB's affairs held by the respective members is related, but is not directly proportional, to their capital subscriptions. As of December 31, 2007, the aggregate voting power of the developed member countries, which include all nonregional members plus Japan, Australia, and New Zealand, represents approximately 54.2% of the total. The members and their respective voting power and subscriptions to ADB's capital stock as of December 31, 2007 are set forth in *Appendix VII* of the *Financial Statements*.

ADB's primary activity is making loans to finance projects or programs located within the territories of its developing member countries. Such activity is divided into ordinary operations and special operations, for which separate financial statements are maintained. Ordinary operations are financed from ordinary capital resources (see *Funding Resources)*, and special operations are financed from Special Funds resources, most of which are contributed by members (see *Special Operations)*. Under the Charter, ADB's ordinary capital resources and the Special Funds resources must at all times be held and used entirely separately from each other.

In addition to its lending operations, ADB issues guarantees, makes equity investments and participates in underwriting equity funds. ADB also extends technical assistance in the form of grants or loans for project preparation and evaluation, development planning and other purposes. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations tapping official, commercial, and export credit sources to maximize the development impact of its assistance. To complement ADB's activities in development research and training, ADB has established the ADB Institute, a subsidiary body of ADB, located in Tokyo, Japan, the primary objective of which is to improve management capacities of agencies and organizations engaged in development activities.

The principal office of ADB is located in Manila, Philippines. ADB has 26 other offices, including 19 resident missions located in Afghanistan, Azerbaijan, Bangladesh, Cambodia, People's Republic of China, India, Indonesia, Kazakhstan, Kyrgyz Republic, Lao People's Democratic Republic, Mongolia, Nepal, Pakistan, Papua New Guinea, Sri Lanka, Tajikistan, Thailand, Uzbekistan, and Viet Nam; a country office in the Philippines; a special liaison office in Timor-Leste; two regional missions, located in Sydney, Australia, and Suva, Fiji Islands; and three representative offices, located in Tokyo, Japan, Frankfurt, Germany, and Washington D.C., U.S.A. As of December 31, 2007, ADB had a staff of 2,438 from 55 member countries. (For more details on ADB, see www.adb.org. This website address is included as an inactive textual reference only. Materials on the website are not incorporated by reference herein.)

USE OF PROCEEDS

The net proceeds to ADB from the sale of Securities will be included in the ordinary capital resources of ADB and used in its ordinary operations (see *ADB Operating Activities - Ordinary Operations*).

BASIS OF FINANCIAL REPORTING

Statutory Reporting

ADB's selected financial data are shown in *Table 1*. ADB prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). ADB complies with Financial Accounting Standards (FAS) 133, "Accounting for Derivative Instruments and Hedging Activities" and its related amendments (collectively referred to as FAS 133), including FAS 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140".

FAS 133 allows hedge accounting only if certain qualifying criteria are met. An assessment of those criteria indicated that most of ADB's derivative transactions are highly effective in hedging the underlying transactions and are appropriate for reducing funding costs. However, ADB believes that applying FAS 133 hedge accounting criteria would not entirely reflect its risk management and hedging strategies. Compliance with FAS 133 hedge accounting would impose undue constraints on future borrowings, loans, and hedging programs and would likely detract from ADB's efforts to effectively and efficiently minimize the funding costs for its borrowing member countries. Accordingly, ADB elects not to adopt FAS 133 hedge accounting and reports all derivative instruments on its balance sheet at fair value while recognizing changes in the fair value of derivative instruments for the year as part of net income.

The adoption of FAS 155 on January 1, 2006 to a degree alleviates the volatility in the reported earnings, because it permits fair value measurement for hybrid financial instruments that contain embedded features that would otherwise be required to be treated as separate derivative instruments (bifurcated) in the reported financial statements under FAS 133. As of December 31, 2007, ADB holds a small portion of hybrid financial instruments in its borrowing portfolio.

Supplemental Reporting

ADB manages its balance sheet by selectively using derivatives to minimize the interest rate and currency risks associated with its financial assets and liabilities. Derivative instruments are used to enhance asset/liability management of individual positions and overall portfolios, and to reduce borrowing costs. Certain financial instruments (including all derivatives, structured borrowings and certain investments) are recorded at their fair value while loans, the majority of borrowings, and certain investments are recorded at carrying book value.

ADB uses derivatives to convert fixed rate borrowings into floating rate borrowings. These borrowing-related derivatives are considered to be equivalent to fixed rate assets; in general, the value of the derivatives declines (resulting in a loss) when market interest rates increase and vice versa. These derivatives would generally economically offset the contractual obligations resulting from the borrowings. However, as most of these borrowings are accounted for at their carrying book value, their reported values are not affected by interest rate movements. Because of the different methods used to account for the borrowings and their associated derivatives, the application of FAS 133 creates volatility in the reported earnings. In addition, applying FAS 133 does not fully reflect the overall economic value of ADB's financial position.

Because of the continued inconsistent accounting treatment as described above, ADB has decided to continue issuing two non-U.S. GAAP supplemental financial statements – current value basis and pre-FAS 133 basis - to better reflect its financial position and risk management. Application of consistent approaches in these statements permits better analysis for management information and decision making.

Discussion and Analysis of Current Value Financial Statements (Unaudited)

The unaudited Condensed Current Value Balance Sheets in *Table 2* present estimates of the economic value of ADB's ordinary capital resources financial assets and liabilities, taking into consideration changes in interest rates, exchange rates, and credit risks. Current value reflects the exit price for financial instruments with liquid markets and is the estimated fair value. For financial instruments with no market quotations, current value is estimated by discounting the expected cash flows by applying the appropriate market data. The current value results may differ from the actual net realizable value in the event of liquidation. The reversal of the effects of FAS 133 removes its impact, as these effects are part of current value adjustments. For details, see *Tables 3* and *4*.

Unaudited Condensed Current Value Balance Sheets

Loans and Related Swaps: The majority of ADB's loans are made to or guaranteed by ADB members. ADB does not sell its sovereign loans, believing that there is no market for them. The current value of loans incorporates Management's best estimate of expected cash flows including interest. Estimated cash flows from principal repayments and interest are discounted by the applicable market yield curves for ADB's funding cost plus the applicable lending spread.

The current value also includes an appropriate credit risk assessment. To recognize the risk inherent in these and other potential overdue payments, the value of the loans is adjusted through loan loss provisioning. ADB has never suffered a loss on sovereign loans except opportunity losses resulting from the difference between payments for interest and charges not in accordance with the loan's contractual terms.

The positive adjustment of $0.8 billion indicates that the average interest rates on loans on an after-swap basis are higher than ADB would currently originate on similar loans.

Investments and Related Swaps: Under both the statutory and current value bases, investment securities and related derivatives are reported at fair values based on market quotations when available. Otherwise, the current value is calculated using market-based valuation models incorporating observable market data. The net positive adjustment of $20.7 million resulted from unrealized gains on asset swaps due to increasing interest rates in certain markets.

Equity Investments: Under both statutory and current value bases, equity investments are reported at fair value when market values are readily determinable; by applying the equity method for investments in limited partnerships and certain limited liability companies or for investments where ADB has the ability to exercise significant influence; or at cost less permanent impairment, if any, which represents a fair approximation of the current value.

Receivable from Members: This consists of promissory notes which may be restricted by member countries. The current value is based on the cash flow of the projected encashment of the promissory notes discounted using appropriate interest rates.

Borrowings after Swaps: The current value of these liabilities includes the fair value of the borrowings and associated financial derivative instruments, and is calculated using market-based valuation models incorporating observable market data.

The $95.2 million unfavorable current value adjustment is due to the fact that the average cost of ADB's borrowings on an after-swap basis is higher than the market rate at which ADB can currently obtain new funding.

Unaudited Condensed Current Value Income Statements

For 2007, current value net income is $1,159.0 million compared with pre-FAS 133 net income of $711.4 million and statutory reported net income of $765.2 million (see *Table 3*).

Current Value Adjustments: The total current value adjustment of $447.5 million ($161.4 million in 2006) represents the change in the current value of all of ADB's financial instruments during the year. The adjustment reflects changes in interest rates, currency exchange rates, and credit risks. This was comprised of a net favorable adjustment of $148.1 million from the change in the valuation of all outstanding financial instruments, $126.8 million from translation adjustments, $160.7 million and $72.1 million from unrealized gains on investments, and equity investments, respectively, offset by a $60.2 million additional pension and postretirement benefit liability. (see *Table 4)*.

Impact of Changes in Interest Rates: The net increase in the current value adjustments on the balance sheet during 2007 was $148.1 million. This was the result of a decrease in unrealized losses in the borrowing portfolio of $52.5 million, an increase in unrealized gains for loans of $103.7 million, offset by unfavorable results for investment and other asset swaps of $3.2 million and $4.9 million, respectively.

Impact of Changes in Exchange Rates: Translation adjustments, reported under the statutory basis as part of "accumulated other comprehensive income", are presented as current value adjustments. The general weakening of the U.S. dollar against most of the other major currencies in 2007 resulted in a positive translation adjustment of $126.8 million, as compared to $40.3 million in 2006.

Table 1: Selected Financial Data (unaudited)
As of or for the year ended December 31
In millions of U.S. dollars (except percentages and ratios)

	2007	2006	2005	2004	2003
			Statutory Basis		
REVENUE					
From Loans	$ 1,442.3	$ 1,210.1	$ 1,036.3	$ 1,038.3	$ 1,383.3
From Investments	683.2	564.5	377.4	265.6	251.2
From Guarantees	5.1	4.1	4.1	3.5	2.3
From Other Sources	77.7	60.2	14.6	5.7	20.6
Total Revenue	2,208.3	1,838.9	1,432.4	1,313.1	1,657.4
EXPENSES					
Borrowings and Related Expenses	1,389.8	1,116.3	893.2	861.7	993.2
Administrative Expenses[a]	127.3	127.7	135.7	118.3	118.5
Technical Assistance to Member Countries	(0.7)	(1.2)	(3.4)	(2.4)	(0.4)
Provision for Losses	(0.6)	(32.5)	(3.5)	2.2	12.9
Other Expenses	4.0	3.7	4.2	3.1	3.7
Total Expenses	1,519.8	1,214.0	1,026.2	982.9	1,127.9
Net Realized Gains	22.9	80.6	16.9	59.4	87.4
Net Unrealized Gains (Losses)	53.8	(135.4)	(309.2)	41.0	(178.4)
Cumulative Effect of Change in Accounting Principle	–	–	(4.6)	–	–
Net Income	$ 765.2	$ 570.1	$ 109.3	$ 430.6	$ 438.2
Average Earning Assets[b]	42,780	37,904	36,092	36,364	37,540
Annual Return on Average Earning Assets	1.79%	1.50%	0.30%	1.18%	1.17%
Return on Loans	5.00%	4.98%	4.35%	4.16%	4.56%
Return on Investments	4.68%	4.18%	2.96%	2.21%	3.74%
Cost of Borrowings	4.32%	4.81%	5.04%	3.37%	4.65%
Equity-to-Loan Ratio[d]	44.54%	47.51%	49.36%	51.64%	
			Pre-FAS 133 Basis		
Net Income	$ 711.4	$ 705.5	$ 415.6	$ 389.6	$ 616.6
Average Earning Assets[b]	42,757	37,859	36,076	36,306	37,524
Annual Return on Average Earning Assets[c]	1.66%	1.86%	1.15%	1.07%	1.64%
Return on Loans	5.14%	4.94%	4.35%	4.16%	4.56%
Return on Investments	4.72%	4.27%	2.99%	2.34%	3.13%
Cost of Borrowings	4.68%	4.31%	3.75%	3.58%	3.70%
Equity-to-Loan Ratio[d]	44.68%	47.72%	49.48%	50.54%	
			Current Value Basis		
Net Income	$ 1,159.0	$ 544.1	$ 93.7	$ 562.8	$ 1,363.3
Average Earning Assets[b]	43,726	39,130	37,948	39,391	40,244
Annual Return on Average Earning Assets	2.65%	1.31%	0.23%	1.47%	3.39%
Return on Loans	6.40%	2.58%	(1.18%)	4.25%	4.97%
Return on Investments	7.77%	5.48%	(1.11%)	3.51%	5.88%
Cost of Borrowings	5.32%	3.51%	(1.34%)	3.56%	2.55%
Equity-to-Loan Ratio[d]	45.13%	47.90%	49.72%	50.27%	

a Net of administration expenses allocated to the Asian Development Fund and loan origination costs that are deferred.
b Composed of investments and related swaps, outstanding loans (excluding unamortized front-end fees) and related swaps and equity investments.
c Represents net income before net unrealized gains/(losses) on derivatives, over average earning assets.
d Approved and established in February 2004 to measure ADB's risk bearing capacity.

Note: Total may not add due to rounding.
– Nil.
( ) Negative.

Table 2: Condensed Current Value Balance Sheets as at December 31, 2007 and 2006 (unaudited)
In thousands of U.S. dollars

	December 31, 2007					December 31, 2006
	Statutory Basis	Reversal of FAS 133	Pre-FAS 133 Basis	Current Value Adjustments	Current Value Basis	Current Value Basis
Due from Banks	$ 108,821	$ –	$ 108,821	$ –	$ 108,821	$ 205,418
Investments and Accrued Income	13,440,728	–	13,440,728	–	13,440,728	12,891,140
Securities Transferred under Securities Lending Arrangement	5,041,387	–	5,041,387	–	5,041,387	1,922,901
Securities Purchased under Resale Arrangement	427,132	–	427,132	–	427,132	432,963
Loans Outstanding and Accrued Interest	30,576,306	(538)	30,575,768	858,515	31,434,283	27,176,109
Provision for Loan Losses and Unamortized Net Loan Origination Costs	27,087	–	27,087	–	27,087	(14,324)
Equity Investment	808,157	–	808,157	–	808,157	655,819
Receivable from Members	174,805	–	174,805	(69,778)	105,027	108,822
Receivable from Swaps						
Borrowings	17,968,867	923,370	18,892,237	(923,370)	17,968,867	12,986,831
Others	512,089	27,410	539,499	(27,410)	512,089	655,151
Other assets	463,793	–	463,793	–	463,793	480,870
TOTAL	$ 69,549,172	$ 950,242	$ 70,499,414	$ (162,043)	$ 70,337,371	$ 57,501,700
Borrowings and Accrued Interest	$ 31,959,300	$ 617,924	$ 32,577,224	$ (553,555)	$ 32,023,669	$ 27,972,473
Payable for Swaps						
Borrowings	16,936,964	274,601	17,211,565	(274,601)	16,936,964	12,502,403
Others	583,320	14,255	597,575	(14,255)	583,320	655,461
Payable under Securities Lending Arrangement	5,092,316	–	5,092,316	–	5,092,316	1,954,409
Accounts Payable and Other Liabilities	722,402	–	722,402	–	722,402	683,814
Total Liabilities	55,294,302	906,780	56,201,082	(842,411)	55,358,671	43,768,560
Paid-in Capital	3,842,293	–	3,842,293	–	3,842,293	3,652,800
Net Notional Maintenance of Value Receivable	(661,197)	–	(661,197)	–	(661,197)	(672,899)
Ordinary Reserve	9,245,332	(2,500)	9,242,832	399,622	9,642,454	9,555,260
Special Reserve	202,847	–	202,847	–	202,847	197,799
Loan loss Reserve	182,100	–	182,100	–	182,100	130,100
Surplus	616,300	–	616,300	–	616,300	330,117
Cumulative Revaluation Adjustments Account	(110,959)	110,959	–	–	–	–
Net income[1] __ December 31, 2007	760,174	(53,814)	706,360	447,543	1,153,903	–
Net income[1] __ December 31, 2006	–	–	–	–	–	539,963
Accumulated Other Comprehensive Income	177,980	(11,183)	166,797	(166,797)	–	–
Total Equity	14,254,870	43,462	14,298,332	680,368	14,978,700	13,733,140
TOTAL	$ 69,549,172	$ 950,242	$ 70,499,414	$ (162,043)	$ 70,337,371	$ 57,501,700

1 Net income after appropriation of guarantee fees to Special Reserve.
– Nil.
( ) Negative.

Table 3: Condensed Current Value Income Statements as at December 31, 2007 and 2006 (unaudited)
In thousands of U.S. dollars

	December 31, 2007					December 31, 2006
	Statutory Basis	**Reversal of FAS 133 Effects**	**Pre-FAS 133 Basis**	**Current Value Adjustments**	**Current Value Basis**	**Current Value Basis**
REVENUES						
From Loans	$ 1,442,338	$ –	$ 1,442,338	$ –	$ 1,442,338	$ 1,210,071
From Investmens	683,212	–	683,212	–	683,212	564,495
From Guarantees	5,049	–	5,049	–	5,049	4,169
From Other Sources – Net	77,732	–	77,732	–	77,732	60,204
Total Revenue	2,208,331	–	2,208,331	–	2,208,331	1,838,939
EXPENSES						
Borrowings and Related Expenses	1,389,778	–	1,389,778	–	1,389,778	1,116,326
Administrative Expenses	127,327	–	127,327	–	127,327	127,669
Technical Assistance to Member Countries	(683)	–	(683)	–	(683)	(1,220)
Provision for Losses	(579)	–	(579)	579	–	–
Other Expenses	3,998	–	3,998	–	3,998	3,767
Total Expenses	1,519,841	–	1,519,841	579	1,520,420	1,246,542
Net Realized Gains	22,905	–	22,905	–	22,905	80,614
Net Unrealized Gains	53,828	(53,814)[a]	14	–	14	8
Current Value Adjustments[b]	–	–	–	447,543	447,543	(161,402)
Provision for Losses	–	–	–	579	579	32,515
NET INCOME	$ 765,223	$ (53,814)	$ 711,409	$ 447,543	$ 1,158,952	$ 544,132

a FAS 133 adjustments are reversed because the current value adjustments incorporate the effect of net unrealized losses on derivatives.
b Current value adjustments include the effect of FAS 133 adjustments.

Table 4: Summary of Current Value Adjustments (unaudited)
In thousands of U.S. dollars

	Balance Sheet Effects as of December 31, 2007					Income Statement Effects Year to Date	
	Loans After Swaps	**Investments**	**Borrowings After Swaps**	**Other Assets**	**Less Prior Year Effects[a]**	**December 31, 2007**	**December 31, 2006**
Total Current Value Adjustments on Balance Sheet	$ 824,682	$ 20,678	$ (95,214)	$ (69,778)	$ (532,290)	$ 148,078	$ (295,567)
Unrealized gains on Investments[b]						232,792[c]	170,487
Accumulated Translation Adjustments						126,844[d]	40,298
Pension and Post Retirement Benefit Liability Adjustments						(60,171)[c]	(76,620)
Total Current Value Adjustments						$ 447,543	$ (161,402)

a Prior Year Effects include cumulative current value adjustments on all financial instruments made in the prior years.
b Relates to unrealized gains/(losses) on investments and equity investments classified as available for sale.
c These are included in other comprehensive income in the statutory basis forming part of current value adjustments for current value reporting.
d Relates to the accumulated translation adjustment for the period and net current translation effects from FAS 133 reversals.

– Nil.
( ) Negative.

ADB'S STRATEGIC FRAMEWORK

Long-Term Strategic Framework

ADB reexamined its long-term strategy in view of the dynamic changes taking place in the region. An Eminent Persons Group, convened to advise ADB on the trends and challenges of the region and the role of ADB in that context, finalized its report in March 2007. The report envisions a dramatically transformed Asia by 2020 where most countries in the region would have conquered widespread absolute poverty. However, the region will not be without development challenges and the report identifies critical issues which ADB must be prepared to help tackle. These issues include achieving inclusive growth, ensuring environmental sustainability, and accelerating regional integration.

The report also recommended that ADB become more focused and undergo institutional changes so that it may respond more quickly to the rapidly changing environment. Guided by the strategic direction presented in this report, ADB reviewed its long-term strategic framework (LTSF) in 2007 and 2008 with the aim to enhance its effectiveness and to be better prepared to meet the increasingly complex challenges of the region. The new LTSF will ultimately redefine ADB's strategic agenda for Asia's development and enable ADB to enhance its relevance and effectiveness as a regional development bank.

The Board of Directors approved the new LTSF on April 7, 2008. Under the new LTSF, ADB will pursue its vision and mission by focusing on three complementary strategic agendas: inclusive growth, environmentally sustainable growth, and regional integration. To better mobilize resources – including the region's savings and inbound capital flows – and to maximize returns on its unique regional experience and comparative strengths within the evolving aid architecture, ADB will focus on five drivers of change: (i) private sector development and private sector operations, (ii) good governance and capacity development, (iii) gender equity, (iv) knowledge solutions, and (v) partnerships.

ADB will also refocus its operations into five core specializations that best support its agenda, reflect its developing member countries' needs and ADB's comparative strengths, and complement efforts by development partners: (i) infrastructure; (ii) environment, including climate change; (iii) regional cooperation and integration; (iv) financial sector development; and (v) education. In other areas, ADB will continue operations only selectively in close partnership with other agencies.

Review of Resource Position of Ordinary Capital Resources

In March 2008, Management submitted a review of ADB's resource position to the Board of Directors. The review analyzed the current and prospective capital sufficiency position of ADB and indicated that the lending headroom is projected to be exhausted in 2010 in view of the planned level of lending operations during the next 3-year cycle (2008 to 2010). Given this analysis, the report suggested that the need for the next general capital increase, along with other possible avenues of resources mobilization, should be studied in 2008.

ADB OPERATING ACTIVITIES

The main instruments that ADB utilizes to help its developing member countries are loans, equity investments, guarantees, grants and technical assistance. ADB also provides policy dialogues and advisory services and mobilizes financial resources through its cofinancing operations, which tap official, commercial and export credit sources to maximize the development impact of ADB's assistance.

Ordinary Capital Resources Operational Policies

ADB is authorized under the Charter to make, participate in or guarantee loans to its developing member countries or their governments, to any of their agencies or political subdivisions, and to public or private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. Such loans are made only for projects or programs of high developmental priority.

In evaluating the projects that it may finance, ADB considers such factors as economic, social, environmental, technical, institutional and financial feasibility, effect on the general development activity of the country concerned, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings, balance of payments effects, impact of new technologies on productivity, and expansion of employment opportunities. ADB's vision is an Asia and Pacific region free of poverty and its mission is to help its developing member countries reduce poverty and improve living conditions and quality of life. ADB aims to make substantive contributions toward its vision by focusing its support on three strategic agendas: inclusive economic growth, environmentally sustainable growth, and regional integration. ADB positions itself more strategically as a partner and agent for change by promoting private sector development, good governance, gender equity, knowledge solutions and partnerships.

In considering an application for a loan or grant, ADB considers the ability of the borrower to obtain financing elsewhere on terms and conditions that ADB considers reasonable. In the case of loans to borrowers other than members or their governments, ADB may require that members or their governments guarantee such loans.

Except in special circumstances, ADB requires that the proceeds of its loans, grants, and equity investments and of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. ADB supervises the disbursement of its loans and grants to ensure that the proceeds are applied only against eligible expenditures. ADB seeks to ensure that procurement of goods and services financed out of its funds is based on the principles of economy and efficiency. For this purpose, ADB generally requires that competitive bids be sought from potential suppliers, that engineering and other plans and specifications be drawn up independently of the suppliers or manufacturers and, if appropriate, that independent consultants be retained.

Ordinary Operations Program Lending

ADB's program lending is designed to promote poverty reduction through appropriate policy and institutional reforms over the medium- to long-term. The loan proceeds may be used to finance economy-wide import requirements on the basis of a negative import list, or where necessary and appropriate, sector specific import requirements on the basis of a positive import list. Under the current policy, program lending as a percentage of total lending on a three-year moving average basis is subject to a ceiling of 20%. Additionally, ADB adopted a program cluster approach (whereby a single approval can be given for two or more related subprograms) as an extension of its program lending modality to enhance flexibility and extended the time frame for program implementation to seven years. ADB also introduced a special program loan facility (SPL) to provide, on an exceptional basis, assistance as part of an international rescue package providing substantial support beyond ADB's anticipated assistance levels to crisis-affected countries. ADB charges higher rates for SPLs to help mitigate potential adverse effects on ADB's financial strength and risk bearing capacity. SPLs do not count against the ceiling on regular program lending.

Pilot Financing Instruments and Modalities

In August 2005, ADB's Board of Directors approved a three-year pilot-testing of, amongst others, three new financing instruments and modalities: the multitranche financing facility, the nonsovereign public sector financing facility, and the refinancing and restructuring facility. These new financing instruments and modalities do not replace ADB's existing instruments, but rather expand the range of alternatives available in ADB's

portfolio of development finance solutions. They are intended to provide ADB clients and operational teams with additional and flexible alternatives to help finance projects and investment programs.

As a precondition for the pilot instruments, an independent Risk Management Unit was created to evaluate nonsovereign finance transactions. The Risk Management Unit undertakes credit risk assessment on individual transactions of nonsovereign operations, provision and reserve measurement, credit portfolio management on nonsovereign operations, and market and treasury risk management.

Multitranche Financing Facility: The multitranche financing facility (MFF) allows ADB to offer financial resources to clients, over the medium to long term, for an agreed investment program. These resources may be provided in a series of separate financing tranches. The MFF is similar to a standby and non contingent line of credit, with financing being provided either as a loan or a guarantee based on financing requests submitted by the borrower. Of the new financing modalities, the MFF is the most popular among clients. In 2007, seven MFF proposals totaling $4.0 billion were approved (eight totaling $3.8 billion in 2006). Financing requests amounting to $2.0 billion were approved in 2007 ($961.0 million in 2006).

Nonsovereign Public Sector Financing Facility: The nonsovereign public sector financing facility allows ADB to provide loans and guarantees directly to qualified nonsovereign public sector entities without the need for a sovereign guarantee. In 2007, three loans totaling $105 million were approved (two loans totaling $150 million in 2006).

Refinancing and Restructuring Modality: Using the refinancing and restructuring facility, ADB can restructure the existing debt of public, private or public-private clients who are burdened by a legacy of inappropriate or onerous financing plans. Although this instrument has not been used to date, the first is under consideration.

Nonsovereign Operations

In its nonsovereign operations, ADB directly supports private enterprises, selected nonsovereign public sector entities, investment funds, and financial institutions. Its traditional modes of financing are equity investments and foreign currency loans. Equity investments may include common and preferred stock, convertible loans, and other forms of mezzanine financing. Loans may be cofinanced with commercial banks and other financial institutions. Such cofinancing may be facilitated using ADB's credit enhancement products in the form of guarantees and syndications to reduce or eliminate a range of risks for ADB's commercial cofinancing partners. To address exchange risk related issues, ADB has approved local currency financing for its nonsovereign operations in India, the People's Republic of China, the Philippines, Indonesia and Kazakhstan.

In 2007, the ceiling for ADB's nonsovereign operations was increased to $5 billion. As of December 31, 2007, the overall nonsovereign portfolio (equity investments, loans and guarantees) was about $3.0 billion.[1]

The exposure limits for a single borrower, investee, or other counterparty in an ADB nonsovereign financing are the following:

(i) For loans, and credit risk guarantees: (a) $250 million; or (b) an amount equal to 25% of (1) total project cost, in the case of a limited recourse project financing; or (2) total assets of the relevant borrower, in the case of a corporate loan, provided that in the event project costs or total assets, as the case may be, are less than $50 million, the amount under (b) shall be equal to 50% of such project costs or total assets, respectively; whichever is lower. The above limit can go up to (c) $400 million, or (d) 70% of project cost or total assets, as the case may

[1] The overall nonsovereign portfolio includes disbursed and undisbursed commitments for approved projects that have been signed.

be, whichever is lower, provided that there is a guarantee from an entity with an international credit rating of A- or better, for that class of transaction.

(ii) For political risk guarantees: (a) $400 million; or (b) an amount equal to 40% of (1) total project cost, in the case of a limited recourse project financing; or (2) total assets of the relevant borrower, in the case of a corporate loan, whichever is lower.

(iii) For equity investments: (a) $75 million; or (b) 25% of the aggregate issued share capital of the investee, at the time of ADB's commitment to invest, whichever is lower.

ADB's participation is meant to catalyze or bring about financing from other sources—both local and foreign—and not to compete with these sources. ADB cannot be the largest single investor in an enterprise. As needed, ADB will help mobilize additional debt from commercial banks and other development institutions and financing partners. This may be through parallel financing, separate from the ADB financing package, or through syndication arrangements in which ADB acts as lender of record and commercial banks take a participation in the ADB loan. Alternatively, ADB may provide guarantees or act as a guarantor of record to commercial financial institutions.

Technical Assistance

ADB is authorized to meet requests from member countries for technical assistance in such fields as the preparation and evaluation of specific development projects, the preparation and execution of development plans, and the creation and strengthening of institutions serving agriculture, industry, and public administration. Recipients of technical assistance may be governments or any of the other entities authorized under the Charter. ADB extends technical assistance as grants or loans. Since 2005, ADB has also provided technical assistance for private sector development.

The Charter limits the funds which may be drawn upon to provide technical assistance on a grant basis to the amount of ADB's net income from ordinary operations plus any Special Funds resources (other than net income transferred from ordinary operations) available for such purposes. In April 2001, the Board of Directors approved the use of ordinary capital resources current income to finance certain technical assistance operations within a rolling four-year financing framework. In 2003, ADB reverted to the practice of allocating ordinary capital resources net income to the Technical Assistance Special Fund and of financing technical assistance activities through this fund and various other funding resources.

Ordinary Operations

ADB's lending policy limits its outstanding commitments, i.e., the sum of outstanding disbursed loan and undisbursed loan balances, equity investments, and guarantees[2] to no more than the sum of ADB's total callable capital, paid-in capital, and reserves (including surplus but excluding special reserve). At December 31, 2007, the total amount of outstanding loan commitments, equity investments and guarantees was $51,408 million, compared with a maximum lending ceiling under the Charter on such date of $66,817 million.

[2] ADB's financial policies require that political risk guarantees be charged against the lending limitation at the nominal value of the guaranteed obligations, plus the interest that will be accrued for the succeeding interest period, and credit guarantees at the present value of the guaranteed obligations.

Loans

From its establishment through December 31, 2007, ADB had approved loans, net of terminations and reductions, aggregating $98,736 million in its ordinary operations. At December 31, 2007, ADB's total amount of outstanding loan commitments in its ordinary operations was $49,267 million. On such date, the six largest borrowers from ADB in its ordinary operations, accounting for 90.6% in aggregate amount of all approved ordinary operations loans less amounts cancelled and repaid, were the People's Republic of China (26.0%), Indonesia (20.9%), India (19.9%), Pakistan (12.7%), Philippines (8.0%), and Viet Nam (3.2%).

In 2007, 60 ordinary operations loans totaling $8,213 million were approved, as compared with 35 ordinary operations loans totaling $6,117 million in 2006. Of the 2007 approved loans, $7,348 million were sovereign loans and $865 million were nonsovereign loans, as compared with $5,542 million and $575 million, respectively, in 2006. 51.8% of the 2007 total approved ordinary operations loans went to the People's Republic of China, India, and Pakistan.

During 2007, loan disbursements totaled $5,234 million, which represented an increase of 18.4% from the $4,420 million disbursed in 2006. Regular principal repayments in 2007 were $1,374 million ($1,275 million in 2006), while prepayments amounted to $80 million ($460 million in 2006). On December 31, 2007, the total loans outstanding after allowance for losses and unamortized front-end fees amounted to $30,283 million ($26,177 million in 2006).

A summary of the ordinary operations outstanding loan commitments of ADB by member country as of December 31, 2007 is set forth in *Appendix V* of the *Financial Statements*. A breakdown by sector of the ordinary operations loans approved by ADB since its establishment, net of terminations and reductions, and those loans that were effective (approved loans as to which the conditions precedent to disbursement have been met and which have not been cancelled or repaid) as of December 31, 2007 is shown in *Table 5*.

Table 5: Sectoral Breakdown of Ordinary Operations Loans as of December 31, 2007
Amounts in millions of U.S. dollars

	Total Approved Loans		Total Outstanding Effective Loans[a]	
Sector	Amount	Percent	Amount	Percent
Transport and communications	$ 26,700	27.0%	$13,270	30.7%
Energy	22,359	22.6	8,556	19.8
Finance[b]	14,711	14.9	4,577	10.6
Multisector	8,723	8.8	5,309	12.3
Agriculture and natural resources	7,690	7.8	2,761	6.4
Water supply, sanitation, and waste management	4,888	5.0	2,198	5.1
Law, economic management, and public policy	4,709	4.8	3,563	8.2
Industry and trade	4,165	4.2	723	1.7
Education	2,792	2.8	1,317	3.0
Health, nutrition and social protection	1,999	2.0	955	2.2
Total	$ 98,736	100.0%	$43,228[c]	100.0%

[a] Includes outstanding loans and undisbursed effective loans.
[b] Includes loans for the development of financial systems and capital markets in developing member countries and loans to development finance institutions in member countries which are reloaned to finance small- and medium-scale industries and other eligible borrowers in various sectors.
[c] Includes program loans aggregating $9,112 million and representing 23.7% of total effective loans.

Note: Total may not add due to rounding.

ADB's loans generally cover only a portion of the total costs of the projects and programs it finances. Large- and medium-scale projects financed by ADB from its ordinary capital resources with loans approved through December 31, 2007 were estimated, at the time of their respective approvals, to have a total aggregate

cost of approximately $194,614 million, of which approximately 32.8% was to be financed by ADB. In addition, ADB has made loans to finance portions of the total costs of smaller-scale projects in a sector, directly or under relending arrangements. In 2007, $3.6 million was mobilized in official loan cofinancing with partial administration by ADB for a loan project of $60.0 million.

Sovereign and Nonsovereign Loans

The majority of ADB ordinary operation loans (95.1%) have been made to the public sector (member countries and with the guarantee of the concerned member, government agencies or other public entities). The rest is to private sector enterprises, financial institutions, and selected nonsovereign public sector entities. A summary of cumulative approvals and portfolio position of sovereign and nonsovereign loans is shown below.

Table 6: Lending Status at December 31
In millions of U.S. dollars

	Sovereign		Nonsovereign	
	2007	2006	2007	2006
Cumulative Approvals[a]	$ 95,141	$ 87,793	$ 3,596	$ 2,730
Cumulative Effective Loans[b]	76,564	70,923	2,371	2,125
Cumulative Repayments[c]	34,741	33,363	964	873
Outstanding	$ 28,961	$ 25,309	$ 1,295	$ 883
Undisbursed[d]	17,876	15,989	1,135	779
Total Loans	$ 46,837	$ 41,299	$ 2,430	$ 1,661

[a] Net of loan terminations and reductions.
[b] Effective loans are loans (whether disbursed or undisbursed) which have been approved by ADB and in respect of which all conditions precedent to drawdown have been satisfied.
[c] At historical U.S. dollar equivalents.
[d] Includes not yet effective loans.

Note: Total may not add due to rounding.

ADB has not suffered any losses of principal on sovereign loans. ADB maintains a position of not taking part in debt rescheduling agreements. Occasional delays have occurred in loan service payments on its sovereign loans but these have not been material to ADB's operations. During 2007, $0.4 million was written back on one sovereign loan (provision of $3.3 million in 2006), decreasing the accumulated loan loss provision to $5.7 million ($6.1 million in 2006). Loan loss provisions for nonsovereign loans totaling $12.9 million, were written back/off mainly due to the sale of two loans. This resulted in a significant decrease in the balance of accumulated loan loss provision for nonsovereign loans to $9.4 million in 2007, from $22.2 million in 2006 (see *Appendix VIII* of the *Financial Statements, Notes E* and *M*).

In conjunction with its income planning framework, ADB established a loan loss reserve, which is presented under "Capital and Reserves" in the balance sheet for its sovereign loans and guarantee portfolios. In December 2006, the Board of Directors approved the application of this policy to nonsovereign credit exposures. As of December 31, 2007, the loan loss reserve amounted to $182 million, as compared to $130 million as of December 31, 2006 (see *Appendix VIII* of the *Financial Statements, Note L*).

Lending Windows

ADB's currently available lending windows are the LIBOR-based loan (LBL) window and the Local Currency Loan (LCL) window. Until June 30, 2001, ADB had three lending windows for loans from ordinary capital resources, namely, the pool-based multicurrency loan (PMCL) window[3], the pool-based single currency loan (PSCL) window in U.S. dollars, and the market-based loan (MBL) window. With the introduction of the LBL window, the PMCL and MBL windows were retired on July 1, 2001 and the PSCL window was retired on July 1, 2002.

The LBL window was introduced in July 2001 in response to borrower demand for new ADB financial loan products to suit their project needs and external debt risk management strategies. The LBL product gives borrowers a high degree of flexibility in terms of (i) choice of currency and interest rate basis; (ii) various repayment options (for sovereign loans negotiated after January 1, 2007, borrowers will have the following new repayment options: annuity type, straight-line, bullet, and custom-tailored repayment terms to match their cash flow projections); (iii) the ability to change the original loan terms at any time during the life of the loan; and (iv) the option to purchase a cap and collar on a floating lending rate at any time during the life of the loan, while at the same time providing low intermediation risk to ADB.

The Board of Directors approved the introduction of the LCL window in August 2005. The LCL window is available to both private sector and public sector entities. ADB aims to reduce currency mismatches in its developing member countries by extending LCLs in close cooperation with the local financial sector to complement and catalyze local financial resources. In addition, LCL activities can have important benefits for developing local capital markets.

[3] PMCL was limited to loans denominated in Japanese yen - Pool-based Single Currency (JPY).

A breakdown of ADB's ordinary operations loan portfolio by loan product as of December 31, 2007 and December 31, 2006 is presented in *Table 7.*

Table 7: Loan Portfolio by Loan Products as of December 31
In millions of U.S. dollars

	Sovereign		Nonsovereign	
	2007	2006	2007	2006
LIBOR-based Loans				
Outstanding	$ 17,569	$ 13,161	$ 850[a]	$ 524[a]
Undisbursed	17,875	15,965	541[a]	508[a]
Market-based Loans				
Outstanding	510	533	141	164
Undisbursed	-	4	–	–
Pool-based Single Currency (JPY) Loans				
Outstanding	3,137	3,364	2	3
Undisbursed	–	–	–	–
Pool-based Single Currency (US$) Loans				
Outstanding	7,723	8,219	–	–
Undisbursed	2	20	–	–
Local Currency Loans				
Outstanding	–	–	259	123
Undisbursed	–	–	560	232
Others				
Outstanding	22	30	43	69
Undisbursed	–	–	35	40
Total				
Outstanding	$ 28,961	$ 25,309	$ 1,295	$ 883
Undisbursed	$ 17,876	$ 15,989	$ 1,136	$ 779

[a] Includes lending without sovereign guarantee to state-owned enterprises.

Note: Total may not add due to rounding.
Undisbursed balances include undisbursed effective loans and loans approved but not yet effective.

Financial Terms of Loans

Currently Available Financial Terms

LBL window: ADB offers loans denominated in euros, Japanese yen or U.S. dollars. Since November 2006, ADB has been authorized to offer additional loan currencies to borrowers from time to time. Initially, the loans bear a floating interest rate. Borrowers may direct ADB to automatically implement a series of interest rate fixings either by period or by amount. With a floating interest rate, the lending rate is reset every six months on each interest payment date. The interest rate is the cost base rate plus a lending spread that is specified in the loan agreement. The cost base rate is equal to LIBOR and is reset every six months. The lending spread for sovereign loans is equal to ADB's basic lending spread prevailing at the time of loan signing. For sovereign loans negotiated before October 1, 2007, the lending spread is 0.60%. The Board of Directors has approved, for borrowers of these loans that do not have arrears with ADB, a waiver of 20 basis points off the lending spread for interest periods that commence up to and including June 30, 2009. In December 2007, the Board of Directors approved an effective contractual spread of 0.20% for all sovereign loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

The lending spread for nonsovereign loans reflects the credit risk of the specific project and borrower and is determined on a case-by-case basis.

A commitment fee is levied on the undisbursed balance of effective sovereign loans, beginning 60 days after execution of the applicable loan agreement. For project loans signed or negotiated on or before January 1, 2007, the commitment fee is 0.75% per annum and accrues on the following increasing portions of the total loan amount (less cumulative disbursements): 15% in the first year, 45% in the second year, 85% in the third year, and 100% thereafter. For project loans negotiated after January 1, 2007 and before October 1, 2007, a flat commitment fee structure of 0.35% applies. For program loans negotiated during the same period, the commitment fee is 0.75% per annum. On April 8, 2008, the Board of Directors approved for all sovereign loans that are not in arrears a waiver of (i) 0.10% per annum of the commitment fee for project loans negotiated after January 1, 2007 and (ii) 0.50% per annum of the commitment fee for all program loans. The waiver of the commitment fee will be applicable with respect to all interest periods that commence up to and including June 30, 2009. In December 2007, the Board of Directors approved the reduction of the commitment charge from 0.35% for project loans and from 0.75% program loans to 0.15% for both project and program loans negotiated on or after October 1, 2007. No waiver mechanism applies for such loans.

For nonsovereign loans, the commitment fee is negotiated between ADB and the borrower for each individual loan.

For sovereign loans negotiated before October 1, 2007, a front-end fee of 1% is charged on sovereign loans, with the borrowers being given the option to capitalize the fee. The Board of Directors has approved, for borrowers that do not have arrears with ADB, the waiver of the entire front-end fee for all sovereign loans approved up to and including June 30, 2009. In December 2007, the Board of Directors approved the elimination of front-end fees for sovereign loans negotiated on or after October 1, 2007.

A loan specific front-end fee is charged on nonsovereign loans, typically ranging from 0.50% to 1.0% of the loan amount, subject to the approval of the Pricing and Credit Enhancement Committee.

Sovereign loans provide for rebates and surcharges. Since the principle of automatic cost pass-through pricing is maintained for LBLs, ADB returns the actual sub-LIBOR funding cost margin achieved to its LBL sovereign loan borrowers through rebates. A surcharge could arise if ADB's funding cost is above six-month LIBOR. The rebate and surcharge are calculated on January 1 and July 1 of each year based on ADB's actual average funding cost margin for the preceding six-month loan period. In 2007, ADB returned the actual sub-LIBOR funding cost margin of $38.1 million to its LBL sovereign loan borrowers based on the following rebate rates:

Table 8: Rebate Rates for LBL Window
% per annum

	U.S. dollar	Japanese yen
January 1, 2007	0.30	0.36
July 1, 2007	0.31	0.45

In November 2006, the Board of Directors approved the simplification of the rebate/surcharge mechanism for all sovereign loans by incorporating the applicable rebate/surcharge into the interest rate for the upcoming interest period instead of retroactively. This change simplifies interest calculation and loans administration and provides borrowers with actual rebate/surcharge information upfront. The switch from retroactive rebate to upfront pricing took effect on July 1, 2007 for the second half of 2007.

Also in November 2006, the Board of Directors approved an option for existing LBLs which have been fully disbursed and outstanding to convert the currency in which the loan is denominated into local currency.

LCL window: ADB prices its LCL product according to transparent pricing principles. The cost base rate depends on whether financing in a local currency is based on back-to-back funding or the pool-based approach. For back-to-back funding, the cost base rate comprises ADB's cost of a funding transaction undertaken to finance a specific loan. For a pool-based funding approach, the cost base rate is based on a local floating rate benchmark (equivalent to LIBOR). All LCLs will initially have a floating rate until the borrower requests a fixed rate. For a floating rate loan, the lending rate will change based on the underlying local currency benchmark. For fixed rate loans, the lending rate will be based on the swap equivalent of ADB's cost base rate as of the rate fixing date that corresponds to the maturity and amortization schedule of the disbursement. Rate fixings are subject to ADB being able to enter into appropriate hedging transactions in the local market.

The lending spread follows similar principles as those applied to ADB's LBL product. The effective contractual spread of 0.20% approved by the Board of Directors in December 2007 for sovereign LBLs negotiated on or after October 1, 2007 will also apply to LCLs negotiated on or after October 1, 2007 that are guaranteed by sovereigns. For non-guaranteed loans, risk-based pricing is used to determine the lending spread, which is negotiated separately for each loan. In determining the lending spread for these loans, security arrangements, market-based pricing levels, and credit risk factors for a specific loan, among others, must be considered.

Front-end fees and commitment charges are handled similarly to the LBL product. All LCLs negotiated on or after October 1, 2007 that are guaranteed by sovereigns will not be charged front-end fees, and commitment charges for undisbursed amounts on such loans will be reduced from 0.35% to 0.15%. For non-guaranteed loans, the front-end fee will vary from case to case, typically ranging from 1.0% to 1.5% of the loan amount, or less if the overall project return justifies it. For non-guaranteed loans, the commitment fee is loan-specific, typically in a range of 0.50% to 0.75% per annum on the undisbursed loan balances.

Borrowers are allowed to prepay all or part of the disbursed and outstanding balance during the life of the loan. However, prepayment charges will apply based on the costs, if any, that ADB incurs as a result of the prepayment for the remainder of the term of the prepaid loan. Borrowers are allowed to cancel all or part of the undisbursed balance at any time. No cancellation charge applies if ADB follows a pool-based funding approach. A cancellation charge may apply for back-to-back funding to compensate ADB for any costs incurred as a result of the cancellation.

Rebates and surcharges apply to sovereign guaranteed loans that are funded under the pool-based approach. This principle is identical to the pricing approach for ADB's LBL product, and upholds the principle of automatic cost pass-through pricing. The approved simplification mechanism for rebates and surcharges for LBLs in November 2006 is also applicable to LCLs.

Under the LCL window, borrowers have the option to change the interest basis of a local currency loan at any time during the life of the loan by requesting an interest rate conversion to fix or unfix their interest rate, subject to relevant swap market opportunities available to ADB in the local market. The terms and conditions that ADB can achieve by executing the necessary hedging transactions are passed on to the borrower, plus a transaction fee of 0.0625%, which is identical to the fee charged for these transactions under the LBL policy, except for the first series of interest rate conversions for which no fee is charged.

Previously Available Financial Terms

PSCL lending windows: The lending rates for the PSCL Japanese yen and PSCL U.S. dollar are determined on the basis of ADB's average cost of borrowings for the previous six months plus a lending spread, which is the same as the lending spread applicable to sovereign LBLs negotiated before October 1, 2007. ADB's pool-based variable lending rates for the years 2006, 2007 and the first half of 2008 are shown in *Table 9.*

Table 9: Pool-based Lending Rates[a]
% per annum

	2008	2007	2006	PSCLs
January 1	1.90	1.31	1.49	Japanese yen
	6.12	5.91	5.94	U.S. dollar
July 1		1.69	1.46	Japanese yen
		6.34	5.86	U.S. dollar

[a] Lending rates are set on January 1 and July 1 every year, are valid for six-month periods and are represented net of the 20 basis points lending spread waiver.

In November 2006, the Board of Directors approved an option for all PSCL borrowers to convert their outstanding loan balances under PSCLs to LBLs at prevailing market rates at the time of conversion.

MBL lending window: The interest rates on MBLs are either fixed or floating. The lending rates for MBLs are determined on the basis of six-month LIBOR with reset dates of either March 15 and September 15 or June 15 and December 15 plus a lending spread. The lending spread for MBLs to financial intermediaries in the public sector is the same as that applicable to pool-based public sector loans. For private enterprises, the lending spread is determined on a case-by-case basis to cover ADB's risk exposure to particular borrowers and projects. A front-end fee of about 1.0% to 1.5% of the loan amount and a commitment fee of about 0.50% to 0.75% per year on the undisbursed balance are typically charged on MBLs.

Debt Management Products

The Board of Directors approved in November 2006 the introduction of debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities. In offering the debt management products for third-party liabilities, ADB is able to contribute to the economic development of its developing member countries by allowing members or guaranteed entities to improve debt management, thereby potentially reducing economic volatility, reducing borrowing costs, improving access to capital markets, and freeing up scarce financial resources for economic development.

Debt management products offered by ADB include currency swaps, including local currency swaps, and interest rate swaps. While currency swaps include the possibility of members or guaranteed entities transforming a foreign currency liability into a local currency liability, the reverse transformations of a local currency liability into a foreign currency liability is not offered. Members or guaranteed entities interested in purchasing debt management products for third-party liabilities must enter into an International Swaps and Derivatives Association master agreement and credit support annex with ADB.

Equity Investments

In accordance with the Charter which mandates the promotion of the investment of private capital in the region for development purposes, ADB provides assistance in the form of equity investments, in addition to loans without government guarantees, and other financing schemes. The Charter allows the use of ordinary capital resources for equity investments in private enterprises in an amount up to 10% of its unimpaired paid-in capital together with reserves and surplus, exclusive of special reserves. The

total equity investment portfolio for the ordinary capital resources for both outstanding and undisbursed approved equity investments amounted to $1,152.2 million at December 31, 2007. This represented about 78% of the ceiling defined by the Charter.

As of December 31, 2007, the total exposure of nonsovereign operations in equity investments amounted to about $1.05 billion.

In 2007, 5 equity investments totaling $79.8 million (net of cancellations) were approved compared with 13 equity investments totaling $250.5 million in 2006. In the same year, ADB disbursed a total of $115.6 million in equity investments, a 11.0% decrease from $129.9 million disbursed in 2006, and received a total amount of $112.2 million from capital distributions and divestments, whether in full or in part, in 30 projects. The divestments were carried out in a manner consistent with good business practices, after ADB's development role in its investments had been fulfilled, and without destabilizing the companies concerned.

For additional information on Equity Investments, see *Appendix VIII* of the *Financial Statements, Note G.*

Guarantees

ADB's guarantee instruments catalyze capital flows into and within its developing member countries for eligible projects, by allowing commercial lenders, capital market investors and other financing partners to transfer certain risks to ADB which they cannot easily absorb or manage on their own. Reducing these risks can make a significant difference in mobilizing debt funding for projects. ADB has provided guarantees for infrastructure projects, capital market transactions, and trade finance.

Guarantees can be provided when ADB has a direct or indirect participation in a project or related sector, through a loan, equity investment or technical assistance. Guarantees are subject to prudential exposure limits for nonsovereign operations. Guarantee tenors are based on the requirements of the underlying project. Equity instruments are ineligible for guarantee coverage.

Guarantee fees may differ depending on whether ADB benefits from a sovereign counterindemnity or not. Guarantees with a sovereign counterindemnity are priced equivalent to ADB's sovereign lending spread; without a sovereign counterindemnity, they are market priced. If a counterindemnity is partial (that is, it covers only selected risks, amounts, or periods), the final price blends the price applicable for the respective parts. ADB may charge or pay administrative and other fees that are specific to the processing and implementation of a credit enhancement product, consistent with industry practice.

Guarantees generally are not recognized in the balance sheet and have off-balance sheet risks. For guarantees issued and modified after December 31, 2002 in accordance with Financial Accounting Standards Board Interpretation No. 45, ADB recognized at the inception of a guarantee the non-contingent aspect of its obligations. ADB's total exposure on signed and effective loan guarantees is disclosed in *Appendix VIII* of the *Financial Statements, Note F.*

ADB offers two primary guarantee products - political risk guarantee and credit guarantee - both designed to mitigate risk exposure of financing partners.

Political Risk Guarantees: ADB's political risk guarantee (PRG) is designed to facilitate cofinancing by providing financing partners with coverage against specifically defined political risks. Coverage is available against any combination of the risks of expro priation, currency inconvertibility or non-transferability, political violence, and breach of contract by government entities. All or part of the outstanding debt service obligations to a financing partner may be covered. The cover may be for principal and/or interest payment obligations.

Credit Guarantees: The credit guarantee (CG) of ADB provides comprehensive coverage of both commercial and political risks for a specific portion of the debt service owed to the financing partner. CG cover is particularly useful for projects in developing member countries with restricted access to financial markets, but which ADB considers creditworthy and financially sound. Since the 1997 Asian financial crisis, borrowers, project sponsors, commercial lenders, and host governments have increasingly sought to hedge currency mismatch risks by borrowing in the same currency as the revenues generated by the project. CGs can cover local currency debt, including domestic bond issues or long-term loans from local financial institutions.

In 2007, ADB approved two guarantees totalling $225 million in connection with a diversified payment rights securitization by financial institutions in Kazakhstan. A CG of up to $44 million in favor of the lenders to a company in Pakistan and $107 million in favor of lenders financing energy efficient projects in the People's Republic of China were also provided.

ADB's exposure on guarantees as of December 31, 2007 and December 31, 2006 is shown below.

Table 10: Outstanding Guarantee Exposure[a]
as of December 31
In millions of U.S. dollars

	2007 Outstanding Amount	2006 Outstanding Amount
Credit Guarantees	$ 1,234	$ 1,087
Political Risk Guarantees	162	150
Others	1	1
Total	$ 1,397	$ 1,237

[a] None of these guarantees had been called as of December 31, 2007 and 2006.

Note: Total may not add due to rounding.

Syndications

ADB's credit enhancement products also include syndications. Syndications enable ADB to transfer some or all of the risk associated with its direct loans and guarantees to its financing partners, thereby reducing its credit exposure. Syndications, including fronting, 'reinsurance' and sell-down arrangements, are used by ADB to mitigate and diversify the risk profile of its nonsovereign portfolio.

Syndications can occur before financial close or during the tenor of the underlying debt depending on market conditions, the status of the associated project, and the need for ADB to adjust its portfolio from time to time. Syndications enable appropriate balancing of ADB's risk exposures and may be arranged on an individual, portfolio, or any other basis consistent with industry practices. Under a fronting or 'reinsurance' arrangement, ADB shares any associated recovery under the ADB loan with financing partners participating in the syndication, while under a 'reinsurance' arrangement ADB assumes counterparty risk on the financing partner should it fail to meet its obligation to indemnify ADB. In 2007, $425.0 million for syndications through B-loans[4] was provided for two projects.

[4] A B-loan is a tranche of a direct loan advanced by ADB as lender-of-record, subject to eligible financial institutions' taking funded risk participations within such a tranche and without recourse to ADB. It complements an A-loan funded by ADB.

FUNDING RESOURCES

ADB's ordinary operations are financed from ADB's ordinary capital resources, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

Capital

The authorized and subscribed capital stock of ADB as of December 31, 2007 was $55,978 million. Subscriptions to the capital stock are divided into paid-in and callable shares. Of the total subscribed capital stock as of December 31, 2007, $3,937 million was paid-in and $52,041 million was callable.

The Charter contains provisions under which a member is required to pay to ADB additional amounts of its currency to maintain the value of ADB's holdings in such currency (except those derived from borrowings and from contributions to Special Funds) and ADB is required to pay to members amounts of their currencies necessary to adjust such value, in order to restore such value to the amount of the member's paid-in capital. However, pending a decision on the denomination and valuation of ADB's capital, ADB has suspended the implementation of these provisions (see *Appendix VIII* of the *Financial Statements, Note K*).

Paid-in Capital

As of December 31, 2007, 98.0% of the total paid-in capital of ADB was paid or payable in gold or convertible currencies, and 2.0% in the currencies of members with non-convertible currencies.

ADB's paid-in capital may be freely used in its ordinary operations, except that developing member countries have the right under the Charter to restrict the use of a portion of their paid-in capital to making payments for goods and services produced and intended for use in their respective territories. Paid-in capital aggregating $3.1 million was so restricted as of December 31, 2007 (see *Appendix VIII* of the *Financial Statements, Note C*).

The Charter authorizes the Board of Governors, by a vote of two-thirds of the total number of Governors representing at least three-quarters of the total voting power of the members, to set aside to Special Funds up to 10% of ADB's unimpaired capital paid-in by members (see *Special Operations*). As of December 31, 2007, a total of $75 million (1.9% of unimpaired paid-in capital) had been set aside and transferred to the Asian Development Fund, one of ADB's Special Funds.

Callable Capital

The callable portion of subscriptions to ADB's capital stock is subject to call only when required to meet the obligations of ADB on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. Callable capital consequently may not be called for use in ADB's lending operations.

In the event of a capital call, payment may be made at the option of the member in gold, in convertible currency or in the currency required to discharge the obligations of ADB for the purpose for which the call is made.

No call has ever been made on ADB's callable capital. Calls on the callable portion of subscriptions are required to be uniform in percentage on all callable shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such calls would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet ADB's obligations. No member could be required, however, to pay a total amount greater than the unpaid balance of the callable portion of its subscription to ADB's capital stock.

As of December 31, 2007, 23 ADB members holding 64.5% of the total subscribed capital of ADB and 58.5% of the total voting power were also members of the OECD. Presented in *Table 11* is the capital subscription of such OECD members. These OECD members' total callable capital was equivalent to 110.0% of ADB's outstanding borrowings after swaps at December 31, 2007.

Table 11: Capital Subscription of OECD Members
In millions of U.S. dollars

	Subscribed Capital	Callable Capital
Japan	$ 8,717	$ 8,106
United States	8,717	8,106
Australia	3,232	3,005
Canada	2,922	2,717
Korea, Republic of	2,814	2,617
Germany	2,416	2,247
France	1,300	1,209
United Kingdom	1,141	1,061
Italy	1,009	939
New Zealand	858	798
The Netherlands	573	533
Switzerland	326	303
Austria	190	177
Belgium	190	177
Denmark	190	177
Finland	190	177
Ireland	190	177
Luxembourg	190	177
Norway	190	177
Portugal	190	177
Spain	190	177
Sweden	190	177
Turkey	190	177
Total	$ 36,115	$ 33,588

The capital subscription of all ADB members is shown in *Appendix VII* of the *Financial Statements*. In February 2007, Georgia became ADB's 67th member, subscribing 12,081 shares. This brought the total authorized and subscribed capital to 3,546,311 shares valued at $55,977.8 million as of December 31, 2007.

ADB's capital stock and reserves as of December 31, 2007 is shown in *Table 12*. Further information on capital stock such as valuation of capital stock, maintenance of value of currency holdings and membership is contained in *Appendix VIII* of the *Financial Statements, Notes B* and *K*.

Table 12: Ordinary Capital Stock and Reserves
In millions of U.S. dollars

	December 31, 2007
Subscribed	$ 55,978
Less: Callable capital subscribed	52,041
Paid-in capital subscribed	3,937
Less: Other adjustments[a]	95
	3,842
Net Notional Amounts Required to Maintain Value of Currency Holdings, Reserves and Accumulated Net Income and Other Comprehensive Income[b]	10,413
Total Capital Stock, Reserves, Surplus and Accumulated Net Income and Other Comprehensive Income	$ 14,255

[a] Comprises $75 million capital transferred to the Asian Development Fund and $20 million of paid-in capital subscribed but not yet due (see *Appendix VIII* of the *Financial Statements, Note K*).
[b] For a description of reserves, see *Appendix VIII* of the *Financial Statements, Note L.*

Borrowings

General Borrowing Policies

Under the Charter, ADB may borrow only with the approval of the country in whose market ADB's obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Total Borrowing Limitation

ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of non-borrowing members, paid-in capital, and reserves (including surplus and special reserve), subject to the Charter limit of 100% of callable capital. Based on such policy, the sum of such capital and reserves as of December 31, 2007 was $46,953 million. The aggregate of ADB's outstanding borrowings after swaps and guarantees of $32,592 million as of December 31, 2007 was equivalent to 69.4% of such ceiling or 62.6% of ADB's total callable capital.

Funding Operations

ADB has borrowed in the capital markets of Australia; Austria; Belgium; Canada; Germany; Hong Kong, China; India; Italy; Japan; Kuwait; Luxembourg; Malaysia; the Netherlands; People's Republic of China; the Philippines; Republic of Korea; Saudi Arabia; Singapore; Switzerland; Taipei,China; Thailand; the United Arab Emirates; the United Kingdom; and the United States, as well as in international capital markets, from certain members and their central banks, and from commercial banks. ADB expects to continue to raise funds for its ordinary operations through the issue and sale of debt obligations in national and international capital markets (including by means of private placements) and from official sources, as conditions permit. In addition, ADB undertakes bridge financing transactions under its $5 billion Euro-commercial Paper Programme (ECP Program) to afford greater flexibility in the timing of its long-term borrowings. A statement of ADB's outstanding borrowings as of December 31, 2007 is set forth in *Appendix VI* of the *Financial Statements.*

ADB's overriding borrowing objective has always been to ensure that funds are available to meet its net cash requirements at the lowest possible cost. Subject to this objective, ADB seeks to diversify its sources of funding across markets, instruments, and maturities. One of ADB's core funding strategies is to maintain a strong

presence in key currency bond markets through regular issuance of benchmark global bonds. Consequently, ADB continues to enhance the execution of its global bond issues, focusing on offering investors fairly priced bonds through a price discovery process, achieving a broad-based distribution both geographically as well as by investor type, and ensuring secondary market liquidity. Importantly, ADB also issues bonds on an opportunistic basis as a means of generating funds at the lowest cost possible. In this regard, ADB established a Global Medium-Term Note Program (GMTN Program) and Australian dollar 5 billion Medium-Term Note Programme (AUDMTN Program) to increase its responsiveness to market opportunities. The amounts that can be raised from the GMTN Program and AUDMTN Program annually are subject to the annual global borrowing authorization for ADB as determined by the Board of Directors. Another strategy is to emphasize borrowings with longer maturity ranges to smooth ADB's debt redemption profile.

As part of its developmental mandate, ADB contributes to the development of regional bond markets through local currency bond issuances. Another objective for local currency bond issuances is to provide local currency financing for its operations. As part of its continuing efforts to promote capital market development in the region, ADB established a Malaysian ringgit 3.8 billion Medium-Term Note Programme (MYRMTN Program) in Malaysia and a $10 billion equivalent Asian Currency Note Programme (ACN Program). As with the GMTN Program and the AUDMTN Program, the amounts that can be raised from the MYRMTN Program and the ACN Program annually are subject to ADB's annual global borrowing authorization.

In 2007, ADB raised long- and medium-term funds totaling about $8,854 million through 94 borrowing transactions in Australian dollar, Canadian dollar, euro, Hong Kong dollar, Japanese yen, Kazakhstan tenge, Malaysian ringgit, Philippine peso, pound sterling, Singapore dollar, South African rand, Turkish lira and U.S. dollar, as compared to $5,397 million in 2006. In addition, ADB raised $3,139 million in short-term funds under its ECP Program in 2007, as compared to $1,643 million in 2006. The average maturity of 2007 long- and medium-term borrowings was 5.2 years, as compared with 5.9 years in 2006.

Of the total 2007 long- and medium-term borrowings, $4,023 million was raised through 10 public offerings, including two global benchmark bond issues for $2 billion, and the rest through 84 private placements. The majority of 2007 borrowings were swapped on a fully hedged basis into floating rate liabilities.

The following table summarizes ADB's funding operations in 2007 and 2006.

Table 13: Borrowings
Amounts in millions of U.S. dollars

	2007	2006
Medium- and Long-Term Borrowings		
Total Principal Amount	$ 8,854	$ 5,397
Average Maturity to First Call (years)	5.2	5.9
Average Final Maturity (years)	9.4	6.7
Number of Transactions		
Public Offerings	10	8
Private Placements	84	43
Number of Currencies (before swaps)		
Public Offerings	8	5
Private Placements	9	10
Short-Term Borrowings[a]		
Total Principal Amount[b]	$ 3,139	$ 1,643
Number of Transactions	24	23
Number of Currencies	3	3

[a] All euro-commercial paper.
[b] At year-end, the outstanding principal amount was nil in 2007 and $179 million in 2006.

As of December 31, 2007, the total amount of outstanding borrowings after swaps was $30,537 million, as compared to $27,116 million in 2006. The average life of ADB's outstanding medium- and long-term borrowings at the end of 2007 and 2006 was 4.5 years and 4.3 years, respectively.

In 2007, ADB issued Hong Kong dollar and Singapore dollar denominated notes under the ACN Program, Malaysian ringgit-denominated notes under the MYRMTN Program and Philippine peso-denominated bonds. ADB's local currency issuances in 2007 are shown in *Table 14.*

Table 14: Local Currency Borrowings in 2007

	Principal Amount (million)	Coupon Rate (%)	Maturity (years)
Hong Kong	HKD 1,500	4.00	5
Singapore	SGD 250	3.27	5
Malaysia	MYR 500	4.00	10
Philippines	PHP 5,000	5.23	5

Use of Derivatives

ADB undertakes currency and interest rate swap transactions to raise, on a fully hedged basis, operationally needed currencies in a cost-efficient way while maintaining its borrowing presence in the major capital markets. At December 31, 2007, the principal amount receivable and payable under outstanding currency swap transactions aggregated $19,106 million and $16,880 million, respectively. The notional principal amount of outstanding interest rate swap transactions aggregated $9,522 million at December 31, 2007.

Currency and Interest Rate Composition of Borrowings After Swaps

As of December 31, 2007, the currency composition of ADB's outstanding borrowings after swaps was concentrated in U.S. dollars, with about 82.4% (78.9% at December 31, 2006) of the borrowing portfolio denominated in that currency, reflecting its borrowers' preference for U.S. dollar loans. This was followed by Japanese yen, at about 13.4% (17.4% at December 31, 2006) of the portfolio. Of the outstanding borrowings after swaps at December 31, 2007, 20.9% was at fixed rates (26.9% at December 31, 2006) and 79.1% at variable rates (73.1% at December 31, 2006). *Figures 1* and *2* show the effects of the currency and interest rate swaps undertaken on ADB's outstanding borrowings.

Figure 1: Effect on Currency Composition
As of December 31, 2007


Currency Composition of Outstanding Borrowings
(Before Swaps)
Other
Currencies[a]
42.6%
U.S. Dollar
42.8%
Japanese Yen
14.6%
Currency Composition of Outstanding Borrowings
(After Swaps)
Japanese Yen
13.4%
Other
Currencies[b]
4.2%
U.S. Dollar
82.4%

- [a] Other currencies include Australian dollar, Canadian dollar, euro, Hong Kong dollar, Indian rupee, Kazakhstan tenge, Malaysian ringgit, Mexican peso, New Taiwan dollar, New Zealand dollar, Philippine peso, pound sterling, renminbi, Singapore dollar, South African rand, Swiss franc, Thai baht and Turkish lira.
- [b] Other currencies include Australian dollar, Kazakhstan tenge, Indian rupee, Philippine peso, pound sterling, renminbi, and Swiss franc.

Figure 2: Effect on Interest Rate Structures
As of December 31, 2007


Interest Rate Structure of Outstanding Borrowings
(Before Swaps)
Variable
8.5%
Fixed
91.5%
Interest Rate Structure of Outstanding
Borrowings (After Swaps)
Fixed
20.9%
Variable
79.1%

LIQUIDITY PORTFOLIO MANAGEMENT

ADB's liquid assets are held in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and, to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. In compliance with its Charter, ADB does not convert currencies for investment; investments are made in the same currencies in which they are received. At December 31, 2007, liquid investments are held in 21 currencies.

ADB's Authority for Investment of Funds Not Needed in Operations (Investment Authority) governs liquid asset investments. The most recent Investment Authority was approved by the Board of Directors in November 2006. The primary objective of the Investment Authority is to ensure the security and liquidity of funds invested. Subject to this objective, ADB seeks to maximize the total return on its investments.

The liquidity policy approved by the Board of Directors in November 2006 requires that the total liquidity ceiling be set at twice the prudential minimum liquidity, discussed below, or 100% of outstanding loans whichever is lower. The total liquidity for all portfolios (described below) marked for ordinary capital resources operations, in aggregate, should not exceed this limit without prior authorization from the Board of Directors.

The overriding objective of the liquidity policy of ADB is to enable ADB to (i) obtain the most cost-efficient funding under both normal and stress situations and (ii) to optimally manage liquidity in order to achieve its development mission of fighting poverty in the region. At the same time, the liquidity policy should follow sound banking principles in supporting and sustaining ADB's superior financial strength and in this regard, the liquidity policy is integral to ADB's financial and risk management policy framework.

Prudential Liquidity Portfolio

The main objective of the Prudential Liquidity Portfolio (PLP) is to maintain (i) a prudential minimum liquidity (funded with equity and debt, if needed) and (ii) liquidity in excess of prudential minimum liquidity (funded with equity) as driven by net cash requirement (NCR), asset liability management and liquidity policy decisions.

The prudential minimum limit of liquidity to be held under normal market conditions during a calendar year, subject to headroom and financial ratio constraints, is 50% of the next three-year proxy NCR, which is the sum of net disbursements (disbursements less loan repayments and prepayments) and debt redemption. This liquidity measure will ensure that the prudential minimum level of liquidity is able to sustain uninterrupted supply of funds for 18 months under both normal and stress conditions.

The PLP is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The PLP is funded largely by equity, and performance is measured against external benchmarks with an average duration of about two years.

Discretionary Liquidity Portfolio

The Discretionary Liquidity Portfolio (DLP) is funded by debt. The main purpose and objective of the DLP is to provide flexibility in executing ADB's funding program over the short to medium term, permit borrowing ahead of cash flow needs, be responsive to favorable market conditions, avoid refinancing risk from a concentration of large borrowings and smoothen the capital market presence.

Working Capital Portfolios – Cash Cushion Portfolio and Operational Cash Portfolio

The Cash Cushion Portfolio (CCP) and Operational Cash Portfolio (OCP) together are used as working capital portfolios to better manage ADB's cash flow needs. The objective of the OCP is to manage net cash flow requirements expected over a one-month horizon. Investments are made in highly liquid money market instruments and fluctuate in size due to short-term cash requirements. The CCP holds the proceeds of borrowing transactions pending the disbursement of these funds. The CCP does not have any predetermined size and the funds are invested in liquid money market instruments to match the anticipated disbursement schedule.

Ad Hoc Portfolios

In addition to the portfolios above, ad hoc liquidity portfolios with specific purposes and limited life span may be created for better management and tracking. The creation of ad hoc portfolios requires the approval of the President, following the endorsement by the Asset and Liability Management Committee.

Year-End Balance of Liquidity Portfolios

The year-end balance of the portfolios in 2007 and 2006, including receivables for securities repurchased under resale arrangements, and excluding securities transferred under securities lending arrangements and pending sales and purchases, together with the returns on liquidity portfolio, are presented in the table below.

Table 15: Year-End Balance and Return on Liquidity Portfolio

	Year – End Balance (in millions of U.S. dollars)		Annualized Financial Return (%)	
	2007	2006	2007	2006
Prudential liquidity portfolio	$ 9,209	$ 7,764	5.84	4.25
Discretionary liquidity portfolio [a]	2,551	3,831	0.28	0.30
Cash cushion portfolio	779	954	4.67	4.21
Operational cash portfolio	395	587	3.95	3.82
Others[b]	646	–	3.64	–
Total	$13,579	$13,136		

[a] Spread over funding costs at December 31.
[b] Includes Ad hoc portfolio.

Note: Total may not add due to rounding.

FINANCIAL RISK MANAGEMENT

In its development banking operations, ADB faces various credit, market (interest rate and foreign exchange), liquidity, and operational risks. Sovereign loans and guarantees to its developing member countries constitute the large majority of ADB's portfolio. ADB has adopted an integrated risk management framework designed to ensure that credit and other risks are appropriately identified, measured, monitored and managed. In November 2005, ADB established the Risk Management Unit, which is independent of the business units and mandated to manage credit risk of the sovereign and nonsovereign loan and guarantee portfolios as well as market- and treasury-related risks. The unit has been implementing risk management tools and methodologies under the said framework.

Asset and Liability Management

The objectives of asset and liability management for ADB are (i) to safeguard ADB's net worth and overall capital adequacy; (ii) promote steady growth in ADB's risk bearing capacity; and (iii) define sound financial policies to undertake acceptable levels of financial risks in order to provide resources for developmental lending purposes at the lowest and most stable funding cost to the borrowers along with the most reasonable lending terms, while at the same time safeguarding ADB's financial strength. These objectives translate into the management of ADB's currency, interest rate and liquidity risks. ADB also adheres to a cost pass-through pricing policy for its sovereign loans and allocates the most cost efficient borrowings to fund these loans. The asset and liability management objectives and practices were clarified and formalized in 2006 through the comprehensive asset and liability management policy framework approved by the Board of Directors. The framework has formalized the guiding principles for managing the financial assets and liabilities of ADB's ordinary operations and provided the governing framework to guide all asset and liability management-related financial policies, including liquidity, investments, equity management, and overall capital adequacy.

Capital Adequacy

ADB's capital adequacy framework adopts the equity-to-loan ratio as the key measure of ADB's available capital. The available capital should be adequate to absorb any unexpected losses from its loan and guarantee portfolios. ADB utilizes an internally developed credit risk model to estimate the unexpected loss in its loan and guarantee portfolios. In addition to that, the available capital should be able to absorb loss of loan income due to a major and protracted nonaccrual shock in the loan and guarantee portfolios while matching growth in the portfolios. Under present policy, ADB ensures that the equity-to-loan ratio is maintained above a fixed target of 35%.

In determining the equity-to-loan ratio, ADB's equity capital is defined as the sum of useable paid-in capital, the ordinary reserve, the special reserve, and surplus. At December 31, 2007, the equity-to-loan ratio was 44.7% under the pre-FAS 133 basis (47.7% on December 31, 2006). The higher-than-target equity-to-loan ratio represents a strong equity capital position relative to the credit risk assumed in its loan and guarantee portfolios indicating that both net income and equity capital are adequate to sustain a significant credit event.

Under its capital adequacy framework, ADB utilizes the loan loss reserve to absorb expected losses from its loan and guarantee portfolios. Hence, both expected and unexpected losses for its loans and guarantees are addressed through adequate loan loss reserve and equity-to-loan ratio. On the other hand, loan loss provisions are made against impaired loans and recognized in the net income.

Country Credit Risks

The capital adequacy framework also links the adequacy of net income and equity capital to the country credit risk of the sovereign loan and guarantee portfolios. A credit risk model is used to estimate expected and unexpected losses in these portfolios, incorporating a borrower's default probability, loss given default, projected exposure, and default correlations. In addition, ADB stress tests net income projections to ensure that net income is adequate to absorb the loss of loan income due to credit shocks and to support sufficient growth. To assess the creditworthiness of its developing member countries independently, ADB adopted an internal country credit risk rating system.

Credit Risk of Nonsovereign Operations

Aside from providing loans and guarantees to its developing member countries, ADB provides loans and guarantees to firms or projects owned by nonsovereign entities. These entities include purely private sector firms, state-owned enterprises, and local government units. ADB can also make equity investments in private sector

firms and state-owned enterprises. ADB's nonsovereign investments are usually not backed by government guarantees and are exposed to commercial and political risks. Currently, the nonsovereign investment portfolio is subject to an overall limit of $5 billion. Managing and monitoring those risks are important aspects in the project cycle. ADB evaluates not only the development impact of a project but also analyzes its credit strength, financial, commercial, and technical viability, as well as good corporate governance. Each nonsovereign project undergoes an in-depth credit analysis and appraisal prior to approval with emphasis being given to the project's financial sustainability and ability to pay its debt. The Risk Management Unit independently reviews the risks of new proposals for loans and equity investments. The nonsovereign operations are subject to Board-approved prudential limits in respect of exposures to a single as well as group of entities, industry sectors, and countries.

The current private sector strategy focuses on the infrastructure and financial market sectors. Nevertheless, ADB remains responsive to the changing needs of developing member countries and private investment opportunities in other sectors. The objective is to build a diversified nonsovereign portfolio in terms of both countries and sectors, while managing concentration risks by establishing appropriate limits for countries, industries, and groups of related companies.

The total amount of ADB assistance to a single project, including equity investments, loans, and guarantees, must not exceed 25% of the total project cost or $250 million, whichever is lower. This limit ensures that exposure to a single project or obligor on net basis is limited at any time to a maximum of 5% of the targeted portfolio size of the nonsovereign portfolio.

ADB's nonsovereign investment recovery operations generally involve negotiations for financial restructuring, foreclosure, or other remedies, including liquidation. Restructuring is undertaken only when it is expected to improve ADB's prospects for recovery. If the financial condition of the entity has deteriorated beyond recovery, ADB may have to proceed with liquidation or other legally permissible forms of recovery.

Issuer and Counterparty Credit Risks

Treasury-related transactions also give rise to credit risk, or the risk of loss if an issuer or counterparty does not honor its financial obligations to ADB.

To control issuer and counterparty credit risk, ADB has established stringent eligibility criteria which (i) impose minimum credit ratings provided by at least two reputable international credit rating agencies on its investments, and (ii) require that such investments be issued by approved issuers or placed with counterparties that meet required credit criteria. Furthermore, ADB has set (i) single-issuer limits to its corporate investments, (ii) maximum credit exposure to its depository banks, and (iii) other limits for controlling exposure to varied asset classes.

To mitigate counterparty credit risk arising from derivative transactions, ADB has strict counterparty eligibility criteria. In general, ADB will undertake swap transactions with counterparties that have (i) met the required minimum counterparty credit rating, (ii) executed an International Swaps and Derivatives Association Master Agreement, and a credit support annex. Under the credit support annex arrangements, ADB's derivatives' positions are marked-to-market daily, while collateral calls, transfers and adjustments with swap counterparties are made in coordination with an external collateral manager. ADB also sets exposure limits on individual swap counterparties based on their credit ratings and equity, and daily monitors current and potential counterparty exposure against the limits.

Market Risks

ADB manages the market risk of its liquid asset investments by adopting investment policy guidelines which allow for investments only in government and government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions, and to a limited extent, in corporate bonds, mortgage-backed securities, and asset-backed securities of high credit quality. The principal source of investment risk arises from income volatility due to interest rate movements. ADB monitors and manages interest rate risks by employing various quantitative methods. All positions are marked-to-market, and risk-sensitive measures, including potential exposure, are calculated and compared to internally established risk limits. On the other hand, ADB mitigates the market risks associated with its loan portfolio by employing derivatives to closely match the characteristics of such loans with those of borrowings.

ADB manages its currency risk to ensure that exchange risk sensitivity is mitigated to minimize volatility in the equity-to-loan ratio as the measure of equity capital adequacy and risk-bearing capacity. This can be achieved by (i) matching the currency of its liabilities and investments with the currency of its loans and equity, thus, ensuring that fluctuations in exchange rates would have similar effects on both; and (ii) periodically aligning the currency composition of its balance sheet. ADB measures such foreign exchange translation risk in its liquidity investment portfolio by setting an aggregate value-at-risk limit at 7% as the maximum tolerance for bearing both the interest and foreign exchange translation risks.

ADB manages its market risks by employing (i) market standard risk parameters and assumptions in the valuation and risk analysis of its treasury activities, (ii) enhanced performance measurements and attribution methodologies and systems for its investment portfolios, (iii) supplementary risk management tools such as stress testing and scenario analysis, and (iv) a computer system that values both plain vanilla as well as highly structured borrowings and their related swap transactions.

ADB engages external asset managers to invest in mortgage-backed securities and asset-backed securities with minimum ratings of AAA and in corporate bonds with minimum rating of A, totaling $1.3 billion. ADB determined, through its due diligence and review, that $117.0 million of these asset-backed securities is invested in tranches of securitized home equity loans which could be considered as sub-prime related holdings. ADB's assessment indicated that the current sub-prime credit crisis had minimal impact to the overall portfolio value through this particular investment. On an aggregate basis, ADB's investments have increased in value due to the declining U.S. dollar yield and flight to quality. ADB utilizes a custodian to provide the valuation of the externally managed investments and appropriate due diligence revealed that the custodian adopted market acceptable practice by obtaining valuations from various independent pricing service providers, including quotations from brokers.

Liquidity Risks

The objective of ADB's liquidity policy is to ensure the availability of sufficient cash flows to meet all financial and operational commitments despite uncertain conditions in the capital markets. The policy establishes minimum levels of liquidity to maintain expected operations, even if access to capital markets is temporarily denied. ADB's liquidity requirements are primarily determined by expected lending volumes and disbursements, redemption of current borrowings, repayments and prepayments of loans, and cash from net income. The policy defines ADB's annual net cash requirement to meet large contractual obligations for loan disbursements and debt redemption.

In addition, ADB can raise discretionary liquidity, funded entirely by borrowings, to provide flexibility in the funding and debt redemption schedule over time. The transition to the new liquidity policy approved in 2006, which may result in a higher level of prudential minimum liquidity level, will be managed carefully to avoid an unnecessary surge in borrowing needs or negative implications on the financial ratios. Levels of liquidity and net cash requirement are monitored on an ongoing basis and reviewed by the Board of Directors quarterly.

Operational Risks

Operational risk represents the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events including business disruptions and system failure, transaction processing failures, and failure in execution of legal, fiduciary, and agency responsibilities. ADB is exposed to many types of operational risks and mitigates them by maintaining a sound system of internal controls and processes. In addition, ADB has a rigorous process for approving transactions that requires reviews and authorization by all relevant parties to ensure that all transactions are properly approved, documented, monitored, and controlled. ADB has put in place a strategy to strengthen its business continuity plan to reduce the impact of disruptions affecting its business processes.

CONTRACTUAL OBLIGATIONS

In the normal course of business, ADB enters into various contractual obligations that may require future cash payments. *Table 16* summarizes ADB's significant contractual cash obligations at December 31, 2007 and 2006. Long-term debt includes direct medium- and long-term borrowings excluding swaps but does not include any adjustment for unamortized premiums, discounts, or effects of applying FAS 133. Other long-term liabilities correspond to accrued liabilities including those for pension and postretirement medical benefits.

Table 16: Contractual Cash Obligations
as of December 31
In millions of U.S. dollars

	2007	2006
Long-Term Debt	$ 32,187	$ 27,602
Undisbursed Loan Commitments	19,011	16,768
Undisbursed Equity Investment Commitments	344	392
Guarantee Commitments	1,461	1,294
Other Long-Term Liabilities	451	373
Total	$ 53,454	$ 46,429

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting policies are contained in *Note B* of *Appendix VIII* of the *Financial Statements*. As disclosed in the financial statements, Management estimates the fair value of financial instruments. Estimates by their nature are based on judgment and available information; therefore, actual results may differ from those estimates and might have a material impact on the Financial Statements.

Fair Value of Financial Instruments: Under statutory reporting, ADB carries its financial instruments and derivatives, as defined by FAS 133 and its related amendments, including FAS 155, on a fair value basis. These financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating readily observable market data and require judgment and estimates.

The pricing models used for determining fair values of ADB's financial instruments are based on discounted expected cash flows using observable market data. ADB reviews the pricing models to assess the appropriateness of assumptions to reasonably reflect the valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs such as interest rates, exchange rates, and option volatilities. Selection of these inputs may involve some judgment and may impact net income. ADB believes that the estimates of fair values are reasonable given existing controls and processes.

In September 2006 and February 2007, the Financial Accounting Standards Board issued FAS 157, "Fair Value Measurements" and FAS 159, "Fair Value Option for Financial Assets and Financial Liabilities", respectively. FAS 157 emphasizes the definition and methods for measuring fair value, and expands disclosure requirements for financial reporting purposes, while FAS 159 expands the scope of financial instruments that may be carried at fair value. These are discussed in more detail in *Appendix VIII* of the *Financial Statements, Note B "Accounting and Reporting Developments"*. FAS 157 and FAS 159 will apply to financial statements issued after December 31, 2007.

Provision for Loan Losses: Provision against loan losses for impaired loans reflects Management's judgment and estimate of the present value of expected future cash flows discounted at the loan's effective interest rate. ADB considers a loan as impaired when, based on current information and events, it is probable that ADB will be unable to collect all the amounts due according to the loan's contractual terms.

In 2006, the Board of Directors approved the revision of the loan loss provisioning methodology for ADB's nonsovereign operations to a risk-based model. The assessment applies the concept of expected loss to establish loss provision and loss reserve, similar to the concept applied to ADB's sovereign operations approved in 2004. The provisioning estimate is performed by the Risk Management Unit on a quarterly basis.

In the revised methodology, ADB uses an internal risk rating system to estimate the probability of default based on its past loan loss experience and various tools available in the market. Loans that are considered impaired based on the probability of default are provisioned through the income statement. Those that are not impaired will be provisioned through the establishment of a loss reserve in the equity section of the balance sheet as an allocation of net income subject to the approval of the Board of Governors.

At December 31, 2007, provision for loan losses was $15.0 million ($28.3 million in 2006), the reduction resulting mainly from the sale of two nonsovereign loans which were previously provisioned.

Impairment of Equity Investment: Equity investments with poor credit ratings are assessed for impairment quarterly. When an impairment is identified and deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investment. Impairment losses are not reversed for subsequent recoveries in the value of the equity investment, until the investment is sold.

SUMMARY OF FINANCIAL PERFORMANCE

Net Income

Net income before net unrealized gains was $711.4 million, compared with $705.5 million in 2006. The slight increase of $5.9 million (0.8%) was predominantly due to the following:

- $236.7 million increase in net loan income, mostly associated with an increase in interest income and other loan charges resulting from higher interest rates and average outstanding loan portfolio ($28.1 billion in 2007; $24.3 billion in 2006);

- $107.3 million increase in investment income resulting mainly from an increase in the average investment portfolio ($14.4 billion in 2007; $13.4 billion in 2006), due to higher liquidity requirement to meet projected loan disbursements, as well as relatively higher interest rates in most invested currencies (for the U.S. dollar, there is a time lag for interest rates to adjust, thus on average, the U.S. dollar rate of return was comparatively higher in 2007);

- $0.3 million decrease in net administrative expenses, associated with i) a $5.6 million increase in deferred loan origination costs related to new loans and guarantees, offset by ii) a $3.8 million decrease in expenses charged to the Asian Development Fund, caused by lesser operational activities for the Asian Development Fund compared to ordinary capital resources and iii) a $1.5 million increase in overall administrative expenses of ADB;

- $282.5 million increase in borrowings and related expenses, including a $9.0 million increase in realized losses on purchase/redemption of bonds, due to the increase in the borrowing portfolio and higher interest rates;

- $25.5 million net increase in provision for loan losses mainly attributed to the release of provisions in 2006 resulting from the change in provisioning methodology for nonsovereign operations; and

- $17.9 million decrease in income from equity investments resulting mainly from (i) a $35.3 million decrease in net realized gains on disposal of equity investments; offset by (ii) a $15.5 million increase in proportionate gains on equity investments accounted for under the equity method; and (iii) a $2.0 million increase in dividend income for the year.

Net unrealized gains and losses on derivatives, as required by FAS 133 and 155

ADB posted net unrealized gains on derivatives, which are used for hedging transactions, of $57.5 million, compared to net unrealized losses of $138.5 million in 2006, due primarily to the significant downward shift of the U.S. dollar yield curve at the end of 2007, especially in the short to medium term, and the strengthening of most major currencies against the U.S. dollar, compared to 2006. The effect of declining interest rates coupled with the continued weakening of the U.S. dollar during the period had a net effect of increasing the value of borrowing related derivatives, i.e., swaps. The impact was largely felt on the non-structured debts and their related derivatives, as the asset portion of the swaps are designed to behave as long-term fixed assets denominated in the original currencies of the hedged borrowings. The liability portion of the swaps behaves similarly to long-term U.S. dollar LIBOR-based liabilities. Because of the asymmetrical accounting treatment between the non-structured debts and their swaps, the net unrealized gains on the swaps were not offset by the increase in the value of the non-structured debts, which are not fair valued but recorded at their carrying book value. A fair valuation of the non-structured debts would result in an offset of some of the unrealized gains on the swaps. In addition, the declining interest rate environment would have increased the value of the debts, mainly fixed rate U.S. dollar bonds, which do not have any derivative transactions attached to them.

The appreciation of certain currencies against the U.S. dollar in 2007, specifically the Japanese yen, also affected ADB's structured debt (hybrid instruments) portfolios. The increase in value of the underlying debts outweighed the increase in the value of the embedded derivatives, which are highly sensitive to the expected foreign exchange rates movements. On an after swap basis, the change in fair value of the structured debts as required by FAS 155 led to an unrealized loss of $5.3 million for the year ended December 31, 2007. The unrealized loss was due mainly to movements of foreign exchange and interest rates. As the hybrid instruments are fully hedged, however, the swaps would economically offset any foreign exchange and interest rate risks of the instruments (see *Appendix VIII* of the *Financial Statements, Note M)*.

ALLOCATION OF ORDINARY CAPITAL RESOURCES NET INCOME AND AUDIT FEES

Allocation of Ordinary Capital Resources Net Income

To ensure it has adequate risk-bearing capacity, ADB reviews its income outlook annually. Based on that review, a portion of the previous year's net income is allocated to reserves to ensure that their level is commensurate with the income planning framework. In addition, to the extent feasible, ADB allocates part of its net income to support development activities in its developing member countries. In May 2007, the Board of Governors approved that the 2006 net income of $565.9 million together with $138.5 million transferred from the cumulative revaluation adjustments account be allocated as follows: $52.0 million to the loan loss reserve, $286.2 million each to surplus and ordinary reserves and $40.0 million each to the Asian Development Fund and the Regional Cooperation and Integration Fund.

Audit Fees

For 2007, PricewaterhouseCoopers (PwC), served as ADB's independent external auditors. In 2007, ADB paid $0.74 million in professional fees for audit services to PwC Singapore and $3.838 million for non-audit services to other PwC offices worldwide pertaining to ADB's technical assistance projects and staff consulting services. No services for financial information systems design and implementation were rendered by PwC to ADB during 2007.

PwC also provided audit services to the ADB Institute, an organization affiliated with ADB, for which an amount of $25,000 was paid.

ADB's Audit Committee is satisfied that PwC's provision of non-audit services does not compromise PwC's independence.

SPECIAL OPERATIONS

ADB is authorized under the Charter to establish and administer Special Funds, the resources of which may be used in its special operations for granting technical assistance and making loans with longer maturities, longer grace periods and lower interest rates than those established for ordinary operations loans. Projects financed from Special Funds are selected, appraised and administered in the same manner as projects financed from ordinary capital resources. As of December 31, 2007, Special Funds consist of the Asian Development Fund; the Technical Assistance Special Fund; the Japan Special Fund; the ADB Institute Special Fund; the Asian Tsunami Fund; the Pakistan Earthquake Fund and the Regional Cooperation and Integration Fund. Financial statements for each fund are prepared in accordance with U.S. GAAP except for the special purpose financial statements for the Asian Development Fund, which are prepared in accordance with ADF Regulations. In addition to ordinary capital resources and Special Funds, ADB also manages and administers various trust funds such as the Japan Scholarship Program, the Japan Fund for Poverty Reduction, and grant cofinancing activities. These funds do not form part of ADB's own resources.

The resources of such Special Funds include voluntary contributions made by members, income on Special Funds loans, income earned by investment of undisbursed Special Funds resources, amounts of unimpaired paid-in capital set aside to Special Funds by the Board of Governors (limited by the Charter to 10% of the unimpaired paid-in capital; see *Funding Resources - Paid-in Capital*) and, in the case of the Technical Assistance Special Fund, the Asian Tsunami Fund, the Asian Development Fund and the Regional Cooperation and Integration Fund, ordinary capital resources net income or surplus transferred to such funds by the Board of Governors.

Under the Charter, Special Funds resources must at all times be held and used entirely separately from the ordinary capital resources of ADB. The Charter provides that the financial statements of ADB shall show the ordinary operations and special operations separately and that the ordinary capital resources of ADB may in no circumstances be used to discharge losses or liabilities arising out of special operations or other activities for which Special Funds resources were originally used or committed. Expenses of ADB directly pertaining to special operations are charged to Special Funds resources, and administrative expenditures of ADB are allocated between ordinary capital resources and Special Funds resources based on a formula which takes into consideration common administrative expenses and the number of loans and equity investments approved (see *Appendix VIII* of the *Financial Statements, Note M*).

Asian Development Fund

The Asian Development Fund (ADF) is ADB's concessional financing window for developing member countries with low per capita gross national product and limited debt repayment capacity. It is the only multilateral source of concessional assistance dedicated exclusively to reducing poverty and to improving the quality of life in the region. Thirty-one donor members (regional and nonregional) have contributed to the fund. Cofinancing with bilateral and multilateral development partners complements ADB's ADF resources.

During the eighth replenishment of the ADF (ADF IX), donors recommended a replenishment of $7.0 billion, consisting of $3.3 billion in new contributions from donors and $3.7 billion from internal resources based on the exchange rate specified in the Resolution of the Board of Governors. ADF IX, which covers the 4-year period from 2005 to 2008, became effective in April 2005 after instruments of contribution deposited with ADB for unqualified contribution exceeded 50% of all pledged contributions. As of December 31, 2007, 28 donors have submitted their Instruments of Contribution to ADF IX totaling $3.5 billion, including Ireland's contribution of $34.0 million. Total deposited installment payments amounting to $2.4 billion include $2.1 billion for ADF operations, $0.2 billion for the Technical Assistance Special Fund, and $0.1 billion for financing forgone interest of grants. The remaining unpaid contributions under ADF VIII as of December 31, 2007 amounted to $171.9 million.

In May 2007, the Board of Governors approved the transfer of $40 million to the ADF as part of ordinary capital resources net income allocation ($40 million in 2006). In addition, a total of $890.8 million from loan savings and cancellations have been included in the commitment authority. This resulted from Management's continuous assessment of opportunities for freeing committed resources through cancellations of unused loan balances. During 2007, promissory notes totaling $882.0 million have been encashed, $53.2 million of which was transferred to the Technical Assistance Special Fund.

In December 2007, the Board of Directors approved a new ADF financial framework which aims to enhance the long term financial capacity of the ADF and improve prudential financial management practices. The new framework establishes tranching of liquidity to improve the liquidity management and prudential minimum liquidity level that ADF should maintain. The new framework allows the ADF to have a higher and more stable commitment authority for future replenishments and ensure that liquidity is managed in a transparent and efficient manner.

Effective January 1, 2006, the new currency management framework for the ADF, which was approved by the Board of Directors in October 2005, was implemented. Under this new framework, the practice of managing ADF resources in as many as 15 currencies was discontinued, and an approach based on special drawing rights (SDR) basket of currencies was introduced. The ADF donor contributions and loan reflows received in currencies that do not constitute SDR are immediately converted into one of the SDR currencies in order to maintain an SDR-based liquidity portfolio. In addition, borrower's obligations for new ADF loans are now determined in SDR.

In July 2007, as an application of the new currency management framework approved by the Board of Directors, ADB offered a full-fledged SDR approach to the ADF legacy loans by providing the ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions will be treated as new loans. The conversion will shorten the time horizon to achieve the full benefits, reduce exchange rate risk volatility associated with legacy ADF loans, and provide a consistent debt portfolio management framework across peer multilateral banks and all ADF loans. The conversion was made available beginning January 1, 2008.

In September 2007, the Board of Directors approved the revised ADF grant framework, which limits grants eligibility to ADF-only countries and introduces a new hard-term ADF lending facility. The facility will have a fixed interest rate of 150 basis points below the weighted average of the 10-year fixed swap rates of the SDR component currencies plus the ordinary capital resources lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. In general, blend countries with per capita income not exceeding the International Development Association operational cutoff for more than two consecutive years and an active ordinary capital resources lending program are eligible to borrow from this new facility. The interest rate will be reset every January. The rate will apply to all hard-term loans approved in that year and will be fixed for the life of the loan. For hard-term ADF loans approved in 2007, the interest rate was set at 3.85%. No loans were approved under this new facility in 2007.

In 2007, 36 ADF loans totaling $1.9 billion were approved, as compared with 45 loans totaling $1.3 billion in 2006. Disbursements during 2007 totaled $1.6 billion, an increase of 20.9% from $1.3 billion in 2006. At the end of the year, cumulative disbursements from the ADF resources were $25.1 billion. Loan repayments during the year amounted to $586.4 million. At year-end, outstanding ADF loans amounted to $24.0 billion.

At the end of the year, 28 sovereign loans to Myanmar ($488.9 million) were in non-accrual status representing about 2.0% of the total outstanding ADF loans.

The ADF investment portfolio, which includes securities purchased under resale arrangements, amounted to $7.0 billion at December 31, 2007, as compared with $6.4 billion in 2006. About 88% of the portfolio was

invested in bank deposits, and 12% was invested in fixed income securities. The annualized rate of return on ADF investments in 2007 and 2006 was 4.7% and 4.0%, respectively. At the end of 2007, the ADF investments were denominated in six currencies, 98.3% of which were in SDR currencies – U.S. dollar, Japanese yen, euro and pound sterling.

With the introduction of grant financing in ADF IX, 24 grants (16 in 2006) were approved in 2007 totaling $519.3 million ($274.9 million in 2006), while 17 grants (22 in 2006) totaling $377.8 million ($346.5 million in 2006) became effective. In 2007, $82.0 million was mobilized in official loan cofinancing for four loan projects totaling $186.1 million and $34.9 million for three grant projects totaling $92.4 million.

Heavily Indebted Poor Countries (HIPC) Debt Relief. ADF donors requested ADB's participation in the HIPC debt relief. In line with this, Management proposed to the Board of Directors the "Policy for Providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt and Proposed Debt Relief to Afghanistan" which was approved by the Board of Directors on March 7, 2008. In this paper Management recommended to the Board of Directors the submission of a resolution to the Board of Governors for ADB to participate in the HIPC debt relief, and to provide Afghanistan with debt relief upon the adoption of the resolution by the Board of Governors.

The HIPC Initiative was launched in 1996 by the International Development Association and International Monetary Fund to reduce the excessive debt burden faced by the world's poorest countries. A "sunset clause" was stipulated to prevent the HIPC debt relief from becoming a permanent facility, minimize moral hazard and encourage early adoption of reform programs. This has been extended several times with the latest "sunset clause" being end-2006 with a "ring-fence" of its application to countries satisfying the income and indebtedness criteria using end-2004 data. Thus far, Afghanistan is the only ADF borrower that has qualified for HIPC debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven is $81.5 million. While there are other ADF borrowers that have met the HIPC indebtedness criteria, it is not possible to currently estimate whether these countries will qualify for HIPC debt relief.

Under the policy, upon approval of debt relief for a country by the Board of Directors, the principal component of the estimated debt relief costs will be recorded as a reduction of the disbursed and outstanding loans on a provisional basis and charged against ADF income. The Boards of the International Development Association and International Monetrary Fund will decide when a country has satisfied the conditions for reaching the completion point. Upon reaching the completion point, the debt relief will become irrevocable. The accumulated provision for HIPC debt relief will be reduced when debt relief is provided on the loan service payment date.

Technical Assistance Special Fund

The Technical Assistance Special Fund (TASF) is an important source of grant financing for ADB's technical assistance operations. With the effectivity of ADF IX and the third regularized replenishment of the TASF, contributions of $212.6 million from 27 donors have been committed and $148.7 million have been received. In addition, India made a wholly untied direct voluntary contribution amounting to Rs2.25 million ($50,000 equivalent). At the end of 2007, total TASF resources amounted to $1,361.3 million, of which $1,168.2 million was committed.

Technical assistance commitments (approved and effective) declined from $91.8 million in 2006 to $77.5 million in 2007 for 107 technical assistance projects that were made effective during the year, net of $11.9 million ($9.4 million in 2006) write back of undisbursed commitments for completed and cancelled technical assistance. Income from investments increased from $11.8 million in 2006 to $14.2 million in 2007 because of higher yields in some capital markets. In addition, foreign exchange gains also increased by $28.3 million, from $7.4 million in 2006 to $35.7 million in 2007, due to the appreciation of most currencies against the U.S. dollar. The

uncommitted balance available for future commitments decreased from $220.5 million in 2006 to $193.1 million in 2007. The TASF financed 41.6% of all technical assistance activities approved in 2007.

At the end of the year, the TASF investments stood at $295.1 million, up by 7.1% from 2006. Other assets—due from banks and contributors, advances to consultants, and others—totaled $81.8 million.

Japan Special Fund

The Japan Special Fund (JSF) is used by ADB, generally in accordance with its normal policies, and on terms and conditions agreed upon with the Government of Japan, for the financing or cofinancing of technical assistance on a grant basis and for equity investments. The JSF is financed by the Government of Japan on a grant basis. The technical assistance grants funded by JSF continued to support ADB operations aimed at reducing poverty. In January 2007, Japan contributed ¥3.3 billion ($27.7 million equivalent) as a regular contribution. As of December 31, 2007, Japan's cumulative contribution to the JSF since its inception in 1988 amounted to ¥111.0 billion (about $956.4 million equivalent) comprising regular contributions of ¥92.9 billion ($805.6 million equivalent) and supplementary contributions of ¥18.1 billion ($150.8 million equivalent). In 2007, ADB approved 55 technical assistance projects financed by the JSF totaling $43.1 million inclusive of those that were approved but not yet effective. The uncommitted balance including approved technical assistance not yet effective as of December 31, 2007 was $103.8 million.

In 2007, the JSF financed 18% of the total amount of technical assistance that ADB approved, including 52% of the total amount of project preparatory technical assistance during the year.

ADB Institute Special Fund

The primary objective of the ADB Institute is the improvement of sound management capacities of the agencies and organizations engaged in development. The ADB Institute serves as a focal point for research on innovative development strategies and for training in development management for policymakers and senior managers from developing members. The costs for operating the ADB Institute are met from the ADB Institute Special Fund (ADBISF), which is administered by ADB in accordance with the Statute of the ADB Institute. The resources of ADBISF include voluntary contributions, donations, and grants from members, non-government organizations, and foundations. In 2007, Japan committed its 12th contribution in the amount of ¥1.32 billion ($11.7 million equivalent).

As of December 31, 2007, cumulative commitments amounted to ¥15.8 billion (about $133.0 million equivalent) excluding translation adjustments. Of the total contributions received, $114.8 million had been used by the end of the year, mainly for research and capacity-building activities including organizing symposia, forums, and training; preparing research reports, publications, and websites; and for associated administrative expenses. The balance of net current assets excluding property, furniture, and equipment available for future projects and programs was about $18.2 million.

Asian Tsunami Fund

In response to the special circumstances surrounding the developing member countries that were stricken by the effects of the tsunami in December 2004, ADB established in February 2005 a specialized fund, the Asian Tsunami Fund (ATF). ADB contributed $600 million to the ATF, of which $50 million of unutilized funds were transferred back to ordinary capital resources ($40 million in November 2005 and $10 million in June 2006). In addition, Australia and Luxembourg contributed $3.8 million and $1.0 million, respectively.

No technical assistance/grants were approved or made effective in 2007. As of December 31, 2007, the uncommitted resources of the fund amounted to $40.0 million, an increase of $20.5 million from 2006, which is mainly from ATF investment income.

Pakistan Earthquake Fund

The Pakistan Earthquake Fund (PEF) was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake in October 2005. The PEF serves as a dedicated fund to deliver emergency grant financing for investment projects and technical assistance to support immediate reconstruction, rehabilitation and associated development activities. ADB contributed $80 million to the PEF. In addition, Australia, Belgium, Finland, and Norway committed $15.0 million, $9.1 million, $12.3 million, and $15.0 million, respectively.

The contributions of Belgium and Norway were in the form of debt-for-development swap agreements. The agreements involved the conversion of Pakistan's loan service payments to the two countries for their loans to Pakistan of up to €9.9 million and $20.0 million, respectively, into Belgium's and Norway's contributions to the PEF. Belgium's contributions were to be made in three equal installments of €3.3 million from 2007 to 2008, while Norway's contributions were to be undertaken in four equal installments of $5.0 million in 2006 to 2008. As of December 31, 2007, the amounts of €6.6 million and $15.0 million have been received from Belgium and Norway, respectively. These form part of the contributed resources of PEF. The remaining commitments are expected to be received in 2008.

In 2007, one technical assistance and one supplementary grant amounting to $2.0 million and $30.0 million, respectively were approved and became effective. As of December 31, 2007, total amounts committed exceeded cumulative resources by $3.5 million. This is expected to be covered by the additional resources from Norway and Belgium, as detailed above.

Regional Cooperation and Integration Fund

The Regional Cooperation and Integration Fund (RCIF) was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries. Its main objective is to improve regional cooperation and integration in the region by facilitating the pooling and provision of additional financial and knowledge resources to support such activities. ADB contributed $40 million to the RCIF as part of the 2006 ordinary capital resources net income allocation.

In 2007, four technical assistance and one supplementary technical assistance totaling $7.4 million became effective. Total resources of the RCIF as of December 31, 2007 amounted to $41.2 million, leaving an uncommitted balance of $33.8 million.

Trust Funds Managed by ADB

Japan Scholarship Program

The Japan Scholarship Program, funded by the Government of Japan, was established in 1988 to provide opportunities for well-qualified citizens of developing member countries to undertake postgraduate studies in economics, management, science and technology, and other development-related fields at selected educational institutions in the region. Currently, 20 institutions in 10 countries participate.

Between 1988 and 2007, Japan contributed $92.6 million. A total of 2,235 scholarships have been awarded to recipients from 35 members. Recently, an average of 150 scholarships has been awarded each year. Of the total, 1,890 have already completed their courses. Women have received 752 scholarships.

Japan Fund for Poverty Reduction

The Japan Fund for Poverty Reduction was established in May 2000 as a trust fund to support ADB-financed projects with poverty reduction and related social development activities that can add substantial value to ADB projects. Since 2000, Japan has contributed $360.4 million in total. To date, $266.3 million for 103

projects have been approved, of which 13 projects valued at $22.0 million were approved in 2007. A number of projects have been completed, and these have been the subject of knowledge-sharing sessions organized by ADB.

Grant Cofinancing Activities

Official grant cofinancing plays a vital role in ADB operations, particularly in view of the continuing constraints on the TASF and ADF resources. These grant funds finance mostly soft components of loan projects and support technical assistance. Most grants are provided by bilateral donors under channel financing arrangements and financing partnership facilities with multidonors including instruments of contributions. ADB acts as administrator of the funds and applies its own guidelines and procedures in recruiting consultants, making disbursements, and supervising projects.

Efforts continued to mobilize grant funds not only from official sources but also from private sector entities. Funds mobilized from private sector entities mostly cofinanced regional technical assistance projects in the environment sector. In 2007, a total of $191.1 million in grants was mobilized comprising $101.4 million for 10 investment projects and $89.7 million in technical assistance for 60 projects.

Channel Financing Arrangements

Under a channel financing arrangement, the donor enters into a comprehensive agreement with ADB whereby the donor provides an untied grant fund to be administered by ADB, but the fund does not become part of ADB's own resources. The donor indicates its preferred sectors and recipient countries. ADB regularly provides a list and description of proposed technical assistance projects that satisfy the donor's preferences, and they agree on the specific activities to be financed. Funds provided under a channel financing arrangement are usually transferred to an interest-bearing account and may also be invested by ADB pending disbursement. Donors are provided with regular financial statements and progress reports on the use of the funds. ADB is responsible for project preparation, processing, and administration. Channel financing arrangements may be replenished with additional funds at the donor's discretion.

The primary advantage of channel financing arrangements is that funding for several individual technical assistance projects may be provided under a single agreement. Accordingly, they minimize the need for detailed negotiations on a case-by-case basis and foster administrative efficiency. The first channel financing arrangement was negotiated in 1980. Since then, ADB has entered into channel financing arrangements with the following bilateral development partners: Australia, Belgium, Canada, Denmark, Finland, France, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, People's Republic of China, Republic of Korea, Spain, Sweden, Switzerland, and United Kingdom.

In 2007, Spain and Luxembourg made an additional contribution of $2.6 million and $0.2 million respectively, while Finland channeled an additional $1.0 million for the Tonle Sap Initiative in Cambodia.

In addition to the traditional type of channel financing arrangement which may be used for several sectors, thematic channel financing arrangements with bilateral agencies have increased sharply in recent years in such areas as renewable energy, climate change, poverty reduction, governance, water, gender and development, and poverty and environment. Several thematic channel financing arrangements have been packaged as umbrella facilities to allow more than one donor to contribute. In addition, replenishments were made to the Governance ($1.2 million from Ireland and $0.9 million from Norway) and Gender and Development Cooperation Funds ($1.5 million from Canada and $1.0 million from Ireland).

Financing Partnership Facilities

Financing partnership facilities have been established to expand the scope of partnership between ADB and its financial partners. Instruments of contribution to be executed by donors contributing to certain multidonor trust funds have also been introduced under which the donor agrees to contribute amounts to be administered by ADB, substantially in accordance with the terms approved by the Board of Directors.

In November 2006, ADB approved an innovative Water Financing Partnership Facility aiming to raise $100 million by 2008 to support its water financing program. Resources from the facility may be provided for water projects through grants, concessional loans, guarantees, or other forms of assistance under framework agreements. By the end of 2007, about $61 million equivalent had been committed or expressed to participate in by Australia, Austria, the Netherlands, and Norway.

ADB manages the Asia Pacific Carbon Fund, also established in 2006 to acquire future flows of certified emission reduction credits on behalf of participants, in return for upfront payments. This fund became operational in May 2007 with a total commitment of $151.8 million from Belgium, Finland, Luxembourg, Portugal, Spain, Sweden, and the Climate Cent Foundation. Total contributions amounted to $60.9 million by the end of 2007. The use of a channel financing agreement, if preferred by a specific donor, may be allowed for future contributions.

Following the establishment of the Water Financing Partnership Facility and the Asia Pacific Carbon Fund, two more facilities were established in 2007. These are (i) the Clean Energy Financing Partnership Facility, with a target amount of $250 million and total contributions of $3.5 million from Australia and Norway by the end of 2007; and (ii) the Regional Cooperation and Integration Financing Partnership Facility (classified as a Special Fund).

Another initiative that was successfully negotiated in 2007 is the loan buy down mechanism whereby Australia shall provide a A$4.0 million grant into a fund managed by ADB to buy down a portion of the ADF loan for the Samoa Pier Sector Project. The loan buy down mechanism will be triggered by certain milestones during project implementation. The use of this pilot mechanism constitutes an innovative approach to promoting reforms in developing countries, especially in the Pacific region. This is the first time that ADB is engaging in such a loan buy down mechanism.

GOVERNANCE

The Board of Directors has established an Audit Committee, a Budget Review Committee, a Compliance Review Committee, a Development Effectiveness Committee and an Ethics Committee.

Audit Committee

The Audit Committee was established to assist the Board of Directors in carrying out its responsibilities as they relate to ADB's financial reporting and audits, including internal controls. The Audit Committee consists of not more than six members of the Board of Directors. The Chair and other members are appointed by the President in consultation with the Board of Directors.

The Audit Committee shall assess in its annual report its work and evaluate its performance annually relative to the Audit Committee's purpose and responsibilities outlined in the Terms of Reference of the Audit Committee. The Audit Committee has an oversight function regarding current areas of financial risk and how these are being managed and must satisfy itself that ADB's financial reporting and audits, including internal controls, are adequate and efficient.

Budget Review Committee

The Budget Review Committee was established to enhance the effectiveness of the Board of Directors in discharging its responsibilities in connection with the approval of the annual administrative budget. The Budget Review Committee consists of not more than six members of the Board of Directors, who may be Directors or Alternate Directors, appointed by the President in consultation with the Board of Directors. The President designates one member as Chair.

The Budget Review Committee reviews the proposed annual administrative budget, taking into account the mid-year review of the current administrative budget, and reports them to the Board of Directors. It also considers any other aspects of the administrative budget as the President may request and reports them to the Board of Directors.

Compliance Review Committee

The Compliance Review Committee was established under ADB's accountability mechanism. The Compliance Review Committee clears the Compliance Review Panel's proposed terms of reference and time frame for conducting compliance reviews, and reviews the panel's draft monitoring reports on implementation of remedial actions approved by the Board of Directors before the panel finalizes them.

Development Effectiveness Committee

The Development Effectiveness Committee was established to assist the Board of Directors to carry out its responsibility of ensuring that ADB's programs and activities achieve development effectiveness. Development effectiveness is assessed through ADB's operations evaluation. The Development Effectiveness Committee focuses increasingly on broader evaluations at the country, sector, thematic, and policy levels. The Development Effectiveness Committee consists of not more than six members of the Board of Directors. The President appoints the members of the Development Effectiveness Committee, in consultation with the Board of Directors, and designates one of them as the Chairperson.

The Development Effectiveness Committee is expected to satisfy itself that ADB's operations evaluation activities are adequate and efficient. In this regard, the specific responsibilities that the Development Effectiveness Committee carries out on behalf of the Board of Directors are as follows: (i) review the annual work program of ADB's Operations Evaluation Office (OED); (ii) review OED's reports and the action taken by ADB on them; (iii) report to the Board of Directors on selected high-priority evaluation issues, if any, that have a significant bearing on the relevance, efficiency and effectiveness of ADB, and make recommendations on such issues; (iv) monitor and report to the Board of Directors on the implementation of its decisions; (v) review the annual programs for the preparation of project completion reports and technical assistance completion reports; and (vi) review the semiannual report on loan and technical assistance portfolio performance.

Ethics Committee

The Ethics Committee was created to address matters of ethics that may arise under the new Code of Conduct adopted by the Board of Directors in September 2006. The provisions of the Code of Conduct apply to all members of the Board of Directors (executive directors, alternate executive directors, and temporary alternate directors) and to the President. The Ethics Committee consists of five Directors and/or Alternate Directors. When appointing committee members and the Chair, the President will seek to ascertain and abide by the consensus of the Board of Directors.

The Ethics Committee is responsible for advising executive directors, alternate executive directors, or the President when they request guidance on actual or potential conflicts of interest or other ethical issues concerning themselves. The Ethics Committee also considers any allegations of misconduct against executive directors, alternate executive directors, or the President that relate to the performance of their duties. It recommends appropriate action to the Board of Directors.

ADMINISTRATION

The Charter provides that ADB shall have a Board of Governors, a Board of Directors, a President, one or more Vice-Presidents and such other officers and staff as may be considered necessary. All the powers of ADB are vested in the Board of Governors, which consists of one Governor and one Alternate appointed by each member. The Board of Governors holds an annual meeting and such other meetings as may be provided for by the Board of Governors or called by the Board of Directors.

The responsibility for the direction of the general operations of ADB rests with the Board of Directors, the members of which serve full-time at ADB's principal office. The Board of Directors has 12 members, of whom eight are elected by the Governors representing regional members and four are elected by the Governors representing non-regional members. The Board of Governors has delegated to the Board of Directors all its powers except those whose delegation is expressly prohibited by the Charter. Each Executive Director is entitled to cast the number of votes that counted toward his or her election, which votes need not be cast as a unit. Executive Directors hold office for a term of two years and may be reelected. Each Executive Director appoints an Alternate Executive Director to act in such Executive Director's absence.

Matters before the Board of Governors or the Board of Directors are decided by a majority of the total voting power of the members represented at the meeting, except in certain cases provided in the Charter in which a higher percentage is required.

The President, who must be a national of a regional member country, is elected by the Board of Governors. The President is elected for a five-year term and may be reelected. The President is the Chairman of the Board of Directors but has no vote except a deciding vote in the case of an equal division of votes. The President, while holding office, may not be a Governor or an Executive Director, or an Alternate for either. The President is the legal representative of ADB. Under the direction of the Board of Directors, the President conducts the current business of ADB and is its chief of staff. The President is responsible for the organization, appointment and dismissal of the officers and staff in accordance with regulations adopted by the Board of Directors.

The Vice-Presidents are appointed by the Board of Directors on the recommendation of the President. ADB currently has four Vice-Presidents. Each Vice-President holds office for such term, exercises such authority and performs such functions in the administration of ADB as may be determined by the Board of Directors. In the absence or incapacity of the President, the ranking Vice-President exercises the authority and performs the functions of the President.

Board of Directors

Set forth below are the members of the Board of Directors of ADB, their Alternates, and the members which they represented as of April 18, 2008:

Executive Directors	Alternate Executive Directors	Members Represented[a]
Phil Bowen	Dereck Rooken-Smith	Australia; Azerbaijan; Cambodia; Georgia; Hong Kong, China; Kiribati; Federated States of Micronesia; Nauru; Palau; Solomon Islands; Tuvalu
Howard Brown	Patrick Brandt	Canada; Denmark; Finland; Ireland; The Netherlands; Norway; Sweden
Curtis S. Chin	Paul W. Curry	United States
Md. Saad Hashim	Siew Juan Aw	Brunei Darussalam; Malaysia; Myanmar; Nepal; Singapore; Thailand
Marita Magpili -Jimenez	Sibtain Fazal Halim	Kazakhstan; Maldives; Marshall Islands; Mongolia; Pakistan; Philippines; Timor-Leste
Kyung-Hoh Kim	Tsuen-Hua Shih	Republic of Korea; Papua New Guinea; Sri Lanka; Taipei,China; Uzbekistan; Vanuatu; Viet Nam
Ashok K. Lahiri	Nima Wangdi	Afghanistan; Bangladesh; Bhutan; India; Lao People's Democratic Republic; Tajikistan; Turkmenistan
Masaki Omura	Atsushi Mizuno	Japan
Sebastian Paust	Uğur Salih Uçar	Austria; Germany; Luxembourg; Turkey; United Kingdom
Patrick Pillon	João Simões de Almeida	Belgium; France; Italy; Portugal; Spain; Switzerland
Ceppie Kurniadi Sumadilaga	C.J. (Stan) Vandersyp	Cook Islands; Fiji Islands; Indonesia; Kyrgyz Republic; New Zealand; Samoa; Tonga
Wencai Zhang	Fangyu Liu	People's Republic of China

[a] Armenia is not represented by any member of the Board of Directors.

Principal Officers

The principal officers of ADB are as follows:

President	Haruhiko Kuroda
Vice-President (Operations 1)	Liqun Jin
Vice-President (Operations 2)	C. Lawrence Greenwood, Jr.
Vice-President (Knowledge Management and Sustainable Development)	Ursula Schäfer-Preuss
Vice-President (Finance and Administration)	Bindu N. Lohani
Managing Director General	Rajat M. Nag
The Secretary	Shyam P. Bajpai
General Counsel	Jeremy H. Hovland
Director General, East Asia Department	Vacant
Director General, South Asia Department	Kunio Senga
Director General, Central and West Asia Department	Juan Miranda
Director General, Southeast Asia Department	Arjun Thapan
Director General, Pacific Department	Philip C. Erquiaga
Director General, Private Sector Operations Department	Robert Bestani
Acting Director General, Regional and Sustainable Development Department	Xianbin Yao
Director General, Strategy and Policy Department	Kazu Sakai
Director General, Operations Evaluation Department	H. Satish Rao
Director General, Budget, Personnel and Management Systems Department	Kensaku Munenaga
Director General, Department of External Relations	Vacant
Chief Economist, Economics and Research Department	Ifzal Ali
Principal Director, Office of Cofinancing Operations	Werner E. Liepach
Principal Director, Central Operations Services Office	Philip Daltrop
Principal Director, Office of Administrative Services	Amarjit Singh Wasan
Principal Director, Office of Information Systems and Technology	Robert L.T. Dawson
Treasurer	Mikio Kashiwagi
Controller	Hong-Sang Jung
Auditor General	Vacant
Head, Risk Management Unit	Juan Limandibrata

THE CHARTER

The Charter is ADB's governing constitution. It establishes the status, immunities, exemptions, and privileges of ADB, describes its purposes, capital structure and organization, authorizes the operations in which it may engage and prescribes limitations on the carrying out of those operations. The Charter also contains, among other things, provisions with respect to the admission of additional members, increases of the authorized capital stock, the terms and conditions under which ADB may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of members and the suspension and termination of ADB's operations.

Under the Charter, membership in ADB is open to (i) members and associate members of the United Nations Economic and Social Commission for Asia and the Pacific, and (ii) other regional countries and non-regional developed countries which are members of the United Nations or of any of its specialized agencies. Within the

foregoing limitations, new members may be admitted upon the affirmative vote of two-thirds of the total number of Governors representing not less than three-quarters of the total voting power of the members.

The Charter provides that no new membership subscription shall be authorized which would have the effect of reducing the aggregate of capital stock held by regional members below 60% of the total subscribed capital stock. Although any member may withdraw from ADB by delivering written notice, any such member remains liable for all direct and contingent obligations to ADB to which it was subject at the date of delivery of such notice, including its obligations in respect of callable capital. No member has withdrawn from ADB since its establishment.

The Charter may be amended only by resolution of the Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from ADB, the pre-emptive rights to purchase capital stock or the limitation on liability of members. The Charter provides that any question of interpretation of its provisions arising between any member and ADB or between ADB's members shall be submitted to the Board of Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final.

LEGAL STATUS, PRIVILEGES AND IMMUNITIES

The Charter contains provisions which accord to ADB legal status and certain immunities and privileges in the territories of each of its members. Certain of these provisions are summarized below.

ADB has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property and to institute legal proceedings. It is immune from every form of legal process, unless it chooses to waive such immunity, except in cases arising out of or in connection with the exercise of its powers to borrow money, to guarantee obligations or to buy and sell or underwrite the sale of securities. In such cases actions may be brought against ADB in a court of competent jurisdiction in the territory of a country in which it has its principal or a branch office, has appointed an agent for accepting service or notice of process, or has issued or guaranteed securities. No action against ADB may be brought by its members or persons acting for, or deriving claims from, its members.

The Governors, Alternate Governors, Executive Directors, Alternate Executive Directors, officers and employees of ADB, including experts performing missions for it, are immune from legal process for acts performed by them in their official capacities, except when ADB waives such immunity.

The property and assets of ADB are immune from all forms of seizure, attachment or execution before the delivery of final judgment against it. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of ADB are inviolable.

ADB and its assets, property, income and its operations and transactions are exempt from all taxation and from all customs duties. ADB is also exempt from any obligation for the payment, withholding or collection of any tax or duty.

INDEX TO FINANCIAL STATEMENTS
ORDINARY CAPITAL RESOURCES

These Financial Statements were noted by ADB's Board of Directors on April 8, 2008. They are subject to the approval of ADB's Board of Governors, which approval is expected to be obtained at ADB's Annual General Meeting in Madrid, Spain to be held on May 3 to 6, 2008.

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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
8 Cross Street #17-00
PWC Building
Singapore 048424
Telephone (65) 6236 3388
Facsimile (65) 6236 3300
www.pwc.com/sg

GST No: 52-871777-D
Co. Reg. No.: 52871777D

Report of Independent Auditors to the Asian Development Bank

In our opinion, the accompanying balance sheets and the related statements of income and expenses, cash flows, and changes in capital and reserves present fairly, in all material respects, the financial position of the Asian Development Bank – Ordinary Capital Resources at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the management of the Asian Development Bank. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying summary statements of loans and of borrowings as at December 31, 2007 and 2006, and of statement of subscriptions to capital stock and voting power as at December 31, 2007 are presented for purposes of additional analyses and are not required parts of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers
Certified Public Accountants

Singapore
March 5, 2008

ASIAN DEVELOPMENT BANK—
BALANCE
December 31, 2007
Expressed in Thousands of

ASSETS

	2007		2006	
DUE FROM BANKS (Notes B and C)		$ 108,821		$ 205,418
INVESTMENTS (Notes B, C, D, and L)				
Government and government-guaranteed obligations	$ 2,343,130		$2,994,321	
Time deposits	7,491,886		6,137,931	
Other securities	3,461,927	13,296,943	3,632,180	12,764,432
SECURITIES TRANSFERRED UNDER SECURITIES LENDING ARRANGEMENT (Note B)		5,041,387		1,922,901
SECURITIES PURCHASED UNDER RESALE ARRANGEMENT (Note B)		427,132		432,963
LOANS OUTSTANDING (Appendix V) (Notes A, B, E, and Q) (Including FAS 133 adjustment of $538 - 2007 and $643 - 2006, net unamortized loan origination costs of $42,130 - 2007 and $14,015 - 2006)				
Sovereign	29,008,793		25,326,875	
Nonsovereign	1,289,129		878,870	
	30,297,922		26,205,745	
Less—provision for loan losses	15,043	30,282,879	28,339	26,177,406
EQUITY INVESTMENTS (Notes A, B, and G)		808,157		655,819
ACCRUED REVENUE				
On investments	143,785		126,708	
On loans	320,514	464,299	267,652	394,360
RECEIVABLE FROM MEMBERS (Note K)				
Nonnegotiable, noninterest-bearing demand obligations (Note C)		174,805		173,667
RECEIVABLE FROM SWAPS (Notes B, H, and Q)				
Borrowings	17,968,867		12,986,831	
Others	512,089	18,480,956	655,151	13,641,982
OTHER ASSETS				
Property, furniture, and equipment (Notes B and I)	154,239		158,699	
Investment related receivables	138,149		188,335	
Unamortized issuance cost of borrowings	58,869		43,747	
Miscellaneous (Note N)	112,536	463,793	90,089	480,870
TOTAL		**$ 69,549,172**		**$ $56,849,818**

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES
SHEET
and 2006
United States Dollars (Note B)

LIABILITIES, CAPITAL, AND RESERVES	2007		2006	
BORROWINGS (Appendix VI) (Notes B and J)				
At amortized cost	$ 28,615,661		$ 25,495,393	
At fair value	2,954,704	$ 31,570,365	2,112,378	$ 27,607,771
ACCRUED INTEREST ON BORROWINGS		388,935		303,061
PAYABLE FOR SWAPS (Notes B, H, J, and Q)				
Borrowings	$ 16,936,964		$ 12,502,403	
Others	583,320	17,520,284	655,461	13,157,864
PAYABLE UNDER SECURITIES LENDING ARRANGEMENT (Note B)		5,092,316		1,954,409
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	230,114		270,550	
Undisbursed technical assistance commitments (Note M)	2,318		4,727	
Accrued pension and postretirement medical benefit costs (Note O)	368,284		288,517	
Miscellaneous (Notes B, F, I, and N)	121,686	722,402	120,020	683,814
TOTAL LIABILITIES		55,294,302		43,706,919
CAPITAL AND RESERVES (Appendix IV)				
Capital stock (Appendix VII) (Notes B and K)				
Authorized and subscribed				
(SDR35,463,110,000 - 2007, SDR35,342,300,000 - 2006)	55,977,810		53,168,956	
Less—"callable" shares subscribed	52,040,702		49,429,394	
"Paid-in" shares subscribed	3,937,108		3,739,562	
Less—subscription installments not due	19,664		15,138	
Subscription installments matured	3,917,444		3,724,424	
Less—capital transferred to the Asian Development Fund	75,151		71,624	
	3,842,293		3,652,800	
Net notional amounts required to maintain value of currency holdings (Notes B and K)	(661,197)		(672,899)	
Ordinary reserve (Note L)	9,245,332		8,993,737	
Special reserve (Note L)	202,847		197,799	
Loan loss reserve (Note L)	182,100		130,100	
Surplus (Note L)	616,300		330,117	
Cumulative revaluation adjustments account (Note L)	(110,959)		27,519	
Net income after appropriation (Appendix II) (Note L)	760,174		565,886	
Accumulated other comprehensive income (Appendix IV) (Notes B and L)	177,980	14,254,870	(82,160)	13,142,899
TOTAL		**$ 69,549,172**		**$ 56,849,818**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended December 31, 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007			2006		
REVENUE (Note M)						
From loans (Notes B and E)						
Interest	$ 1,385,036			$ 1,148,306		
Commitment charge	55,206			52,709		
Other	2,096	$1,442,338		9,056	$ 1,210,071	
From investments (Notes B and D)						
Interest		683,212			564,495	
From guarantees (Notes B and F)		5,049			4,169	
From other sources—net (Notes E and R)		77,732			60,204	
TOTAL REVENUE			$ 2,208,331			$ 1,838,939
EXPENSES (Note M)						
Borrowings and related expenses (Note J)		1,389,778			1,116,326	
Administrative expenses (Note M)		127,327			127,669	
Technical assistance to member countries		(683)			(1,220)	
Provision for losses (Notes B and E)		(579)			(32,515)	
Other expenses		3,998			3,767	
TOTAL EXPENSES			1,519,841			1,214,027
NET REALIZED GAINS (LOSSES)						
From loans		3,980			(424)	
From investments (Note M)		(2,801)			8,612	
From equity investments		21,793			63,476	
From borrowings		(106)			8,888	
Others		39			62	
NET REALIZED GAINS			22,905			80,614
NET UNREALIZED GAINS (LOSSES) (Note M)			53,828			(135,471)
NET INCOME			$ 765,223			$ 570,055

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006
Expressed in Thousands of United States Dollars (Note B)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 1,202,933	$ 1,035,357
Interest on investments received	635,459	538,145
Interest received for securities purchased under resale arrangement	17,080	13,118
Interest and other financial expenses paid	(1,236,490)	(971,038)
Administrative expenses paid	(95,784)	(66,237)
Technical assistance disbursed	(1,477)	(3,427)
Others—net	13,452	26,136
Net Cash Provided by Operating Activities	535,173	572,054
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	8,205,482	8,880,620
Maturities of investments	176,587,583	118,449,848
Purchases of investments	(184,797,477)	(128,860,072)
Net payments on future contracts	(372)	(198)
Net receipts from securities purchased under resale arrangement	1,990	696,945
Principal collected on loans	1,454,419	1,735,521
Loans disbursed	(5,074,927)	(4,299,176)
Net currency and interest rate swaps	(8,329)	19,588
Property, furniture, and equipment acquired	(9,569)	(8,365)
Purchases of equity investments	(115,603)	(129,836)
Sales of equity investments	112,107	134,704
Net Cash Used in Investing Activities	(3,644,696)	(3,380,421)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds of new borrowings	11,874,946	6,995,869
Borrowings redeemed	(9,137,838)	(4,155,679)
Matured capital subscriptions collected[1]	4,618	16,338
Borrowing issuance expenses paid	(30,506)	(19,773)
Demand obligations of members encashed	8,068	9,881
Net currency and interest rate swaps	368,067	140,715
Resources transferred to ADF	(40,000)	(40,000)
Resources transferred to RCIF	(40,000)	–
Resources transferred to TASF	–	(20,000)
Resources transferred from ATF	–	10,000
Net Cash Provided by Financing Activities	3,007,355	2,937,351
Effect of Exchange Rate Changes on Due from Banks	5,571	(5,228)
Net (Decrease) Increase in Due from Banks	(96,597)	123,756
Due from Banks at Beginning of Year	205,418	81,662
Due from Banks at End of Year	$ 108,821	$ 205,418
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net Income (Appendix II)	$ 765,223	$ 570,055
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	81,127	75,471
Provision for losses written back	(579)	(32,515)
Net realized gain from investments and other borrowings	(18,886)	(80,977)
Proportionate share of earnings on equity investments	(47,827)	(32,338)
Net unrealized losses	(53,828)	135,471
Change in accrued revenue from loans, investments and other swaps	(252,022)	(193,627)
Change in receivable from ADF - allocation of administrative expenses	(2,902)	6,095
Change in accrued interest on borrowings and swaps, and other expenses	144,002	204,060
Change in undisbursed technical assistance commitments	(2,409)	(5,004)
Change in pension and postretirement benefit liability	(60,171)	(76,620)
Others—net	(16,555)	1,983
Net Cash Provided by Operating Activities	$ 535,173	$ 572,054

1 Supplementary disclosure of noncash financing activities: Nonnegotiable, noninterest-bearing demand promissory notes amounting to $2,738 ($2,731 - 2006) were received from members.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
STATEMENT OF CHANGES
For the Years Ended
Expressed in Thousands of

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance– January 1, 2006	$ 3,449,154	$ (586,105)	$ 8,957,392	$ 193,629	$ 167,000	$ 117	$ 234,833	$ 105,202	$ (224,082)	$ 12,297,140
Cumulative effect of FAS 155 adjustments			(2,967)				101,430		20,108	118,571
Comprehensive income for the year 2006 (Note L)								570,055	121,814	691,869
Appropriation of guarantee fees to Special Reserve (Note L)				4,169				(4,169)		–
Change in SDR value of paid-in shares subscribed	189,309									189,309
Change in subscription installments not due	(2,871)									(2,871)
Additional paid-in shares subscribed during the year	20,785									20,785
Change in SDR value of capital transferred to Asian Development Fund	(3,577)									(3,577)
Change in notional maintenance of value (Note K)		(86,794)								(86,794)
Allocation of 2005 net income to ordinary reserve and surplus and transfer from cumulative revaluation account and loan loss reserve (Note L)			70,845		(36,900)	320,000	(308,743)	(45,202)		–
Allocation of 2005 net income to ADF and TASF (Note L)								(60,000)		(60,000)
Transfer of unutilized contributions from ATF to Surplus (Note L)						10,000				10,000
Charge to ordinary reserve for change in SDR value of capital stock (Note L)			(31,533)							(31,533)
Balance- December 31, 2006	$ 3,652,800	$ (672,899)	$ 8,993,737	$ 197,799	$ 130,100	$ 330,117	$ 27,519	$ 565,886	$ (82,160)	$ 13,142,899

ORDINARY CAPITAL RESOURCES IN CAPITAL AND RESERVES
December 31, 2007 and 2006
United States Dollars (Notes B and K)

	Capital Stock	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Loan Loss Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appropriations	Accumulated Other Comprehensive Income	Total
Balance - December 31, 2006	$ 3,652,800	$ (672,899)	$ 8,993,737	$ 197,799	$ 130,100	$ 330,117	$ 27,519	$ 565,886	$ (82,160)	$ 13,142,899
Comprehensive income for the year 2007 (Note L)								765,223	260,140	1,025,363
Appropriation of guarantee fees to Special Reserve (Note L)				5,049				(5,049)		–
Change in SDR value of paid-in shares subscribed	185,667									185,667
Change in subscription installments not due	(2,889)									(2,889)
Additional paid-in shares subscribed during the year	10,242									10,242
Change in SDR value of capital transferred to Asian Development Fund	(3,527)									(3,527)
Change in notional maintenance of value (Note K)		11,702								11,702
Allocation of 2006 net income to ordinary reserve, loan loss reserve and surplus and transfer from cumulative revaluation account (Note L)			286,183		52,000	286,183	(138,479)	(485,886)		–
Allocation of 2006 net income to ADF and JCIF (Note L)								(80,000)		(80,000)
Charge to ordinary reserve for change in SDR value of capital stock (Note L)			(34,587)							(34,587)
Balance - December 31, 2007	$ 3,842,293	$ (661,197)	$ 9,245,332	$ 202,847	$ 182,100	$ 616,300	$ (110,959)	$ 760,174	$ 177,980	$ 14,254,870

Note: Figures may not add due to rounding.

Accumulated Other Comprehensive Income (Note L)
For the Years Ended December 31, 2007 and 2006
Expressed in Thousands of United States Dollar (Note B)

	FAS 133 Adjustments and Amortization		Accumulated Translation Adjustments		Unrealized Investment Holding Gains		Pension/ Postretirement Liability Adjustment-FAS 158		Accumulated Other Comprehensive Income	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Balance, January 1	$ (1,154)	$ (2,566)	$ (200,039)	$ (246,682)	$ 200,584	$ 30,097	$ (81,551)	$ (4,931)	$ (82,160)	$ (224,082)
Cumulative effect of FAS 155 adjustments	–	–	–	20,108	–	–	–	–	–	20,108
Adjusted balance, January 1	(1,154)	(2,566)	(200,039)	(226,574)	200,584	30,097	(81,551)	(4,931)	(82,160)	(203,974)
Amortization	865	1,412	–	–	–	–	–	–	865	1,412
Other comprehensive income for the year	–	–	86,654	26,535	232,792	170,487	(60,171)	(76,620)	259,275	120,402
Balance, December 31	$ (289)	$ (1,154)	$ (113,385)	$ (200,039)	$ 433,376	$200,584	$ (141,722)	$ (81,551)	$ 177,980	$ (82,160))

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—
SUMMARY STATEMENT
December 31, 2007
Expressed in Thousands of

Borrowers/Guarantors	Loans Outstanding[1]	Undisbursed Balances of Effective Loans[2]	Loans Not Yet Effective	Total Loans	Percent of Total Loans
Afghanistan	$ 58,439	$ 5,385	$ –	$ 63,824	0.13
Azerbaijan	47,944	57,496	190,000	295,440	0.60
Bangladesh	406,476	965,524	–	1,372,000	2.79
Cambodia	–	–	8,000	8,000	0.02
China, People's Rep. of	7,369,841	3,810,097	1,610,991	12,790,929	25.97
Fiji Islands	85,361	34,386	–	119,747	0.24
Georgia	25,000	–	–	25,000	0.05
India	4,995,982	3,941,617	871,368	9,808,967	19.91
Indonesia	9,425,282	682,105	168,036	10,275,423	20.86
Kazakhstan	247,183	33,440	50,000	330,623	0.67
Korea, Rep. of	108,998	–	–	108,998	0.22
Lao People's Dem. Rep.	58,232	11,768	–	70,000	0.14
Malaysia	237,503	–	–	237,503	0.48
Maldives	1,500	3,000	–	4,500	0.01
Marshall Islands	3,389	–	–	3,389	0.01
Micronesia, Fed. States of	20	4,780	–	4,800	0.01
Mongolia	4,500	10,000	–	14,500	0.03
Nauru	2,300	–	–	2,300	0.01
Nepal	24,403	–	–	24,403	0.05
Pakistan	2,777,724	2,113,722	1,352,300	6,243,746	12.67
Papua New Guinea	119,829	70,857	60,000	250,686	0.51
Philippines	3,368,054	254,490	305,055	3,927,599	7.96
Sri Lanka	226,419	285,996	317,500	829,915	1.68
Thailand	59,724	–	–	59,724	0.12
Uzbekistan	412,566	253,058	96,000	761,624	1.55
Viet Nam	178,624	420,943	968,860	1,568,427	3.18
	30,245,293	12,958,664	5,998,110	49,202,067	99.87
Regional	10,499	13,001	41,500	65,000	0.13
TOTAL - December 31, 2007	30,255,792	12,971,665	6,039,610	49,267,067	100.00
Provision for loan losses	(15,043)	–	–	(15,043)	
Unamortized loan origination cost - net	42,130	–	–	42,130	
NET BALANCE - December 31, 2007	**$ 30,282,879**	**$ 12,971,665**	**$ 6,039,610**	**$ 49,294,154**	
Made up of:					
Sovereign Loans	$ 29,003,104	$ 12,814,137	$ 5,061,815	$ 46,879,056	
Non-sovereign Loans:					
Private Sector	1,248,775	113,528	797,795	2,160,098	
Public Sector	31,000	44,000	180,000	255,000	
Net balance - December 31, 2007	$ 30,282,879	$ 12,971,665	$ 6,039,610	$ 49,294,154	
TOTAL - December 31, 2006	26,191,730	12,304,171	4,463,992	42,959,893	
Provision for loan losses	(28,339)	–	–	(28,339)	
Unamortized front-end fee - net	14,015	–	–	14,015	
NET BALANCE - December 31, 2006	**$ 26,177,406**	**$ 12,304,171**	**$ 4,463,992**	**$ 42,945,569**	
Made up of:					
Sovereign Loans	$ 25,320,759	$ 11,915,734	$ 4,073,684	$ 41,310,177	
Non-sovereign Loans:					
Private Sector	855,647	314,437	315,308	1,485,392	
Public Sector	1,000	74,000	75,000	150,000	
Net balance - December 31, 2006	$ 26,177,406	$ 12,304,171	$ 4,463,992	$ 42,945,569	

1 Amounts outstanding on the multicurrency fixed lending rate loans totaled $38,049 ($49,647 - 2006), on pool-based loans totaled $10,861,527 ($11,589,503 - 2006) and on LIBOR-based loans and market-based loans totaled $19,356,215 ($14,552,580 - 2006). The average yield on loans was 5% (4.98% - 2006).

2 Of the undisbursed balances, ADB has made irrevocable commitments to disburse various amounts totalling $361,280 ($237,230 - 2006).

3 Includes undisbursed commitment relating to Revolving Credit Facility of Trade Finance Facilitation Program amounting to $13,001.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ORDINARY CAPITAL RESOURCES
OF LOANS
and 2006
United States Dollars (Note B)

MATURITY OF EFFECTIVE LOANS

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2008	$ 1,657,214	2017	12,605,156
2009	1,876,845	2022	10,387,866
2010	2,213,235	2027	6,577,334
2011	2,438,209	2032	2,827,701
2012	2,590,802	over 2032	53,095
		Total	**$ 43,227,457**[3]

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING

Currency	2007	2006	Currency	2007	2006
Chinese yuan	$ 23,001	$ –	Kazakhstan Tenge	49,776	–
Euro	920	2,475	Philippine peso	42,856	35,844
Japanese yen	4,607,011	4,481,354	Swiss franc	3,502	4,153
Indian rupee	143,024	87,042	United States dollar	25,385,702	21,580,862
			Total	**$ 30,255,792**	**$ 26,191,730**

Expressed in Thousands of

	Borrowings Principal Outstanding[1]		Swap Arrangements[2] Payable (Receivable)[3]	
	2007	2006	2007	2006
Australian dollar	$ 5,729,446	$ 3,582,906	$ (5,463,460)	$ (3,462,298)
Canadian dollar	1,526,591	749,339	(1,521,721)	(758,086)
Chinese yuan	136,909	128,121	14,363	(207)
Euro	47,117	1,041,315	(45,819)	(1,061,792)
Hong Kong dollar	345,983	295,713	(353,274)	(295,850)
Indian rupee	126,791	112,969	16,384	18,384
Japanese yen	4,607,002	3,370,259	2,706,761 (3,220,956)	3,251,006 (1,895,947)
Kazakhstan tenge	49,776	–	–	–
Malaysian ringgit	421,941	255,102	(421,221)	(258,811)
Mexican peso	155,913	157,135	(153,378)	(157,708)
New Taiwan dollar	146,437	144,056	(146,437)	(144,056)
New Zealand dollar	463,271	750,304	(464,535)	(754,639)
Philippine peso	168,824	36,723	(130,271)	(5,966)
Pound sterling	695,816	241,923[5]	(517,914)	(1,982)
Singapore dollar	380,307	325,119	(392,574)	(325,726)
South African rand	1,850,334	799,400	(1,742,132)	(757,546)
Swiss franc	374,924	333,137		
Thai baht	349,708	296,192	(356,683)	(296,803)
Turkish lira	474,746	163,292	(483,611)	(161,084)
United States dollar	13,517,474	14,817,561[6]	14,199,456 (2,554,881)	9,233,012 (2,648,329)
Subtotal	31,569,310	27,600,566	(1,031,903)	(484,428)
Unamortized discounts/ premiums and transition adjustments	1,055	7,205		
FAS 133 Adjustments				
Total	$31,570,365	$27,607,771		

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING[7]

Twelve Months Ending December 31	Amount	Five Years Ending December 31	Amount
2008	$ 5,826,045	2017	7,471,254
2009	6,056,594	2022	1,085,893
2010	4,716,724	2027	1,192,196
2011	2,122,046	2032	428,470
2012	2,655,473	over 2033	14,615
		Total	$31,569,310

1 Includes zero coupon and deep discount borrowings which have been recorded at their discounted values. The aggregate face amounts and discounted values of these borrowings (in United States dollar equivalents) are:

Currency	Aggregate Face Amount 2007	Aggregate Face Amount 2006	Discounted Value 2007	Discounted Value 2006
Australian dollar	$ 1,506,016	$ 1,040,886	$ 1,258,707	$ 802,084
Canadian dollar	814,913	686,165	660,746	534,913
Philippine peso	60,643	51,010	47,538	36,722
South African rand	161,672	14,273	125,014	11,523
Swiss franc	434,223	401,149	286,703	251,636
Turkish lira	255,334	69,148	217,699	57,453
United States dollar	1,977,963	1,804,588	1,229,074	1,154,161

2 Include currency and interest rate swaps. At December 31, 2007, the remaining maturity of swap agreements ranged from less than one year to 30 years. Approximately 81.07% of the swap receivables and 83.58% of the payables are due before January 1, 2013.

3 Adjusted by the cumulative effect of the adoption of FAS 133 effective January 1, 2001.

ORDINARY CAPITAL RESOURCES
OF BORROWINGS
and 2006
United States Dollars (Note B)

	Net Currency Obligation[3] 2007	2006	Weighted Average Cost (%) After Swaps[4]
	$ 265,986	$ 120,608	0.51
	4,870	(8,747)	1.41
	151,272	127,914	2.98
	1,298	(20,477)	2.31
	(7,291)	(137)	0.01
	143,175	131,353	6.79
	4,092,807	4,725,318	1.27
	49,776	–	7.12
	720	(3,709)	11.25
	2,535	(573)	0.54
	–	–	44.59
	(1,264)	(4,335)	(0.04)
	38,553	30,757	6.49
	177,902	239,941	7.17
	(12,267)	(607)	(1.97)
	108,202	41,854	0.09
	374,924	333,137	5.38
	(6,975)	(611)	(0.64)
	(8,865)	2,208	(0.46)
	25,162,049	21,402,244	5.24
	30,537,407	27,116,138	4.65
			(0.33)
			4.32

INTEREST RATE SWAP ARRANGEMENTS

	Notional Amount	Average Rate (%) Receive	Pay Fixed	Pay Floating[8]	Maturing Through[9]
Receive Fixed Swaps:					
Australian dollar[10]	$ 44,530	2.64		0.52	2027-2032
Chinese Yuan	136,909	3.34		4.26	2015
Euro[11]	89,059	4.40	3.62		2010
Indian rupee	126,791	5.40		7.83	2014
Philippine peso	39,605			6.60	2010
United States dollar	8,443,518	3.80		4.86	2008-2037
United States dollar[12]	44,530	2.14		0.56	2016-2027
Receive Floating Swaps:					
Japanese yen	597,141	4.11	0.62	0.63	2009-2032
Total	**$ 9,522,083**				

4 Calculation is based on average carry book value of borrowings net of fair value of swaps. Thus, the weighted average cost may be negative if the related swaps payable exposure is in a different currency and the fair value of swaps receivable exceeds the carry book value of borrowings.
5 Consist of long-term borrowings of $192,951 and short-term borrowings of $48,972.
6 Consist of long-term borrowings of $14,687,561 and short-term borrowings of$130,000.
7 Bonds with put and call options were considered maturing on the first put or call date.
8 Represent average current floating rates, net of spread.
9 Swaps with early termination date were considered maturing on the first termination date.
10 Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
11 Consists of a dual currency swap with interest receivable in Euro and interest payable in Japanese yen.
12 Consists of dual currency swaps with interest receivable in United States dollar and interest payable in Japanese yen.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK - ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
December 31, 2007
Expressed in Thousands of United States Dollars (Note B)

	SUBSCRIBED CAPITAL					VOTING POWER	
	Number of	Percent	Par Value Of Shares			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL							
Afghanistan	1,195	0.034	$ 18,863	$ 12,833	$ 6,030	14,427	0.325
Armenia	10,557	0.298	166,640	154,928	11,712	23,789	0.537
Australia	204,740	5.773	3,231,780	3,005,457	226,322	217,972	4.917
Azerbaijan	15,736	0.444	248,390	230,916	17,474	28,968	0.653
Bangladesh	36,128	1.019	570,273	530,338	39,936	49,360	1.114
Bhutan	220	0.006	3,473	3,110	363	13,452	0.303
Brunei Darussalam	12,462	0.351	196,710	182,883	13,827	25,694	0.580
Cambodia	1,750	0.049	27,623	22,920	4,704	14,982	0.338
China, People's Rep. of	228,000	6.429	3,598,934	3,346,835	252,099	241,232	5.442
Cook Islands	94	0.003	1,484	1,389	95	13,326	0.301
Fiji Islands	2,406	0.068	37,978	35,311	2,668	15,638	0.353
Georgia	12,081	0.341	190,696	177,295	13,401	25,313	0.571
Hong Kong, China	19,270	0.543	304,173	282,864	21,309	32,502	0.733
India	224,010	6.317	3,535,953	3,288,337	247,616	237,242	5.352
Indonesia	192,700	5.434	3,041,731	2,828,731	213,000	205,932	4.646
Japan	552,210	15.571	8,716,524	8,106,095	610,430	565,442	12.756
Kazakhstan	28,536	0.805	450,435	418,881	31,554	41,768	0.942
Kiribati	142	0.004	2,241	2,084	158	13,374	0.302
Korea, Republic of	178,246	5.026	2,813,577	2,616,567	197,010	191,478	4.320
Kyrgyz Republic	10,582	0.298	167,035	155,338	11,697	23,814	0.537
Lao PDR	492	0.014	7,766	6,930	837	13,724	0.310
Malaysia	96,350	2.717	1,520,865	1,414,350	106,516	109,582	2.472
Maldives	142	0.004	2,241	2,084	158	13,374	0.302
Marshall Islands	94	0.003	1,484	1,389	95	13,326	0.301
Micronesia, Fed. States of	142	0.004	2,241	2,084	158	13,374	0.302
Mongolia	532	0.015	8,398	7,813	584	13,764	0.310
Myanmar	19,270	0.543	304,173	282,864	21,309	32,502	0.733
Nauru	142	0.004	2,241	2,084	158	13,374	0.302
Nepal	5,202	0.147	82,113	76,351	5,761	18,434	0.416
New Zealand	54,340	1.532	857,746	797,685	60,061	67,572	1.524
Pakistan	77,080	2.174	1,216,692	1,131,486	85,206	90,312	2.037
Palau	114	0.003	1,799	1,673	126	13,346	0.301
Papua New Guinea	3,320	0.094	52,406	48,759	3,646	16,552	0.373
Philippines	84,304	2.377	1,330,722	1,237,544	93,178	97,536	2.200
Samoa	116	0.003	1,831	1,642	189	13,348	0.301
Singapore	12,040	0.340	190,049	176,742	13,307	25,272	0.570
Solomon Islands	236	0.007	3,725	3,473	253	13,468	0.304
Sri Lanka	20,520	0.579	323,904	301,221	22,683	33,752	0.761
Taipei,China	38,540	1.087	608,346	565,759	42,587	51,772	1.168
Tajikistan	10,134	0.286	159,963	148,709	11,255	23,366	0.527
Thailand	48,174	1.358	760,417	707,159	53,258	61,406	1.385
Timor-Leste	350	0.010	5,525	5,130	395	13,582	0.306
Tonga	142	0.004	2,241	2,084	158	13,374	0.302
Turkmenistan	8,958	0.253	141,400	131,456	9,944	22,190	0.501
Tuvalu	50	0.001	789	726	63	13,282	0.300
Uzbekistan	23,834	0.672	376,215	349,870	26,345	37,066	0.836
Vanuatu	236	0.007	3,725	3,473	253	13,468	0.304
Viet Nam	12,076	0.341	190,617	168,755	21,862	25,308	0.571
Total Regional	2,247,995	63.390	35,484,151	32,982,403	2,501,749	2,883,131	65.040
NONREGIONAL							
Austria	12,040	0.340	190,049	176,742	13,307	25,272	0.570
Belgium	12,040	0.340	190,049	176,742	13,307	25,272	0.570
Canada	185,086	5.219	2,921,545	2,716,959	204,587	198,318	4.474
Denmark	12,040	0.340	190,049	176,742	13,307	25,272	0.570
Finland	12,040	0.340	190,049	176,742	13,307	25,272	0.570
France	82,356	2.322	1,299,973	1,208,926	91,047	95,588	2.156
Germany	153,068	4.316	2,416,148	2,246,935	169,213	166,300	3.752
Ireland	12,040	0.340	190,049	176,679	13,370	25,272	0.570
Italy	63,950	1.803	1,009,438	938,738	70,700	77,182	1.741
Luxembourg	12,040	0.340	190,049	176,679	13,370	25,272	0.570
The Netherlands	36,294	1.023	572,894	532,784	40,109	49,526	1.117
Norway	12,040	0.340	190,049	176,742	13,307	25,272	0.570
Portugal	12,040	0.340	190,049	176,679	13,370	25,272	0.570
Spain	12,040	0.340	190,049	176,742	13,307	25,272	0.570
Sweden	12,040	0.340	190,049	176,742	13,307	25,272	0.570
Switzerland	20,650	0.582	325,956	303,116	22,841	33,882	0.764
Turkey	12,040	0.340	190,049	176,742	13,307	25,272	0.570
United Kingdom	72,262	2.038	1,140,641	1,060,770	79,871	85,494	1.929
United States	552,210	15.571	8,716,524	8,106,095	610,430	565,442	12.756
Total Nonregional	1,298,316	36.610	20,493,658	19,058,299	1,435,359	1,549,724	34.960
TOTALS	3,546,311	100.000	$ 55,977,810	$ 52,040,702	$ 3,937,108	4,432,855	100.000

Note: Figures may not add due to rounding.

The accompanying notes are an integral part of these financial statements (Appendix VIII).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

NOTE A—NATURE OF OPERATIONS AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development financial institution, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in the Asian and Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. With the adoption of its poverty reduction strategy at the end of 1999, ADB made reducing poverty in the region its main goal. ADB provides financial and technical assistance (TA) for projects and programs, which will contribute to achieving this purpose.

Mobilizing financial resources, including cofinancing, is an integral part of ADB's operational activities. In addition, ADB, alone or jointly, administers on behalf of donors, including members, their agencies and other development institutions, funds restricted for specific uses, which include TA grants as well as regional programs.

ADB's ordinary operations comprise loans, equity investments, and guarantees. During the years 2001 and 2002, limited technical assistance to member countries to support high priority TA programs was included. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount outstanding of loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB's unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. At December 31, 2007, the total of such loans, equity investments, and guarantees aggregated approximately 76.9% (71.1% - 2006) of the total subscribed capital, reserves, and surplus as defined.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital together with reserves and surplus, exclusive of the special reserve. At December 31, 2007, such equity investments represented approximately 7.8% (7.7% - 2006) of the paid-in capital, reserves, and surplus, as defined.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Functional Currencies and Reporting Currency

The currencies of members are all functional currencies as these are the currencies of the primary economic environment in which ADB generates and expends cash. The reporting currency is the United States dollar (USD), and the financial statements are expressed in thousands of current United States dollars.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than USD to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, translations of assets, liabilities, capital, and reserves denominated in non-USD are adjusted using the applicable rates of exchange at the end of the reporting period. These translation adjustments, other than those relating to the non-functional currencies (Note M) and to the maintenance of Special Drawing Right (SDR) capital values (Notes K and L), are charged or credited to "Accumulated translation adjustments" and reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income".

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter "in terms of United States dollars of the weight and fineness in effect on January 31, 1966" (the 1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current United States dollar (ADB's unit of account) on the basis of its par value in terms of gold. From 1973 until March 31, 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since April 1, 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB's selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in current United States dollars as computed by the IMF, with each share valued at SDR10,000.

As of December 31, 2007, the value of the SDR in terms of the current United States dollar was $1.57848 ($1.50440 - 2006) giving a value for each share of ADB's capital equivalent to $15,784.80 ($15,044.00 - 2006). However, ADB could decide to fix the value of each share at $12,063.50 based on the March 31, 1978 par value of the United States dollar in terms of gold.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, collectively referred as FAS 133. FAS 133 requires that derivative instruments be recorded in the Balance Sheet as either assets or liabilities measured at fair value. The initial application of FAS 133 in January 2001 gave rise to a transition loss of $81,657,000 in other comprehensive income and a gain of $34,656,000 was reported in net income. The amount recorded in other comprehensive income as transition loss is being reclassified into earnings in the same period or periods in which the underlying transactions affect earnings.

In applying FAS 133 for purposes of financial statement reporting, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of FAS 133 hedging criteria does not make fully evident ADB's risk management strategies.

In February 2006, the Financial Accounting Standards Board issued FAS 155, "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140". ADB has decided to early adopt the provisions which allow hybrid financial instruments that contain embedded derivatives requiring bifurcation under FAS 133 to be measured at fair value, effective January 1, 2006. With this, FAS 133 as presented in ADB's financial statements incorporates the provisions of FAS 155.

ADB issues hybrid instruments, i.e. structured debts, to lower its cost of borrowings, which are generally fully hedged through derivative transactions. ADB measures and reports any of its qualified bifurcable structured debts and their corresponding derivatives at fair value with changes in fair value recognized in net income. This consistent accounting treatment would fully capture the economic hedging relationship between the hybrid instruments and their derivatives. The cumulative effects of FAS 155, upon its adoption on January 1, 2006, are reported as net increase in Ordinary Reserves, Cumulative Revaluation Adjustments, and net Accumulated Other Comprehensive Income of $118,571,000, comprising of gross gains and losses of $126,276,000 and $7,705,000, respectively.

Investments

All investment securities and negotiable certificate of deposits held by ADB other than derivative instruments are considered by Management to be "Available for Sale" and are reported at estimated fair value, which represents their fair market value. Time deposits are reported at cost, which is a reasonable estimate of fair value. Unrealized gains and losses are reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income." Realized gains and losses are included in income from investments and are measured by the difference between amortized cost and the net proceeds of sales. With respect to exchange traded futures, realized gains or losses are reported based on daily settlement of the net cash margin.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premiums and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investments. Impairment losses are not reversed for subsequent recoveries in the value of the investments, until it is sold.

Securities Transferred Under Securities Lending Arrangement and Securities Purchased Under Resale Arrangement

ADB accounts for transfers of financial assets in accordance with FAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FAS 125." In general, transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under securities lending arrangements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received are recorded as liabilities. Under resale arrangements, securities purchased are recorded as assets, while securities received are not recorded as liabilities and are not re-pledged under securities lending arrangements. ADB monitors the fair value of the securities received under resale arrangements, and if necessary, requires additional collateral.

Loans

ADB's loans are made to or guaranteed by members, with the exception of nonsovereign loans, and have maturities ranging between 3 and 30 years. ADB requires its borrowers to absorb exchange risks attributable to fluctuations in the value of the currencies which it has disbursed. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB's principle of cost pass through pricing, any variation in the actual cost of borrowings is passed to LIBOR-based borrowers as surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status for which principal, interest, or other charges are overdue by six months. Interest and other charges on non-accruing loans are included in income only to the extent that payments have been received by ADB. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB determines that a loan is impaired and therefore subject to provisioning when principal or interest is in arrears for one year for sovereign loans (unless there is clear and convincing evidence warranting the deferment or acceleration of such provisioning) and six months for nonsovereign loans. If the present value of expected future cash flows discounted at the loan's effective interest rate is less than the carrying value of the loan, a valuation allowance is established with a corresponding charge to provision for loan losses.

ADB's periodic evaluation of the adequacy of the provision for loan losses is based on its past loan loss experience, known and inherent risks in existing loans, and adverse situations that may affect a borrower's ability to repay.

In December 2006, the Board approved the application of the concept of expected loss for nonsovereign credit exposure to establish loss provision and loss reserve, the same concept that was applied to sovereign operations in 2004. In line with generally accepted accounting principles, the amount of expected loss pertaining to credit exposures that are impaired and rated substandard or worse is charged to the income statement, following the discounted cash flow method described above, while those that are better are recorded as loss reserve in the equity section of the balance sheet. The implementation resulted to a decrease of $28,218,000 to the provision for loans losses of nonsovereign loans, with the corresponding decrease to the expense account. Any adjustment to loan loss reserve following this new methodology is subject to the approval of the Board of Governors.

Effective 2000, ADB levies front-end fees on all new sovereign loans. These fees are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs. In 2004, ADB waived the entire front-end fee on all new sovereign loans approved during the year. Subsequently, the policy was extended to cover the period up to June 2008. In December 2007, the Board approved the elimination of front-end fees on sovereign LIBOR-based loans negotiated on and after October 1, 2007.

ADB levies a commitment charge on the undisbursed balance of effective loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income.

Guarantees

ADB extends guarantees to sovereign and nonsovereign borrowers. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

Prior to January 1, 2003, guarantees in the absence of any call, were not reflected in the financial statements but disclosed as a note to the financial statements (Note F) in accordance with the provisions of FASB No. 5, Accounting for Contingencies. FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", which came into effect in 2003, requires the recognition of two types of liabilities that are associated with guarantees: (a) the stand-by ready obligation to perform, and (b) the contingent liability. ADB recognizes at the inception of a guarantee, a liability for the stand-by ready obligation to perform on guarantees issued and modified after December 31, 2002. The liability is included in "Miscellaneous liabilities".

Front-end fee income on guarantees received is deferred and amortized over the term of the guarantee contract and the unamortized balance of deferred front-end fee of guarantee is included in "Miscellaneous liabilities."

Equity Investments

All equity investments are considered as "Available for Sale" and are reported at estimated fair value.

Investments in equity securities with readily determinable market price are reported at fair value, with unrealized gains and losses reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Investments in equity securities without readily determinable fair values are reported at cost or at impaired value, for investments where the impairment is deemed other than temporary. These investments are assessed each quarter to reflect the amount that can be realized using valuation techniques appropriate to the market and industry of each investment. To the extent that the fair values of these investments are below the base cost, the amount of expected loss is charged to loss reserve in the equity section of the balance sheet. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis of the equity investments. Impairment losses are not reversed for subsequent recoveries in the value of the equity investments, until it is sold.

ADB applies the equity method of accounting to investments where ADB has the ability to exercise significant influence, limited liability partnerships (LLPs) with larger than 3% ownership, and to certain limited liability companies (LLCs) that maintain a specific ownership account for each investor.

Variable Interest Entities

ADB complies with FIN 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51, Consolidated Financial Statements". FIN 46 requires an entity to consolidate and provide disclosures for any VIE for which it is the primary beneficiary. An entity that will absorb a majority of VIE's expected losses

or receive a majority of expected residual return is deemed to be the primary beneficiary of the VIE. Variable interests can arise from equity investments, loans, and guarantees. ADB is required to disclose information about its involvement in VIE where ADB holds significant variable interest (Note S).

Property, Furniture, and Equipment

Property, furniture, and equipment are stated at cost and, except for land, depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.

Borrowings

Borrowings are generally reported on the balance sheet at their carrying book value, adjusted for any unamortized discounts or premium. As part of its borrowing strategy, ADB issues various types of contractual obligations, which include structured debts containing embedded derivatives in order to minimize the cost of borrowings. ADB simultaneously enters into currency and/or interest rate swaps to fully hedge the debt.

Upon the adoption of FAS 155 on January 1, 2006, ADB no longer bifurcates and fair values the embedded derivatives (the debt was valued at its carrying book value) in the structured debt portfolio that meet the bifurcation criteria under FAS 133. Instead, ADB measures and reports at fair value any structured debt that contains embedded derivatives that would otherwise be bifurcated under FAS 133 as a whole, with changes in fair value reported in net income.

Accounting Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In September 2006, FASB issued FAS 157, "Fair Value Measurements". This statement emphasizes the definition of fair value (FV) for financial reporting purposes to mean a market-based measure and not an entity-specific measure. It also prescribes methods for measuring FV including a FV hierarchy that ranks the quality and reliability of information used in FV measurements giving the highest priority to quoted prices in active markets and the lowest to unobservable inputs. This statement expands disclosure requirements to focus on the inputs used to measure FV, especially those using significant unobservable inputs. This statement will be effective for financial statements to be issued after December 31, 2007.

In February 2007, FASB issued FAS 159, "Fair value Option for Financial Assets and Financial Liabilities". This statement expands the scope of financial instruments that may be carried at fair value. It offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings. This statement will be effective for financial statements to be issued after December 31, 2007.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to "DUE FROM BANKS."

Reclassification

Certain non-material reclassifications of prior year's amounts and information have been made to conform to the current year's presentation.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES AND DEMAND OBLIGATIONS OF MEMBERS

In accordance with Article 24, paragraph 2(i) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. With respect to the currencies of 43 DMCs for 2007(44 - 2006), cash in banks (due from banks) and demand obligations totaling $65,490,000 ($63,381,000 - 2006) and $174,805,000 ($172,396,000 - 2006), respectively, may be, but are not currently so restricted.

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, one member (one - 2006) has restricted the use by ADB or by any recipient from ADB of its currency to payments for goods or services produced in its territory. As such, cash in banks (due from banks) and investments totaling $20,000 ($20,000 - 2006) and $3,082,000 ($2,965,000 - 2006), respectively, have been restricted. None of the demand obligations held by ADB in 2007 and in 2006 was restricted.

NOTE D—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors in 1999, and reviewed in 2006. The review endorsed a portfolio strategy that is largely consistent with the 1999 approach. ADB is restricted by its Investment Authority to invest in government and government-related debt instruments and in time deposits. In the US dollar portfolio only and up to limited amounts, investments may be made in corporate bonds rated A or better, AAA-rated asset-backed securities, and AAA-rated mortgage-backed securities. Securities may be lent and borrowed.

In addition, ADB may purchase and sell exchange traded financial futures and option contracts, and enter into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities, and financial futures. Accordingly, financial futures are held for risk management purposes. At December 31, 2007, the notional amount of outstanding purchase and sales futures contracts were $99,300,000 and $54,200,000, respectively, ($115,700,000 and $31,700,000 - 2006).

Included in "Other securities" as of December 31, 2007 were corporate bonds and other obligations of banks amounting to $2,622,373,000 ($2,896,471,000 – 2006), asset/mortgage-backed securities of $838,716,000 ($735,709,000 - 2006), and options of $838,000 (nil - 2006).

The currency compositions of the investment portfolio as of December 31, 2007 and 2006 expressed in United States dollars are as follows:

Currency	2007	2006
Australian dollar	$ 462,654,000	$ 396,798,000
Canadian dollar	306,592,000	239,893,000
Euro	854,590,000	734,178,000
Japanese yen	928,670,000	1,621,421,000
Pound sterling	288,721,000	286,273,000
Swiss franc	457,381,000	250,470,000
United States dollar	9,480,057,000	8,755,071,000
Others	518,278,000	480,328,000
Total	$ 13,296,943,000	$ 12,764,432,000

The estimated fair value and amortized cost of the investments by contractual maturity at December 31, 2007 are as follows:

	Estimated Fair Value	Amortized Cost
Due in one year or less	$ 8,502,633,000	$ 8,502,934,000
Due after one year through five years	3,003,797,000	2,973,726,000
Due after five years through ten years	1,790,513,000	1,785,289,000
Total	$ 13,296,943,000	$13,261,949,000

Additional information relating to investments in government and government-guaranteed obligations and other securities are as follows:

	2007	2006
As of December 31		
Amortized cost	$ 5,770,063,000	$ 6,668,502,000
Estimated fair value	5,805,057,000	6,626,502,000
Gross unrealized gains	60,811,000	11,870,000
Gross unrealized losses	(25,817,000)	(53,870,000)
For the years ended December 31		
Change in net unrealized gains (losses)from prior year	76,994,000	2,034,000
Proceeds from sales	8,205,482,000	8,880,620,000
Gross gain on sales	13,466,000	8,404,000
Gross loss on sales	(19,411,000)	(75,151,000)

As of December 31, 2007, gross unrealized losses amounted to $25,817,000 ($53,870,000 – 2006) from government and government-guaranteed obligations, corporate bonds, mortgage/asset-backed securities, and options resulting from the market movement. There were 12 government and government-guaranteed obligations

(27 -- 2006), 32 corporate obligations (39 - 2006), 75 mortgage/asset-backed security positions (217 – 2006) that sustained unrealized losses for over one year, representing 9.34% (10.87% - 2006) of the investments. Comparative details for 2007 and 2006 are as follows:

For the year 2007

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$ 290,291,000	$ 5,814,000	$ 460,364,000	$ 6,816,000	$ 750,655,000	$ 12,630,000
Corporate bonds	507,085,000	3,835,000	627,532,000	3,301,000	1,134,617,000	7,136,000
Mortgage/Asset-backed securities	119,347,000	2,980,000	153,954,000	3,021,000	273,301,000	6,001,000
Options	300,000	50,000	–	–	300,000	50,000
Total	$ 917,023,000	$ 12,679,000	$ 1,241,850,000	$ 13,138,000	$ 2,158,873,000	$ 25,817,000

For the year 2006

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government and government-guaranteed obligations	$ 1,176,620,000	$ 8,935,000	$ 910,033,000	$ 19,770,000	$ 2,086,653,000	$ 28,705,000
Corporate bonds	1,596,435,000	14,151,000	167,617,000	3,484,000	1,764,052,000	17,635,000
Mortgage/Asset-backed securities	237,962,000	1,471,000	310,202,000	6,059,000	548,164,000	7,530,000
Total	$ 3,011,017,000	$ 24,557,000	$ 1,387,852,000	$ 29,313,000	$ 4,398,869,000	$ 53,870,000

Asset/Mortgage-backed Securities: Asset/Mortgage-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets or mortgage loans managed by a trust.

Exchange Traded Futures: Futures are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Initial margin requirements are met with cash or securities, and changes in the market prices are generally settled daily in cash. ADB generally closes out open positions prior to maturity. Therefore, cash receipts or payments are limited to the change in market value of the future contracts. As of December 31, 2007, net payments on future contracts amounted to $372,000 ($198,000 - 2006).

NOTE E—LOANS

Loans

ADB does not currently sell its loans, nor does it believe there is a market for its loans. The estimated fair value of all loans is based on the estimated cash flows from principal repayments, interest and other charges discounted at the applicable market yield curves for ADB's borrowing cost plus lending spread.

The carrying amount and estimated fair value of loans outstanding at December 31, 2007 and 2006 are as follows:

	2007		2006	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Fixed rate multicurrency loans	$ 22,462,000	$ 28,279,000	$ 27,377,000	$ 34,289,000
Pool-based single currency (JPY) loans	3,138,612,000	3,594,501,000	3,370,025,000	3,798,200,000
Pool-based single currency (US$) loans	7,716,536,000	8,537,918,000	8,212,633,000	8,779,759,000
LIBOR-based loans	19,135,910,000	19,012,074,000	14,425,615,000	14,405,210,000
Fixed rate loans	15,587,000	17,811,000	19,349,000	24,277,000
Local currency loans	253,772,000	270,787,000	122,407,000	120,050,000
Total	$ 30,282,879,000	$ 31,461,370,000	$ 26,177,406,000	$ 27,161,785,000

Prior to July 1, 1986, the lending rate of ADB was based on a multicurrency fixed lending rate system under which loans carried interest rates fixed at the time of loan approval for the entire life of the loans. Effective July 1, 1986, ADB adopted a multicurrency pool-based variable lending rate system. In addition, in July 1992, ADB introduced a United States dollar pool-based variable lending rate system, and in November 1994, a market-based lending rate system was made available to financial intermediaries of sovereign and nonsovereign borrowers.

The outstanding balances of pool-based multicurrency loans were subsequently transformed into pool-based single currency loans in Japanese yen, effective January 1, 2004.

Commencing July 1, 2001, ADB offered LIBOR-based loans (LBLs) in the following currencies – Euro, Japanese yen, and United States dollar. The LBL lending facility offers borrowers the flexibility of (i) choice of currency and interest rate basis; (ii) change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. With the introduction of LBLs, all other loan windows are no longer offered to borrowers. In November 2002, ADB offered local currency loans (LCLs) to nonsovereign borrowers. In August 2005, ADB also offered LCLs to sovereign borrowers. In November 2006, ADB introduced series of enhancements to sovereign LBLs negotiated after January 1, 2007, offering additional major currencies that ADB can efficiently intermediate, and additional repayment options including (i) annuity method with various discount factors, (ii) straight-line repayment, (iii) bullet repayment, and (iv) custom-tailored repayment.

In 2007, ADB received prepayments for 6 loans (24 loans – 2006) amounting to $80,139,000 ($460,314,000 - 2006) and collected prepayment premiums of $210,000 ($7,236,000 - 2006) which were included in "Other income from loans". 87% percent of the prepaid amounts in 2007 were LIBOR-based loans compared to 84% for pool-based single currency US dollar loans in 2006.

Loan Charges

Since 1988, ADB has charged front-end fees for nonsovereign loans. Effective January 1, 2000, ADB levied front-end fee of 1% for sovereign loans for which the loan negotiations are completed after that date. In addition, a flat commitment fee of 0.75% was charged for new program loans and a progressive commitment fee of 0.75% was maintained for project loans. Effective January 1, 2000, the lending spread applied to all outstanding pool-based sovereign loans and new sovereign market-based loans was increased from 0.4% to 0.6%.

In 2004, the Board approved the waiver of the entire 1% front-end fee on all new sovereign loans approved during January 1, 2004 to June 30, 2005 (waiver of 50 basis points on sovereign loans approved in 2003) and waiver of 20 basis points of the lending spread on sovereign loans outstanding from July 1, 2004 – June 30, 2005 for borrowers that do not have loans in arrears. Subsequently, the policy was extended to cover the period up to June 2008.

The front-end fees received on nonsovereign loans for the year ended December 31, 2007 were $4,576,000 ($4,293,000 - 2006). Administrative expenses relating to direct loan origination of $34,080,000 for the year ended December 31, 2007 ($28,434,000 – 2006) were deferred and offset against front-end fees received. The excess, if any, is amortized over the life of each loan.

In November 2006, the Board approved a change in the commitment charge policy for all sovereign project LIBOR-based loans negotiated after January 1, 2007, from 75 basis points on a progressive structure of undisbursed loan balances to a flat fee of 35 basis points on the full amount of undisbursed balances. Further to this, the Board also approved in April 2007, the waiver of 10 basis points of the commitment charge on the undisbursed balances of sovereign project loans negotiated after January 1, 2007 and 50 basis points of the commitment charge on the undisbursed balances of sovereign program loans.

In December 2007, the Board approved the revision of loan charges for sovereign LIBOR-based loans negotiated on and after October 1, 2007 by a) providing a credit of 0.4% for the duration of the loan, resulting to an effective contractual spread of 0.2%; b) reducing the commitment charge from 0.75% and 0.35% for sovereign program and project loans to 0.15% for both sovereign program and project loans; and c) eliminating front-end fees.

Undisbursed loan commitments and an analysis of loans by borrowing member countries as of December 31, 2007 are shown in Appendix V. The carrying amounts of loan outstanding by loan products at December 31, 2007 and 2006 are as follows:

	2007	2006
Sovereign Loans		
Fixed rate multicurrency loans	$ 22,462,000	$ 27,377,000
Pool-based single currency (JPY) loans	3,136,766,000	3,367,414,000
Pool-based single currency (US$) loans	7,722,916,000	8,219,478,000
LIBOR-based loans	18,078,713,000	13,694,950,000
	28,960,857,000	25,309,219,000
Less: Provision for loan losses	(5,689,000)	(6,116,000)
Unamortized direct loan origination cost	47,936,000	17,656,000)
	42,247,000	11,540,000)
Sub-total	29,003,104,000	25,320,759,000
Nonsovereign Loans		
Pool-based single currency (JPY) loans	1,846,000	2,611,000
Fixed rate loans	15,586,000	22,269,000
LIBOR-based loans	1,018,846,000	734,744,000
Local currency loans	258,657,000	122,887,000
	1,294,935,000	882,511,000
Less: Provision for loan losses	(9,354,000)	(22,223,000)
Unamortized front-end fee	(5,806,000)	(3,641,000)
	(15,160,000)	(25,864,000)
Sub-total	1,279,775,000	856,647,000
Total	$ 30,282,879,000	$ 26,177,406,000

Loans in Non-accrual Status

One sovereign loan was in non-accrual status as of December 31, 2007 (two - 2006). The principal outstanding at that date was $2,300,000 ($6,116,000 – 2006) of which $906,000 ($1,056,000 – 2006) was overdue. The loan in non-accrual status resulted in $140,000 ($312,000 - 2006) not being recognized as income from sovereign loans for the year ended December 31, 2007. The accumulated interest and other charges on this loan, that were not recognized as income as of December 31, 2007 totaled $1,130,000 ($1,158,000 - 2006).

In 2007, one sovereign loan was restored to accrual status and loan charges of $168,000 for 2006 was recognized as income for the current year.

Four nonsovereign loans were in non-accrual status as of December 31, 2007 (six - 2006). The principal outstanding at that date was $16,507,000 ($29,741,000 - 2006) of which $9,659,000 ($21,820,000 - 2006) was overdue. Loans in non-accrual status resulted in $3,223,000 ($7,784,000 - 2006) not being recognized as income from nonsovereign loans for the year ended December 31, 2007. The accumulated interest and other charges on

these loans, net of loan charges of $15,077,000 which were waived due to sale of one Indonesian loan and one Philippine loan on July 24, 2007 and September 19, 2007, respectively, that were not recognized as income as of December 31, 2007 would have totaled $8,314,000 ($20,168,000 - 2006).

Loan Loss Provision

ADB has not suffered any losses of principal on sovereign loans. During the year, $427,000 loan loss provision was written back on one sovereign loan (provision of $3,816,000 - 2006). Accumulated loan loss provision for sovereign loans as of December 31, 2007 was $5,689,000 ($6,116,000 - 2006). Loan loss provisions for nonsovereign loans totaling $12,869,000 were written back/off mainly due to the sale of two loans. This resulted to a significant decrease in the balance of accumulated loan loss provision for nonsovereign loans to $9,354,000 as of December 31, 2007 ($22,223,000 - 2006).

Information pertaining to loans which were subject to loan loss provisions at December 31, 2007 and 2006 is as follows:

	2007	2006
Loans not subject to loss provisions	$ 30,233,596,000	$ 26,155,874,000
Loans subject to loss provisions	22,196,000	35,856,000
Total	$ 30,255,792,000	$ 26,191,730,000
Average amount of loans subject to loss provisions	$ 30,019,000	$ 35,856,000
Related interest income on such loans recognized in the year	$ 921,000	$ 69,000
Cash received on related interest income on such loans	$ 782,000	$ 215,000

The changes in the provision for loan losses during 2007 and 2006 are as follows:

	2007			2006		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Balance January 1	$ 6,116,000	$ 22,223,000	$ 28,339,000	$ 2,300,000	$ 77,164,000	$ 79,464,000
Provision (written back) charged	(427,000)	(152,000)	(579,000)	3,816,000	(36,331,000)	(32,515,000)
Provision written off	–	(12,717,000)	(12,717,000)	–	(18,450,000)	(18,450,000)
Translation adjustment	–	–	–	–	(160,000)	(160,000)
Balance December 31	$ 5,689,000	$ 9,354,000	$ 15,043,000	$ 6,116,000	$ 22,223,000	$ 28,339,000

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB's sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances.

Loans administered by ADB on behalf of participating institutions as at December 31, 2007 and 2006 are as follows:

	2007		2006	
	Amount	No.of Loans	Amount	No.of Loans
Sovereign loans	$527,247,000	32	$577,636,000	38
Nonsovereign loans	432,865,000	12	295,290,000	11
Total	$960,112,000	44	$872,926,000	49

During the year ended December 31, 2007, a total of $490,000 ($989,000 - 2006) was received as compensation for arranging and administering such loans. This amount has been included in "Income from other sources."

NOTE F—GUARANTEES

ADB extends guarantees to public sector and private sector borrowers. Such guarantees include (i) partial credit guarantees where only certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined sovereign risks. While counterguarantees from the host government are required for all public sector guarantees, guarantees for private sector projects may be provided with or without a host government counterguarantee. A counterguarantee takes the form of a member government agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the government, on demand, or as ADB may otherwise direct.

Guaranteed payments under partial credit guarantees are generally due 10 or more years from the loan inception date. ADB's political risk guarantee is callable when a guaranteed event has occurred and such an event has resulted in debt service default to the guaranteed lender.

The committed and outstanding amounts of these guarantee obligations as of December 31, 2007 and 2006 covered:

	2007		2006	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
with counterguarantee	$ 1,001,492,000	$ 962,160,000	$ 1,004,095,000	$ 976,434,000
without counterguarantee	280,863,000	271,881,000	111,660,000	110,180,000
	1,282,355,000	1,234,041,000	1,115,755,000	1,086,614,000
Political Risk Guarantees				
with counterguarantee	146,813,000	134,210,000	146,494,000	120,943,000
without counterguarantee	30,462,000	27,306,000	30,507,000	28,695,000
	177,275,000	161,516,000	177,001,000	149,638,000
Others	950,000	950,000	950,000	950,000
Total	$ 1,460,580,000	$ 1,396,507,000	$ 1,293,706,000	$ 1,237,202,000

None of these amounts were subject to call as of December 31, 2007 and 2006. The committed amount represents the maximum potential amount of undiscounted future payment that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion. ADB estimates that the present value of guarantees outstanding at December 31, 2007 was $965,849,000 ($825,363,000 – 2006).

As of December 31, 2007, a total liability of $13,668,000 ($10,544,000 – 2006) relating to stand-by ready obligation for five partial credit risk guarantees (three – 2006) and two political risk guarantees (two -2006) has been included in "Miscellaneous liabilities" on the balance sheet for all guarantees issued after December 31, 2002.

NOTE G—EQUITY INVESTMENTS

ADB's investments in equity securities issued by private enterprises located in DMCs include $212,463,000 ($123,081,000 - 2006) investments in limited liability partnership and limited liability companies under the provision of Emerging Issues Task Force 03-16. Such equity investments are accounted for under the equity method.

As of December 31, 2007, there were six (eight – 2006) equity investments which were reported at fair value totaling $462,115,000 ($389,976,000 – 2006). None of these sustained unrealized losses as of year end of 2007 and 2006.

Accumulated net unrealized gains on equity investments reported at market value were $340,958,000 at December 31, 2007 ($268,882,000 - 2006) and were reported in "CAPITAL AND RESERVES" as part of "Accumulated other comprehensive income."

Approved equity investment facility that has not been disbursed was $344,046,000 at December 31, 2007 ($391,618,000 - 2006).

NOTE H—DERIVATIVE INSTRUMENTS

The fair value of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on observable market data.

Interest rate swaps: Under a typical interest rate swap agreement, one party agrees to make periodic payments based on a notional principal amount and an interest rate that is fixed at the outset of the agreement. The counterparty agrees to make floating rate payments based on the same notional principal amount. The terms of ADB's interest rate swap agreements usually match the terms of particular borrowings.

Currency swaps: Under a typical currency swap agreement, one party agrees to make periodic payments in one currency while the counterparty agrees to make periodic payments in another currency. The payments may be fixed at the outset of the agreement or vary based on interest rates. A receivable is created for the currency swapped out, and a payable is created for the currency swapped in. The terms of ADB's currency swap agreements usually match the terms of particular borrowings.

Included in Receivable/Payable from Swaps-Others are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific investments and loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and provide borrowers with financial risk management tools.

NOTE I—PROPERTY, FURNITURE, AND EQUIPMENT

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $22,657,000 for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the new headquarters building as a reduction of occupancy expense. The amortization for the year ended December 31, 2007 amounted to $387,000 ($354,000 – 2006) reducing depreciation expense for the new headquarters building from $4,471,000 ($4,471,000 – 2006) to $4,084,000 ($4,117,000 – 2006). At December 31, 2007, the unamortized deferred compensation balance (included in "ACCOUNTS PAYABLE AND OTHER LIABILITIES - Miscellaneous") was $9,529,000 ($8,766,000 - 2006). At December 31, 2007 accumulated depreciation for property, furniture, and equipment was $147,999,000 ($136,254,000 - 2006).

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used generally to reduce interest rate mismatches arising from lending operations.

NOTE K—CAPITAL STOCK, CAPITAL TRANSFERRED TO ASIAN DEVELOPMENT FUND, MAINTENANCE OF VALUE OF CURRENCY HOLDINGS, AND MEMBERSHIP

Capital Stock

The authorized capital stock of ADB as of the end of 2007 consists of 3,546,311 shares (3,534,230 – 2006), all of which have been subscribed by members (3,534,230 – 2006). Of the subscribed shares, 3,296,887 (3,285,655 - 2006) are "callable" and 249,424 (248,575 – 2006) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its Ordinary Capital Resources (OCR) or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts non-negotiable, non-interest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. The settlement of such amounts is not determinable and, accordingly, it is not practicable to determine a fair value for these receivables.

As of December 31, 2007, all matured installments amounting to $3,917,444,000 ($3,724,424,000 - 2006) were received. Installments not due aggregating $19,664,000 ($15,138,000 - 2006) are as follows:

For the Year ending December 31:

2008	$9,621,000	2009	$6,693,000	2010	$3,350,000

Capital Transferred to Asian Development Fund

Pursuant to the provisions of Article 19, paragraph 1(i) of the Charter, the Board of Governors has authorized the setting aside of 10% of the unimpaired "paid-in" capital paid by members pursuant to Article 6, paragraph 2(a) of the Charter and of the convertible currency portion paid by members pursuant to Article 6, paragraph 2(b) of the Charter as of April 28, 1973 to be used as a part of the Special Funds of ADB. The resources so set aside amounting to $75,151,000 as of December 31, 2007 ($71,624,000 - 2006) expressed in terms of the SDR on the basis of $1.57848 ($1.5044 - 2006) per SDR ($57,434,000 in terms of $1.20635 per 1966 dollar—Note B), were allocated and transferred to the Asian Development Fund.

Maintenance of Value of Currency Holdings

Prior to April 1, 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant resolutions of the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB's capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally as receivable from or payable to members in order to maintain the value of currency holdings in terms of the SDR. In view thereof, the notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts to maintain value of currency holdings in the "CAPITAL AND RESERVES" portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its fair value.

The net notional amounts as of December 31, 2007 consisted of (a) the increase of $806,160,000 ($655,080,000 - 2006) in amounts required to maintain the value of currency holdings to the extent of matured and paid capital subscriptions due to the increase in the value of the SDR in relation to the United States dollar during the period from April 1, 1978 to December 31, 2007 and (b) the net increase of $144,963,000 (decrease of $17,819,000 - 2006) in the value of such currency holdings in relation to the United States dollar during the same period. In terms of receivable from and payable to members, they are as follow:

	2007	2006
Notional MOV Receivables	$ 853,546,000	$ 841,500,000
Notional MOV Payables	192,349,000	168,601,000
Total	$ 661,197,000	$ 672,899,000

Membership

As of December 31, 2007, ADB's shareholders consist of 67 member countries, 48 countries from the region and 19 countries from outside the region (Appendix VII). During 2007, Georgia subscribed to 12,081 shares of ADB's capital stock.

NOTE L—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2007, the Board of Governors approved the allocation of 2006 net income of $565,886,000 and additions from Cumulative Revaluation Adjustments account of $138,479,000, to Loan Loss Reserve for $52,000,000, to Surplus and Ordinary Reserve for $286,183,000 each, and to Asian Development Fund (ADF) and Regional Cooperation and Integration Fund (RCIF) for $40,000,000 each. In 2006, the 2005 net income of $105,202,000 and additions from Cumulative Revaluation Adjustments account and Loan Loss Reserve of $308,743,000 and $36,900,000, respectively, were allocated to Surplus for $320,000,000, to Ordinary Reserve for $70,845,000, and to ADF and Technical Assistance Special Fund (TASF) for $40,000,000 and $20,000,000, respectively.

The restatement of the capital stock for purposes of these financial statements on the basis of the SDR instead of the 1966 dollar (Note B) resulted in a net charge of $34,587,000 to the Ordinary Reserve during the

year ended December 31, 2007 ($31,533,000 - 2006). That charge is the increase in the value of the matured and paid capital subscriptions caused by the change during the year in the value of the SDR in relation to the United States dollar not allocated to members as notional maintenance of value adjustments in accordance with resolutions of the Board of Directors.

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by FAS 133 to a separate category of Reserves - "Cumulative Revaluation Adjustments Account." During the year, the 2006 net unrealized losses on derivatives of $138,479,000 resulted to a decrease in the balance of the Cumulative Revaluation Adjustments account at December 31, 2007 (decrease of $207,313,000 – 2006) to $110,959,000 ($27,519,000 – 2006).

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees on guarantees set aside pursuant to Article 17 of the Charter. Special Reserve assets consist of term deposits and government and government-guaranteed obligations and are included under the heading "INVESTMENTS." For the year ended December 31, 2007, guarantee fees amounting to $5,049,000 ($4,169,000 – 2006) were appropriated to Special Reserve.

Loan Loss Reserve

In 2004, the Board of Directors approved the creation of Loan Loss Reserve through an allocation of $218,800,000 out of prior year net income. The Loan Loss Reserve forms part of Capital and Reserves to be used as a basis for capital adequacy against the estimated expected loss in ADB's sovereign loans and guarantees portfolio. In December 2006, the Board of Directors approved the adoption of this policy to nonsovereign credit exposures.

In 2007, the estimated loan loss reserve requirement was $182,100,000 resulting to an increase of $52,000,000. The estimated expected loss is determined using ADB's credit risk model net of loan loss provisions taken up in accordance with generally accepted accounting principles.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors. In the first half of 2007, the Board of Governors approved the allocation of $286,183,000 out of 2006 net income to Surplus ($320,000,000 - 2006).

Comprehensive Income

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. Other comprehensive income includes such items as the effects of the implementation of FAS 133, unrealized gains and losses on available-for-sale securities and listed equity investments, currency translation adjustments, and pension and post-retirement liability adjustment.

NOTE M—INCOME AND EXPENSES

Total income from loans for the year ended December 31, 2007 was $1,446,319,000 ($1,210,071,000 - 2006). The average yield on the loan portfolio during the year was 5.00% (4.98% - 2006), excluding premium received on prepayment and other loan income. Premium on prepaid loans during 2007 amounted to $232,000 ($7,236,000 - 2006).

Total income from investments including net realized losses on sales, net unrealized losses on derivatives, and interest earned for securities transferred under securities lending and resale arrangements for the year ended December 31, 2007 was $676,230,000 ($563,249,000 - 2006). The annualized rate of return on the average investments held during the year, based on the portfolio held at the beginning and end of each month, was 4.68% (4.18% - 2006) excluding unrealized gains and losses on investments and 5.79% (4.27% - 2006) including unrealized gains and losses on investments.

Income from other sources primarily includes dividends received for the year ended December 31, 2007 amounting to $10,942,000 ($8,952,000 - 2006), share in the net gain of equity investments of $47,827,000 ($32,338,000 - 2006) accounted for under the equity method, and income received as executing agency of $9,843,000 ($11,611,000 - 2006).

Total interest expense incurred for the year ended December 31, 2007 amounted to $1,368,177,000 ($1,099,541,000 - 2006). Other borrowings and related expenses consist of amortization of borrowings' issuance costs and other expenses of $21,601,000 ($16,785,000 - 2006).

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the year ended December 31, 2007 were apportioned between OCR and ADF in proportion of the relative volume of operational activities of each fund. Of the total administrative expenses of $347,803,000 ($346,336,000 - 2006), $186,396,000 ($190,233,000 - 2006) was accordingly charged to ADF. The balance of administrative expenses after allocation was reduced by the deferral of direct loan origination costs of $34,080,000 ($28,434,000 – 2006) related to new loans that became effective for the year ended December 31, 2007 (Notes B and E).

Following the approval by the Board of Directors in June 2003 of the resumption of direct net income allocation to TASF to finance technical assistance (TA) operations, no new TA commitments during the year were charged to OCR current income as "TECHNICAL ASSISTANCE TO MEMBER COUNTRIES". The write-back in the amount of $683,000 ($1,220,000 - 2006) for the year represented cancellations of the undisbursed amounts of completed TA projects committed in prior periods.

As of December 31, 2007, the net cumulative amount of TA commitments that had been charged to OCR net income in the prior years amounted to $67,848,000 ($68,531,000 – December 31, 2006) out of which $65,530,000 ($63,804,000 - 2006) had been disbursed.

For the year ended December 31, 2007, total write-back of provision for losses amounted to $579,000 ($32,515,000 - 2006). This corresponded to $427,000 for one sovereign loan and $152,000 for nonsovereign loans, resulting from repayments during the year.

Other expenses of $3,998,000 ($3,767,000 – 2006) included non-borrowings related financial expenses such as fees paid to external asset managers and bank charges.

Net unrealized gains incorporate $3,680,000 net losses ($3,008,000 net gains – 2006) from the translation adjustments of financial instruments denominated in non-functional currencies (South African Rand and Mexican Peso), and net unrealized gains on derivatives of $57,508,000 ($138,479,000 net loss – 2006), which were made up of:

	2007	2006
Unrealized(losses)gains on:		
Hybrid financial instruments and related swaps	$ (5,322,000)	$ (3,007,000)
Borrowings related swaps	108,028,000	(138,160,000)
Investments related swaps	(4,182,000)	(9,858,000)
Loan related swaps	(38,089,000)	8,629,000
FX Forward	(1,958,000)	5,522,000
Amortization of the FAS 133 transition adjustment	(969,000)	(1,605,000)
Total	$ 57,508,000	$ (138,479,000)

NOTE N—OTHER ASSETS AND LIABILITIES—MISCELLANEOUS

At December 31, 2007 and 2006, ADB had the following receivables from/payables to special funds and trust funds resulting from administrative arrangements and operating activities:

	2007	2006
Amounts receivable from:		
Asian Development Fund (Note M)	$ 28,750,000	$ 25,970,000
Technical Assistance Special Fund	14,000	97,000
Japan Special Fund	159,000	125,000
Asian Tsunami Fund	343,000	253,000
Pakistan Earthquake Fund	5,000	–
Asian Development Bank Institute Special Fund	341,000	254,000
Staff Retirement Plan	11,012,000	–
Agency Trust Funds (net)	1,984,000	686,000
Total	$ 42,608,000	$ 27,385,000
Amounts payable to:		
Staff Retirement Plan	–	451,000
Total	$ –	$ 451,000

NOTE O—STAFF RETIREMENT PLAN AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a contributory defined benefit Staff Retirement Plan (the Plan). Every employee, as defined under the Plan, shall, as a condition of service, become a participant from the first day of service, provided that at such a date, the employee has not reached the normal retirement age of 60. The Plan applies also to members of the Board of Directors who elect to join the Plan. Retirement benefits are based on length of service and highest average remuneration during two years of eligible service. The Plan assets are segregated and are not included in the accompanying Balance Sheet. The costs of administering the Plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the Plan.

Participants hired on or before September 30, 2006 are required to contribute 9 1/3% of their salary to the Plan while those hired after that date do not anymore contribute to the plan. Participants may also make additional voluntary contributions. ADB's contribution is determined at a rate sufficient to cover that part of the costs of the Plan not covered by the participants' contributions.

Expected Contributions

The expected amount of contributions to the Plan for 2008 amounts to $43,291,000 ($58,763,000 – 2006) representing ADB's contributions of $22,902,000 ($21,422,000 – 2006), based on budgeted contribution rate of 16% (16% - 2006), participants' mandatory contributions of $11,889,000 ($12,341,000 – 2006) and discretionary contributions of $8,500,000 ($25,000,000 – 2006).

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The Plan employs six external asset managers and one global custodian who function within the guidelines established by the Plan's Investment Committee. The investment of these assets, over the long term, is expected to produce higher returns than short-term investments. The investment policy incorporates the Plan's package of desired investment return and tolerance for risk, taking into account the nature and duration of the Plan's liabilities. The Plan's assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is prohibited. Selected derivatives are used for hedging and transactional efficiency purposes.

The Plan's investment policy is periodically reviewed and revised to reflect the best interest of the Plan's participants and beneficiaries. The current policy, adopted in January 2003, specifies an asset-mix structure of 70% of assets in equities and 30% in fixed income securities. At present, investments of the Plan's assets are divided into three categories: US equity, Non-US equity, and US fixed income.

As of December 31, 2007 and 2006, the breakdown of the fair value of plan assets held are as follows:

	2007		2006	
	Amount	Percentage	Amount	Percentage
Equity Securities				
US	$ 541,837,000		$ 536,100,000	
Non-US	407,222,000		377,825,000	
	949,059,000	72.9%	913,925,000	74.0%
Fixed Income Securities	362,646,000	27.9	319,265,000	25.8
Other (Liabilities)Assets - net	(10,150,000)	(0.8)	2,156,000	0.2
Total	$ 1,301,555,000	100.0%	$ 1,235,346,000	100.0%

All investments excluding time deposits are valued using market prices. Time deposits are reported at cost which is a reasonable estimate of fair value. Fixed income securities include US government and government guaranteed obligations, corporate bonds and time deposits. Other assets include forward exchange contracts in various foreign currencies transacted to hedge currency exposure in the investment portfolio, which are reported at fair value.

For the year ended December 31, 2007 the net return on the Plan assets was 6.0% (12.9% - 2006). ADB expects the long-term rate of return on the assets to be 8%.

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the Plan's liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, the assumed investment return of 8% on the Plan's assets is expected to remain broadly the same, year to year.

Postretirement Medical Benefits Plan

In 1993, ADB adopted a cost-sharing plan for retirees' medical insurance premiums. Under the plan, ADB is obligated to pay 75% of the Group Medical Insurance Plan premiums for retirees, including retired members of the Board of Directors, and their eligible dependents who elected to participate. The cost-sharing plan is currently unfunded.

Generally accepted accounting principles require an actuarially determined assessment of the periodic cost of postretirement medical benefits.

NOTES TO FINANCIAL STATEMENTS – (Continued)
December 31, 2007 and 2006

The following table sets forth the pension and postretirement medical benefits at December 31, 2007 and 2006:

	Pension Benefits		Postretirement Medical Benefits	
	2007	2006	2007	2006
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 1,336,833,000	$ 1,226,453,000	$ 187,030,000	$ 227,338,000
Service cost	38,564,000	38,481,000	8,823,000	11,047,000
Interest cost	81,558,000	72,030,000	11,634,000	13,586,000
Participants' contributions	27,186,000	11,843,000	–	–
Transfers	(232,000)	–	–	–
Actuarial loss (gain)	59,287,000	44,382,000	(11,952,000)	(62,416,000)
Amendments	–	–	–	–
Benefits paid	(66,364,000)	(56,356,000)	(2,527,000)	(2,525,000)
Benefit obligation at end of year	$ 1,476,832,000	$ 1,336,833,000	$ 193,008,000	$ 187,030,000
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 1,235,346,000	$ 1,081,133,000	$ –	$ –
Actual return on plan assets	73,905,000	140,076,000	–	–
Employer's contribution	31,714,000	20,106,000	2,527,000	2,525,000
Plan participants' contributions	27,186,000	50,387,000	–	–
Transfers	(232,000)	–	–	–
Benefits paid	(66,364,000)	(56,356,000)	(2,527,000)	(2,525,000)
Fair value of plan assets at end of year	1,301,555,000	1,235,346,000	–	–
Funded status	$ (175,277,000)	$ (101,487,000)	$ (193,008,000)	$ (187,030,000)
Amounts recognized in the Balance sheet consist of:				
Current liabilities	–	–	(3,907,000)	(3,902,000)
Noncurrent liabilities	(175,277,000)	(101,487,000)	(189,101,000)	(183,128,000)
Net amount recognized	$ (175,277,000)	$ (101,487,000)	$ (193,008,000)	$ (187,030,000)
Amounts recognized in the Accumulated other comprehensive income consist of:				
Net actuarial loss	$ 110,605,000	$ 39,745,000	$ 43,853,000	$ 59,109,000
Prior service cost (credit)	15,912,000	19,991,000	(28,648,000)	(37,294,000)
Total amount recognized	$ 126,517,000	$ 59,736,000	$ 15,205,000	$ 21,815,000
Weighted-average assumptions as of 31 December				
Discount rate	6.00%	6.00%	6.00%	6.00%
Expected return on plan assets	8.00%	8.00%	N/A	N/A
Rate of compensation increase varies with age and averages	4.65%	5.00%	4.65%	5.00%

For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for the valuation as at December 31, 2007. The rate was assumed to decrease gradually to 5.0% for 2011 and remain at the level thereafter.

	Pension Benefits		Postretirement Medical Benefits	
	2007	2006	2007	2006
Components of net periodic benefit cost:				
Service cost	$ 38,564,000	$ 38,481,000	$ 8,823,000	$ 11,047,000
Interest cost	81,558,000	72,030,000	11,634,000	13,586,000
Expected return on plan assets	(88,047,000)	(80,225,000)	–	–
Amortization of prior service cost	4,079,000	4,130,000	(8,646,000)	(8,646,000)
Recognized actuarial loss	2,569,000	4,067,000	3,304,000	9,055,000
Net periodic benefit cost	$ 38,723,000	$ 38,483,000	$ 15,115,000	$ 25,042,000

The accumulated benefit obligation of the pension plan as of December 31, 2007 was $1,374,738,000 ($1,237,070,000 – 2007).

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year are US$1,819,000 and US$4,079,000, respectively. The estimated net loss and prior service credit for the other postretirement benefits plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is US$1,950,000 and US$(8,646,000), respectively.

A one-percentage-point change in assumed health care trend rates would have the following effects:

	1- Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 5,143,000	$ (3,900,000)
Effect on postretirement benefit obligation	38,716,000	(30,396,000)

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at December 31, 2007:

	Pension Benefits	Postretirement Medical Benefits
2008	$ 63,388,000	$ 3,907,000
2009	64,637,000	4,581,000
2010	66,402,000	5,268,000
2011	71,512,000	6,005,000
2012	76,081,000	6,740,000
2013-2017	439,879,000	44,130,000

NOTE P—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of ADB's significant financial instruments as of December 31, 2007 and 2006 are summarized as follows:

	2007		2006	
	Carrying Amount[a]	**Estimated Fair Value**	**Carrying Amount**[a]	**Estimated Fair Value**
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 108,821,000	$ 108,821,000	$ 205,418,000	$ 205,418,000
Investments (Note D)	13,296,943,000	13,296,943,000	12,764,432,000	12,764,432,000
Securities transferred under securities lending arrangement	5,041,387,000	5,041,387,000	1,922,901,000	1,922,901,000
Securities purchased under resale arrangement	427,132,000	427,132,000	432,963,000	432,963,000
Loans outstanding (Note E)	30,282,879,000	31,461,370,000	26,177,406,000	27,161,785,000
Equity investments (Note G)	808,157,000	808,157,000	655,819,000	655,819,000
Other assets				
Non-negotiable, non-interest-bearing demand obligations	174,805,000	105,027,000	173,667,000	108,822,000
Receivable from swaps - others (Note H)	512,089,000	512,089,000	655,151,000	655,151,000
Receivable from swaps - borrowings (Note H)	17,968,867,000	17,968,867,000	12,986,831,000	12,986,831,000
Future guarantee receivable	13,668,000	13,668,000	10,544,000	10,544,000
LIABILITIES:				
Borrowings (Note J)	31,959,299,000	32,023,669,000	27,910,832,000	27,972,473,000
Other liabilities				
Payable for swaps - others (Note H)	583,321,000	583,321,000	655,461,000	655,461,000
Payable for swaps - borrowings (Note H)	16,936,964,000	16,936,964,000	12,502,403,000	12,502,403,000
Guarantee liability	13,668,000	13,668,000	10,544,000	10,544,000

[a] The carrying amount for borrowings and swaps are inclusive of accrued interest.

	2007		2006	
	Outstanding Amount	Present Value	Outstanding Amount	Present Value
Off-balance sheet financial instruments:				
Guarantees (see *Note F*)	$1,060,328,000	$ 689,145,000	$ 1,076,316,000	$ 695,585,000

Additional fair value information, including methods used to estimate certain values, is included in the notes referenced in the above table.

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

If available, quoted market values are used to determine fair values. Financial instruments for which market quotations are not readily available are valued using valuation models. The basis of valuation is the present value of expected cash flows based on observable market data.

NOTE Q—CREDIT RISK

ADB is exposed to risk if the borrowers fall in arrears on payments. ADB manages country risk for lending operations through continuous monitoring of creditworthiness of the borrowers and rigorous capital adequacy framework. Guarantees involve elements of credit risk which are also not reflected on the balance sheet. Credit risk represents the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract.

As of December 31, 2007, ADB has a significant concentration of credit risk to Asian and the Pacific region associated with loan and guarantee products with credit exposure determined based on fair value of loans and outstanding guarantees amounting to $29,282,780,000 ($28,398,987,000 – 2006).

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the guidelines set forth in the Investment Authority (Note D).

ADB has a potential risk of loss if the swap counterparty fails to perform its obligations. In order to reduce such credit risk, ADB only enters into long-term swap transactions with counterparties eligible under ADB's swap guidelines which include a requirement that the counterparties have a credit rating of A-/A3 or higher and requires certain counterparties with executed Credit Support Annex, to provide collateral in form of cash or other approved liquid securities based on mark-to-market exposure.

As of December 31, 2007, ADB had received collateral of $461,017,000 ($371,063,000 – 2006) in connection with the swap agreements. ADB has also entered into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions.

NOTE R—SPECIAL AND TRUST FUNDS

ADB's operations include special operations, which are financed from special fund resources, consisting of the Asian Development Fund, the Technical Assistance Special Fund, Japan Special Fund, the Asian Development Bank Institute Special Fund, the Asian Tsunami Fund, the Pakistan Earthquake Fund, and the Regional Cooperation and Integration Fund.

The OCR and special fund resources are at all times used, committed, and invested entirely separate from each other. The Board of Governors may approve allocation of the net income of OCR to special funds, based on the funding and operational requirements for the funds. The administrative and operational expenses pertaining to the OCR and special funds are charged to the respective special funds. The administrative expenses of ADB are allocated amongst OCR and special funds and are settled on a regular basis between the OCR and the special funds.

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB's operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB's administration. ADB charges administrative fees for external funds administered by ADB. The funds are restricted for specific uses including technical assistance to borrowers and technical assistance for regional programs. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust with ADB, and are held in a separate investment portfolio, which is not commingled with ADB's funds, nor are they included in the assets of ADB.

Special funds and funds administered by ADB on behalf of the donors are not included in the assets of OCR. The breakdown of the total of such funds together with the funds of the special operations as of December 31, 2007 and 2006 is as follows:

	2007		2006	
	Total Net Assets	No.of Funds	Total Net Assets	No.of Funds
Special Funds				
Asian Development Fund	$ 31,949,604,000	1	$ 29,247,470,000	1
Technical Assistance Special Fund	193,119,000	1	220,533,000	1
Japan Special Fund	171,558,000	1	163,792,000	1
Asian Development Bank Institute Special Fund	18,292,000	1	17,408,000	1
Asian Tsunami Fund	40,008,000	1	19,482,000	1
Pakistan Earthquake Fund	(3,453,000)	1	6,046,000	1
Regional Cooperation and Integration Fund	33,817,000	1	–	–
Subtotal	32,402,945,000	7	29,674,731,000	6
Trust Funds				
Funds administered by ADB	1,130,226,000	64	1,016,475,000	60
Funds not administered by ADB	7,337,000	2	7,358,000	2
Subtotal	1,137,563,000	66	1,023,833,000	62
Total	$ 33,540,508,000	73	$ 30,698,564,000	68

During the year ended December 31, 2007, a total of $9,310,000 ($8,666,000 - 2006) was recorded as compensation for administering projects/programs under Trust Funds. The amount has been included in "Revenue from Other Sources - net."

NOTE S—VARIABLE INTEREST ENTITIES

As of December 31, 2007, ADB did not identify any VIE in which ADB is the primary beneficiary, requiring consolidation in OCR financial statements. ADB may hold significant variable interests in VIE, which requires disclosures.

The review of ADB's loan, equity investments, and guarantee portfolio, has identified 2 (2 – 2006) investments in VIEs in which ADB is not the primary beneficiary, but in which it is reasonably possible that ADB could be deemed to hold significant variable interest. ADB's total committed investment in these entities, comprising disbursed and undisbursed balances, corresponded to the maximum exposure to loss totaling $109,200,000 as of December 31, 2007 ($108,130,000 – 2006). Based on the most recent available information from these VIEs, the assets of these VIEs totaled $376,785,000 ($309,182,000 – 2006).

END